Form 10-K, Exhibit 13
period 1998-05-31
FDX CORP
filed 1998-08-14
CIK 1048911

                                                                      EXHIBIT 13

FDX CORPORATION ANNUAL REPORT 1998


[Cover Photo: Aerial, fish-eye view of city skyline]

FDX=A WHOLE GREATER

[Photo of courier running]

THAN THE SUM OF ITS PARTS

On January 27, 1998, Federal Express Corporation launched a new era in transportation - again. Twenty-five years after it founded the express distribution industry, FedEx acquired the Caliber System, Inc. companies, leaders in ground small-package delivery, surface expedited shipping, less-than-truckload freight and integrated logistics management. From this historic union emerged a new brand of transportation leadership: FDX Corporation, a $16 billion distribution and logistics powerhouse. With its unprecedented portfolio of shipping and logistics services, FDX is uniquely equipped to provide the comprehensive distribution solutions customers seek in today's fast, competitive, interconnected global marketplace. The service, technology and marketing synergies created by FDX unlock exciting new opportunities for stockholders.

In this inaugural annual report to FDX stockholders, you'll discover why the acquisition of Caliber System by FedEx involved more than simple addition - why for customers and stockholders alike, FDX equals a whole far greater than the sum of its parts.


FDX=A NEW BRAND OF LEADERSHIP

FDX=A $400 BILLION


P2

MARKET OPPORTUNITY

[Photo of Frederick W. Smith]


To Our Stockholders: During fiscal year 1998, FedEx celebrated its 25th year of industry leadership by laying the foundation for future growth with the acquisition of Caliber System, Inc., and the creation of FDX Corporation. Our consolidated results for the year were strong, revealing a $16 billion company with net income of $583 million, excluding merger expenses. Earnings per share rose to a record $3.91. We are pleased with our financial achievements and excited about our growth opportunities. FDX is poised to take advantage of a global transportation market that - with the express, less-than-truckload and ground small-package segments combined - is projected to grow from $75 billion today to nearly $400 billion over the next 20 years.

[Photo of FedEx Delivery Van]

Once again, we have changed the competitive landscape, creating a one-stop source for global shipping and logistics solutions. No other corporation is better situated to take advantage of business trends such as "just-in-time" shipping, the explosive growth of electronic commerce, and the proliferation of global sourcing and selling across markets. Prior to the acquisition, neither FedEx nor RPS individually could offer the same complementary mix of express and ground small-package delivery services. Now - operating independently yet

                                                                              P3
working together under FDX - we're winning business from our competitors by providing unmatched service, access and connectivity.

[Photo of FDX flag]

When we announced the formation of FDX Corporation, many observers assumed that the Caliber acquisition made sense only if we fully integrated our operations. Based on 25 years of industry leadership and expertise, we are doing just the opposite - and for compelling strategic reasons. Simply layering the unique resource and operating requirements of a time-definite, global, express-delivery network onto a day-definite, ground small-package network would surely result in diminished service quality and increased costs.

[Photo of two FedEx couriers]

Under the FDX umbrella, we will leverage our shared strengths while operating each delivery network independently, with each focused on its respective markets. For FedEx, that means an unrelenting dedication to rapid, time-specific global delivery in 1, 2 or 3 business days. For RPS, that means continued commitment to its highly efficient and reliable, business-to-business, ground small-package delivery capability. The result for all FDX companies is optimal service quality, reliability and profitability.

To capitalize on the synergies of our shared customer relationships, we are aggressively aligning sales and marketing initiatives across all FDX FDX=COMPLETE ONE
P4
companies, with particular attention to our primary opportunities - FedEx and RPS. We have identified more than one million FedEx customers who currently have no relationship with RPS. Conversely, tens of thousands of RPS customers do not use FedEx for their international or U.S. domestic express shipments. Given an opportunity to obtain the best of both delivery services, we find many businesses eager to become full-fledged "FDX customers."

[Photo of RPS logo]

FDX is now positioned to meet customer needs by providing comprehensive transportation, logistics and supply chain management solutions.

Increasingly, businesses are seeking strategic, cost-effective ways to manage their supply chains - the series of transportation and information exchanges required to convert parts and raw materials into finished, delivered products. Experience tells us that customers prefer one supplier to meet all of their distribution and logistics needs. And FDX has what it takes: Our unique global network, operational expertise and air route authorities cannot be replicated by the competition. With FDX, our customers have a strategic competitive weapon to squeeze time, mass and cost from the supply chain.
-STOP SHIPPING
[Photo of Caliber trailers on rail cars]

                                                                              P5

FDX=A NEW BRAND
Looking ahead, FDX will seize opportunities to drive revenue growth and build bottom-line results for our stockholders. We are focused on three primary growth strategies: 1) A collaborative sales process that leverages our shared customer relationships; 2) Aggressive global marketing of the broad FDX portfolio to targeted prospective customers; and 3) Strategic application of information systems to reduce costs and improve customer access and connectivity.

[FedEx Internet page]

We see a very bright future for FDX - and we're not alone in our confidence. In June 1998, Wired magazine selected FDX as one of 40 "New Blue Chips," companies that are "building the new economy (using) technology, networks and information to reshape the world." Of the 40 companies cited for possessing fundamental qualities necessary to succeed in a fast-changing economy - globalism, communication, innovation, technology and strategic vision - FDX was the only company deemed to possess all five fundamentals as core business elements.

Thank you for your investment of capital and confidence in this new brand of leadership we call FDX. We expect to reward your investment by demonstrating that FDX equals a historic opportunity for growth, profitability and market leadership.


/s/ Frederick W. Smith
Frederick W. Smith
Chairman, President and
Chief Executive Officer

P6

OF LEADERSHIP

                                                                              P7

FDX=

P8

TOTAL SOLUTIONS
SEND A MESSAGE
JTECH More than one million JTECH pagers have been shipped around the world to hospitals, factories, auto dealerships, even church nursery centers. But perhaps the most critical shipments are the FedEx boxes that arrive just in time for Mother's Day, the busiest day of the year for restaurants. At Outback Steakhouse and other restaurants, customers hold on to the short-range pagers so they can be alerted when a table is ready, freeing them to stroll or browse nearby shops. Less urgent deliveries of replacement pagers or new orders are delivered via RPS. By using FDX services, JTECH sends a message to its customers: Your order will be there.

[Photo of JTECH pager]


                                                                              P9

[Photo of Dell laptop computer]

P10

[Photo of Dell laptop computer]

BUILD TO ORDER
DELL COMPUTER CORPORATION Dell revolutionized the computer industry with a customer-focused direct business model that's lean on inventory and cycle time, but long on logistics efficiencies, customization and customer delight. The company turns inventory in fewer than eight days, compared with 60 to 90 days through more traditional indirect competitors. To keep its supply chain tight, Dell has FedEx deliver computers and parts from its factory in Malaysia to its largest Asian market - Japan. In North America, Caliber Logistics provides distribution and fleet management services for Dell facilities in Austin, Texas. FedEx, meanwhile, handles the express deliveries of several Dell products, displaying a commitment to velocity, quality and customer service that mirrors Dell's own uniquely successful approach to business.

                                                                             P11

CALCULATE THE MOVES
UNISYS CORP. When a large corporation decentralizes shipping, it's like a computer's circuitry firing at random: interesting pyrotechnics, but not very productive. That's why Unisys chose to harness the buying power of hundreds of sales offices, service locations and manufacturing sites by utilizing the transportation management services of FDX. Unisys employees simply call a toll-free number staffed by Caliber Logistics. Caliber distribution experts rely on FedEx, RPS, Roberts Express, and Viking Freight to ship everything from critical replacement parts to Unisys enterprise servers directly to the customer site. Each shipping decision reflects the most appropriate and cost-effective delivery solution. Now that computes.


[Photo of CD-ROMs]

P12

CAPTURE THE MOMENTS
ART LEATHER When supplying 25,000 professional photographers with custom handmade photo albums, everything has to be picture perfect from order through delivery. So Art Leather, the world's largest manufacturer of albums, folios and frames for professional photographers, and its partner, Gross National Products, offer customers a choice of FDX services to meet their deadlines and budgets:
FedEx express services or RPS ground small-package delivery services. And the sky is no limit. Russian and U.S. commanders of the Mir Space Station recently exchanged commemorative Art Leather albums. This year, FedEx and RPS will deliver more than 200,000 Art Leather shipments, each one a thing memories are made of.

[Photo of Picture Frame]

                                                                             P13

SHOP FOR VALUE

STAGE STORES INC. Challenged with opening one new department store a week, Stage Stores didn't have to shop long before selecting FDX as its distribution ally. Every day, RPS delivers up to 13,000 cartons of popular name-brand merchandise - from Levi Strauss to Liz Claiborne - to 630 stores trade-named Stage, Bealls and Palais Royal. Stage Stores relies on RPS as the distribution arm of its state-of-the-art inventory tracking system, which identifies and transfers slow-moving items and keeps staple merchandise in stock. Store advertising, payroll and other time-sensitive corporate shipments are delivered via FedEx. In other words, for one-stop shipping, Stage Stores shops FDX.

[Photo of perfume bottles]

P14

[Photo of perfume bottles]

                                                                             P15

DELIVER THE GOODS
INGRAM MICRO INC. Ingram Micro, the largest worldwide distributor of computer technology products and services, is legendary for its commitment to same-day shipping of orders received by 5 p.m. When customers have some time to spare, RPS delivers a growing number of those shipments. For more time-sensitive deliveries, Ingram Micro did itself - and its customers - one better, locating its national distribution facility just minutes from the FedEx SuperHub in Memphis, Tennessee. By leveraging late-night cutoff times for next-day and two-day delivery, Ingram Micro cuts as much as a day off its order cycle time. When delivering the goods is your business, that's time well spent.

[Photo of computer monitor]

P16

FDX COMPANIES AT A GLANCE


FDX is a unique holding company that provides strategic direction for FedEx and the Caliber companies. A $16 billion global transportation and logistics enterprise, FDX offers customers "total one-stop shopping" for solutions at all levels of the supply chain. Services offered by FDX companies include worldwide express delivery, ground small-package delivery, less-than-truckload freight delivery, and global logistics and electronic commerce solutions.

FedEx, the world leader in global express distribution, offering time-certain delivery within 24 to 48 hours among markets that comprise more than 90 percent of the world's gross domestic product.

RPS, North America's second-largest provider of business-to-business ground small-package delivery.

Roberts Express, the world's leading surface-expedited carrier for nonstop, time-critical and special-handling shipments.

FDX
Employees and Contractors: 190,000
Headquarters: Memphis, Tennessee
Stock Symbol: FDX
Online: www.fdxcorp.com

Caliber Logistics, a pioneer in providing customized, integrated logistics and warehousing solutions worldwide.

Viking Freight, the foremost less-than-truckload freight carrier in the western United States.

Mission and Values FDX will produce superior financial returns for its stockholders by providing high value-added logistics, transportation and related information services through focused operating companies. Customer requirements will be met in the highest quality manner appropriate to each market segment served. FDX will strive to develop mutually rewarding relationships with its employees, partners and suppliers. Safety will be the first consideration in all operations. Corporate activities will be conducted to the highest ethical and professional standards.

[Logos for FDX, FedEx, RPS, Roberts, Viking and Caliber Logistics]

                                                                             P17

HIGHLIGHTS OF THE YEAR

The formation of FDX frees its member companies to focus on what they do best. In the case of FedEx, that is to provide the industry's finest express-delivery services, just as it has for 25 years.

Whether it's rushing a drill bit to a Venezuelan oil field, moving semiconductors just-in-time between Asia and the United States, or delivering chemotherapy treatments to a hospital in Europe, FDX customers rely on FedEx for fast, dependable, time-specific delivery of high-value goods to more than 210 countries. With the world's most advanced express-distribution network, and information systems that allow shippers and their customers global visibility of shipment status, FedEx and its 144,000 employees deliver more than 3 million boxes, documents and pallets each business day.

A CELEBRATION OF INNOVATION
Fiscal year 1998 marked Federal Express Corporation's 25th anniversary, and with it the latest in a string of service and technology innovations that have made - and kept - FedEx the industry leader since 1973.

Despite Asia's current financial situation, FedEx stuck by its long-term strategy of improving global connectivity for FDX customers by refining and strategically expanding FedEx's worldwide network. Examples include:

  To reduce transit times along a route that links North America, Europe, the Middle East, India and Asia, a new around-the-world flight was launched in September 1997.

  To expand customers' options for delivering heavy freight, FedEx introduced FedEx International Economy(R) Freight, providing time-specific delivery (typically within five business days) for heavy, skidded shipments up to 1,500 lbs.

  To enhance global connectivity with Asia, FedEx added a nonstop daily flight with overnight service linking Osaka, Japan, with the FedEx SuperHub in Memphis. The flight makes possible unprecedented next-business-day delivery by 10:30 a.m. - backed by the FedEx Money-Back Guarantee - from key markets in Asia to thousands of U.S. cities, major Canadian markets and Mexico City.

[Photos of aircraft loading operation, sort facility and aircraft in flight]

SERVICE EXCELLENCE
Even as it expanded the reach of its network, FedEx continued to enhance the convenience and quality of its service.

During an August 1997 strike by UPS employees,

P18
which caused FedEx, RPS and other carriers to experience unusually high shipment volumes, FedEx employees earned system-wide ISO 9001 recertification while handling 30 percent more volume than normal. To recognize FedEx's most treasured asset - its people - for their absolute dedication to customer service during this challenging period, FedEx paid a $25 million Special Appreciation Bonus to nearly 90,000 U.S. employees.

Online, FedEx continued to set the customer-service pace, unveiling an upgrade to its FedEx interNetShip(SM) shipment processing capability, and redesigning its acclaimed Web site (www.fedex.com) to improve access and functionality for global customers.

These service innovations, plus the brand respect FedEx has earned among express shippers worldwide, helped FedEx generate revenues of more than $13 billion, a 15 percent increase over fiscal year 1997.

As the largest subsidiary in the FDX family, FedEx remains superbly positioned to propel FDX to new levels of growth and profitability.

[Photos of MD11 aircraft and couriers with packages]

FDX=FREEDOM TO FOCUS

                                                                             P19

HIGHLIGHTS OF THE YEAR

For RPS, Inc., the FDX family of companies represents an ideal competitive enhancement to its current market position. RPS is North America's second-largest provider of ground small-package delivery, with service available to 28 European countries and Puerto Rico.

Having responded to competitive pressure to add express to its service mix by joining FDX, RPS now can concentrate on strategically expanding its core capability - delivering business-to-business packages at rates and service levels that make it the price-value leader in its market.

RPS, like its sister company, FedEx, is an industry leader in on-time performance. In early 1998, RPS enhanced its deserved reputation for reliability by announcing a money-back guarantee on all business-to-business ground deliveries within the continental United States, beginning in July.

RPS also is a pioneer in applying shipping-automation technology, which benefits customers and streamlines the daily handling of more than 1.3 million packages. In the past year alone, for example, the company added multiple-carrier shipment tracing and proof-of-delivery signature functionality to its Web site (www.shiprps.com), making it an even more customer-useful shipping tool.

RPS's value to FDX customers is reflected in continued double-digit growth in revenue and package volume.

[Photos of RPS courier, sort facility, Internet page and bar code labels]

FDX=A $16 BILLION

P20

HIGHLIGHTS OF THE YEAR

As the premier brand name in less-than-truckload (LTL) freight movements throughout the western United States, Viking Freight, Inc. adds yet another important service to the diverse portfolio that FDX offers its customers.

With next- and second-business-day regional freight service, plus direct ocean service to Alaska and Hawaii, Viking's 4,700 employees handle approximately 12,000 shipments per day, achieving on-time delivery on more than 99 percent of all shipments.

Consistent with its "Easy To Do Business With" philosophy, Viking recently created two customer advisory boards - one for corporate accounts, the other for smaller shippers - to better anticipate and meet customers' needs. Viking has enhanced its customer service and today responds to most inquiries within seconds. Viking's Web site (www.vikingfreight.com), lets customers conduct business electronically with convenience and confidence.

Viking's commitment to superior service has not gone unnoticed. In 1997, for the third time, the National Small Shipments Traffic Conference (NASSTRAC) named Viking its regional LTL carrier of the year. Readers of Logistics Management and Distribution magazine voted Viking "Quality Carrier" for 1998, the seventh year Viking has received this award.

[Photos of Viking tractor trailers]

POWERHOUSE

                                                                             P21

HIGHLIGHTS OF THE YEAR

Nearly 1,000 times each business day, Roberts Express, Inc. engineers and executes time-specific, door-to-door surface and air-charter delivery solutions that solve special-handling challenges for FDX customers within North America and Europe.

How special? Consider the 60-ton stamping press Roberts recently delivered from Brescia, Italy, to Kokomo, Indiana. The largest shipment ever handled by Roberts, the press was delivered quickly and on time, keeping an automaker's assembly plant up and running at peak efficiency and quality levels.

With 2,000 employees and owner-operators, Roberts is the world's largest surface-expedited carrier. For shippers and their customers, Roberts' service guarantee and exceptional on-time performance deliver peace of mind, even in the most time-critical situations.

To promote ever higher levels of productivity and service, Roberts recently installed a dynamic vehicle allocation system. As customer orders are received, the system lets dispatchers evaluate at least 20 load and traffic variables to help ensure that delivery vehicles are where they need to be, when they need to be, for optimum customer service and fleet utilization.

[Photos of Roberts delivery vehicles]

P22

HIGHLIGHTS OF THE YEAR

From order-fulfillment systems to warehousing solutions, Caliber Logistics, Inc. develops and implements customized logistics solutions that help FDX customers manage costs, improve customer service and focus on their core business activities.

With 3,500 employees and owner-operators worldwide, Caliber Logistics manages logistics for more than 100 FDX customer locations. It handles more than 3 million shipments per year and operates more than 6 million square feet of contract warehouse space.

From its base of operations in the United States and Canada, Caliber Logistics launched European operations in the Netherlands in 1996. Since then, new operations in Belgium, Northern Ireland and Scotland have propelled European revenues to nearly 10 percent of the company's annual total. During the second half of 1998, the company expects to continue its controlled, opportunistic expansion by initiating operations in Mexico and Asia.

To help customers manage logistics activities and information seamlessly across international borders, the company is deploying unique transportation management software. When installed, initially in the United States and Europe, it will make Caliber the first logistics supplier to offer customers a single transportation-management interface on both sides of the Atlantic.

[Photos of Caliber logistics facility and intermodal facility]

FDX=SHARED STRENGTHS

                                                                             P23

MESSAGE FROM THE CHIEF FINANCIAL OFFICER

The birth of FDX Corporation illustrates the financial synergies that can result when two complementary organizations combine strengths under a shared vision.

The acquisition of Caliber System, Inc. by FedEx - a "pooling of interests" transaction - was accretive to FedEx earnings in fiscal year 1998. The transaction included no goodwill charges, produced a tax-free exchange of shares for Caliber stockholders, and left the FDX balance sheet in robust health.

FINANCIAL SECTION

Stockholders can expect to benefit from growth trends driving the multiple market niches now served by FDX. For each one of the FDX companies, we will focus on making appropriate investments in the technology and transportation assets necessary to optimize our enhanced profit position in terms of earnings performance and cash flow. Our strict yield management programs will continue to support profitable volume growth.

We will manage the business as a portfolio. As a result, decisions on capital investment, expansion of our delivery and information technology networks, and service additions or enhancements will be based on achieving the highest overall return on capital. In addition, our collaborative selling process will increase revenues for the operating companies through a targeted program focusing on high-yielding business.

While the birth of FDX was a unique event in the transportation industry, fiscal year 1998 was, in many ways, another step on a continuum of excellence - that is, a continuation of the financial performance, service and technology innovation, and global leadership FedEx stockholders have grown to expect.

/s/ Alan B. Graf, Jr.
Alan B. Graf, Jr.
Executive Vice President
and Chief Financial Officer

[Graphs of 1997 and 1998 Revenues, Earnings Per Share and Debt To Total
 Capitalization]

(1) Earnings Per Share assumes dilution and excludes non-recurring items. See footnote (1) on page 25.

P24

FINANCIAL HIGHLIGHTS ON A LIKE-CALENDAR BASIS

In thousands, except earnings per share
and Other Operating Data                                            1998            1997     Percent Change
OPERATING RESULTS
Revenues                                                     $15,872,810     $14,265,288               + 11
Operating income                                               1,010,660         425,369               +138
Income from continuing operations before income taxes            899,518         343,865               +162
Net income                                                       503,030         141,276               +256
Net income, excluding non-recurring items/(1)/                   582,723         372,752               + 56
Earnings per share, assuming dilution                        $      3.37     $       .96               +251
Earnings per share, excluding non-recurring items,
   assuming dilution/(1)/                                    $      3.91     $      2.53               + 55
Average common and common equivalent shares                      149,204         147,144               +  1

FINANCIAL POSITION
Property and equipment, net                                  $ 5,935,050     $ 5,460,293               +  9
Total assets                                                   9,686,060       9,008,816               +  8
Long-term debt, less current portion                           1,385,180       1,597,954               - 13
Common stockholders' investment                                3,961,230       3,448,095               + 15

OTHER OPERATING DATA
FedEx
Express package:
   Average daily package volume                                3,025,999       2,715,894               + 11
   Average pounds per package                                        8.5             7.2               + 18
   Average revenue per pound                                 $      1.84     $      2.11               - 13
   Average revenue per package                               $     15.69     $     15.11               +  4
Airfreight:
   Average daily pounds                                        2,769,922       2,542,226               +  9
   Average revenue per pound                                 $       .85     $       .94               - 10
Operating weekdays                                                   254             254
Aircraft fleet                                                       613             584
RPS
   Average daily package volume                                1,326,190       1,121,380               + 18
   Average revenue per package                               $      5.04     $      4.93               +  2
Operating weekdays                                                   256             257
Viking
   Shipments per day                                              13,287          30,771               - 57
   Average revenue per hundredweight                         $      9.28     $      9.08               +  2
Operating weekdays                                                   256             257

Average number of employees (based on a
   standard full-time workweek)                                  150,823         145,721               +  4

The information presented on page 24 and the table above compare the results for fiscal 1998 to 1997 as if Caliber System, Inc.'s prior year had ended May 24, 1997 and had included unaudited results from May 19, 1996 to May 24, 1997. However, the 1997 information discussed in the accompanying Management's Discussion and Analysis of Results of Operations and Financial Condition and the 1997 amounts presented in the accompanying consolidated financial statements are based on Caliber System, Inc.'s audited prior fiscal year ended December 31, 1996.

/(1)/ Non-recurring items include a charge of $88 million ($80 million, net of tax, or $.54 per share, assuming dilution) in 1998 related to the acquisition of Caliber System, Inc., and charges of $310 million ($231 million, net of tax, or $1.57 per share, assuming dilution) in 1997 related to the restructuring of Viking Freight, Inc.'s operations.

                                                                             P25

FINANCIAL HIGHLIGHTS

Years ended May 31

In thousands, except earnings per share
and Other Operating Data                                            1998            1997     Percent Change
OPERATING RESULTS
Revenues                                                     $15,872,810     $14,237,892               + 11
Operating income                                               1,010,660         507,002               + 99
Income from continuing operations before income taxes            899,518         425,865               +111
Net income                                                       503,030         196,104               +157
Earnings per share, assuming dilution                        $      3.37     $      1.33               +153
Average common and common equivalent shares                      149,204         147,228               +  1

FINANCIAL POSITION
Property and equipment, net                                  $ 5,935,050     $ 5,470,399               +  8
Total assets                                                   9,686,060       9,044,316               +  7
Long-term debt, less current portion                           1,385,180       1,597,954               - 13
Common stockholders' investment                                3,961,230       3,501,161               + 13

OTHER OPERATING DATA
FedEx
Express package:
   Average daily package volume                                3,025,999       2,715,894               + 11
   Average pounds per package                                        8.5             7.2               + 18
   Average revenue per pound                                 $      1.84     $      2.11               - 13
   Average revenue per package                               $     15.69     $     15.11               +  4
Airfreight:
   Average daily pounds                                        2,769,922       2,542,226               +  9
   Average revenue per pound                                 $       .85     $       .94               - 10
Operating weekdays                                                   254             254
Aircraft fleet                                                       613             584
RPS
   Average daily package volume                                1,326,190       1,067,104               + 24
   Average revenue per package                               $      5.04     $      4.96               +  2
Operating weekdays                                                   256             254
Viking
   Shipments per day                                              13,287          33,294               - 60
   Average revenue per hundredweight                         $      9.28     $      9.04               +  3
Operating weekdays                                                   256             254

Average number of employees (based on a
   standard full-time workweek)                                  150,823         145,995               +  3

See Note 1 to Notes to Consolidated Financial Statements for a discussion of the periods presented.

P26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On January 27, 1998, Federal Express Corporation ("FedEx") and Caliber System, Inc. ("Caliber") became wholly-owned subsidiaries of a newly-formed holding company, FDX Corporation (together with its subsidiaries, the "Company"). In this transaction, which was accounted for as a pooling of interests, Caliber shareholders received 0.8 shares of the Company's common stock for each share of Caliber common stock. Each share of FedEx common stock was automatically converted into one share of the Company's common stock. There were approximately 146,800,000 of $.10 par value shares so issued or converted. The accompanying financial statements have been restated to include the financial position and results of operations for both FedEx and Caliber for all periods presented.

Caliber operated on a 13 four-week period calendar ending December 31 with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter. FedEx's fiscal year ending May 31 consists of four, three-month quarters. The accompanying consolidated results of operations and cash flows and the following financial and statistical information for the year ended May 31, 1998 combine Caliber's 53-week period from May 25, 1997 to May 31, 1998 with FedEx's year ended May 31, 1998. The Company's consolidated financial position as of May 31, 1998 consists of Caliber's financial position as of May 31, 1998 consolidated with FedEx's financial position as of May 31, 1998. The accompanying consolidated results of operations and cash flows and the following financial and statistical information for the years ended May 31, 1997 and 1996 combine Caliber's 52 weeks ended December 31, 1996 and 1995, respectively, with FedEx's years ended May 31, 1997 and 1996, respectively. The Company's consolidated financial position as of May 31, 1997 consists of Caliber's financial position as of December 31, 1996 consolidated with FedEx's financial position as of May 31, 1997.

Due to the different fiscal year ends, Caliber's results of operations for the period January 1, 1997 to May 24, 1997 do not appear in the Consolidated Statements of Income and instead are recorded as a direct adjustment to equity. Caliber's revenues, operating expenses and net loss for this period were $1.0 billion, $1.1 billion and $41 million, respectively. Included in expenses for this period was an $85 million pre-tax charge ($56 million, net of tax) related to the restructuring of Viking Freight, Inc. ("Viking"), Caliber's regional freight carrier (discussed below).

RESULTS OF OPERATIONS

Consolidated net income for 1998 was $503 million ($3.37 per share, assuming dilution) compared with $196 million ($1.33 per share, assuming dilution) and $281 million ($1.92 per share, assuming dilution) for 1997 and 1996, respectively. Current year results reflect strong domestic package volume growth and slightly improving revenue per package (yield) at both FedEx and RPS, Inc. ("RPS") and significant improvements in Viking's operations.

FedEx's net income for 1998 was $421 million compared with $361 million and $308 million for 1997 and 1996, respectively. Year-over-year improvements in FedEx's consolidated results for the past three years reflect double-digit growth of its express delivery package volume and slight improvements in U.S. domestic yield. In 1998, U.S. domestic margins improved as yields increased at a higher rate than cost per package. However, international margins declined in the face of diminished airfreight revenues, foreign currency fluctuations and rising expenses.

From continuing operations, Caliber recorded income of $78 million for 1998, a loss of $165 million for 1997 and income of $92 million for 1996. The current year income is attributable to strong volume growth and increased yields at RPS, Caliber's ground small-package carrier, and improved operations at Viking since its restructuring in March 1997 (discussed below). Excluding impairment charges related to the Viking restructuring, Caliber recorded net income of $10 million in 1997.

Non-recurring Items
Results of operations included various non-recurring items which affected reported earnings for 1998 and 1997 as discussed below.

Current year results included $88 million ($80 million, net of tax) of expenses related to the acquisition of Caliber and the formation of the Company. These expenses were primarily investment banking fees and payments to members of Caliber's management in accordance with pre-existing management retention agreements. Excluding these expenses, consolidated net income for 1998 was $583 million, or $3.91 per share, assuming dilution.

Also in the current year, Viking recognized a $16 million gain from assets sold in its restructuring, which was announced by Caliber on March 27, 1997. Under the restructuring plan, operations at Viking's midwestern, eastern and northeastern divisions ceased on March 27, 1997, and Viking's southwestern division operated through June 1997 and was subsequently sold. Viking continues to operate in the western United States where it has been a leader in the regional less-than-truckload market for many years. In connection with the restructuring, Caliber recorded a non-cash asset impairment charge of $225 million ($175 million, net of tax) in December 1996 and an $85 million restructuring charge in March 1997. Excluding the net effect of

                                                                             P27

MANAGEMENT'S DISCUSSION AND ANALYSIS

the December 1996 charge, consolidated net income for 1997 was $371 million, or $2.52 per share, assuming dilution.

In addition, Caliber recorded in 1998 approximately $5 million of income, net of tax, from discontinued operations related to the exiting of the airfreight business served by Roadway Global Air, Inc. in 1995.

A significant non-recurring item impacting 1998's results of operations was the Teamsters strike against United Parcel Service ("UPS") in August 1997. During the 12 operating days of the strike, FedEx delivered approximately 800,000 additional U.S. domestic express packages per day, and RPS delivered approximately 300,000 additional packages per day. While it is difficult to estimate with precision the impact of this additional volume, FedEx and RPS have retained a portion of this volume. The Company analytically calculated that the volume not retained at the end of the first quarter contributed approximately $170 million in revenues to that quarter. This additional revenue, net of applicable variable compensation, income taxes and variable costs, but not allocated fixed costs, resulted in approximately $.25 additional earnings per share, assuming dilution, to the consolidated first quarter's earnings.

FedEx recorded two aircraft-related items in the current year. FedEx realized a net gain of $17 million from the insurance settlement and the release from certain related liabilities on a leased MD11 aircraft destroyed in an accident in July 1997. This gain was recorded in operating and non-operating income in substantially equal amounts. An unrelated expense, which partially offset this gain, was an addition of $9 million to an operating reserve for the disposition of leased B747 aircraft. In recording the additional reserve, maintenance and repairs and rentals and landing fees expenses were increased. These aircraft, which were subleased, underwent certain maintenance and repairs before being transferred to a new lessee. The net effect of the MD11 gain and the B747 reserve on FedEx's domestic and international operating income was immaterial. The combined effect of these aircraft-related items contributed approximately $.03 per share in the first quarter of 1998, net of applicable variable compensation and income taxes.

FedEx's 1997 results included a $15 million pre-tax benefit to operating income from the settlement of a Tennessee personal property tax matter and a $17 million gain in non-operating income from an insurance settlement for a DC10 destroyed by fire in September 1996.


Revenues
The following table shows a comparison of revenues for the years ended May 31:

In millions                                                                Percent Change
                                           1998      1997      1996    1998/1997   1997/1996
FedEx:
   U.S. domestic express                $ 9,326   $ 8,073   $ 7,284          +16         +11
   International Priority (IP)            2,731     2,351     1,997          +16         +18
   International Express Freight (IXF)
     and Airport-to-Airport (ATA)           598       605       554          - 1         + 9
   FedEx Air Charter                         88        72        92          +21         -22
   Logistics services                        99        99        94            -         + 5
   Other/(1)/                               413       320       253          +29         +27
                                        -------   -------   -------
                                         13,255    11,520    10,274          +15         +12
Caliber:
   RPS                                    1,710     1,344     1,293          +27         + 4
   Viking                                   382       966       834          -60         +16
   Other                                    526       408       321          +29         +27
                                        -------   -------   -------
                                        $15,873   $14,238   $12,722          +11         +12

---------------
/(1)/Includes the sale of engine noise reduction kits.

P28

The following table shows a comparison of selected shipment statistics for the years ended May 31:

In thousands, except dollar amounts                                    Percent Change
                                      1998      1997      1996      1998/1997  1997/1996
FedEx:
   U.S. domestic express:
     Average daily packages          2,767     2,490     2,246            +11        +11
     Revenue per package            $13.27    $12.77    $12.67            + 4        + 1
   IP:
     Average daily packages            259       226       192            +15        +18
     Revenue per package            $41.45    $40.91    $40.58            + 1        + 1
   IXF/ATA:
     Average daily pounds            2,770     2,542     2,144            + 9        +19
     Revenue per pound              $  .85    $  .94    $ 1.01            -10        - 7
Caliber:
   RPS:
     Average daily packages          1,326     1,067     1,043            +24        + 2
     Revenue per package            $ 5.04    $ 4.96    $ 4.92            + 2        + 1
   Viking:
     Shipments per day                13.3      33.3      31.3            -60        + 6
     Revenue per hundredweight      $ 9.28    $ 9.04    $ 8.07            + 3        +12

In 1998, FedEx's U.S. domestic package volumes increased on a year-over-year basis primarily due to rapid growth of its deferred services, including FedEx Express Saver. This growth was augmented by incremental UPS strike-related volume, the majority of which was in the deferred service category. Excluding the effects of a temporary 2% fuel surcharge and the expiration of the air cargo transportation tax on 1997 yields, FedEx U.S. domestic yields rose 5% in 1998 as a result of continuing yield-management actions. These actions included pursuing price increases on low-yielding accounts, discontinuing unprofitable accounts, increasing average weight per package and implementing a 3% to 4% price increase targeted to list price and standard discount matrix customers for U.S. domestic shipments effective February 15, 1998.

The expiration of the air cargo transportation excise tax added approximately $50 million to U.S. domestic revenues and 1% to U.S. domestic yields in both 1997 and 1996. The tax expired on December 31, 1995, was reenacted by Congress effective August 27, 1996, and expired again on December 31, 1996. FedEx was not obligated to pay the tax during the periods in which it was expired. The excise tax was reenacted by Congress effective March 7, 1997, and, in August 1997, it was extended for 10 years through September 30, 2007.

FedEx's IP service continued to experience double-digit growth in average daily volumes and revenues, with yields remaining relatively constant. Current year volume growth slowed to 15% year-over-year, primarily due to weakness in Asian markets.

In 1998 and 1997, FedEx's international non-express airfreight revenues were a significant factor in determining international profitability. FedEx uses ATA airfreight service (a lower-priced, space-available service) to fill space on international flights not used by express services such as IP or IXF. In 1998, weakness in Asian economies and continued downward pressure on yields resulted in lower non-express airfreight prices and revenues than in 1997. In 1997, airfreight revenues increased year-over-year, due to FedEx's expansion in international markets, despite excess market capacity and downward pressure on yields.

The increases in FedEx's other revenue in 1998 and 1997 were primarily attributable to increased sales of engine noise reduction kits.

RPS's revenue per day increased 26% and 3% in 1998 and 1997, respectively, primarily due to increased average daily volume of 24% and 2% in these same years. Over the same periods, RPS's yield remained stable, and effective February 9, 1998, management implemented a 3.7% rate increase at RPS.

On a daily basis, Viking's revenue declined 61% year-over-year in 1998 and increased 15% in 1997. As a result of Viking's restructuring in March 1997, in which operations at four of five divisions were terminated by June 1997, Viking's daily shipments declined 60% year-over-year in 1998.

                                                                             P29

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Expenses
Volume growth and expansion of the Company's operations resulted in a trend of rising operating expenses. Presented below are year-over-year percentage changes in selected operating expenses:

                                    Percent Change
                              1998/1997       1997/1996
Salaries and employee benefits      + 8             +11
Purchased transportation            +18             +18
Rentals and landing fees            +14             +12
Depreciation and amortization       + 4             + 9
Maintenance and repairs             +13             +14
Fuel                                - 1             +20
Other                               +11             +17

   Total operating expenses         + 8             +15

Salaries and employee benefits expense rose primarily due to higher employment levels associated with volume growth, partially offset in 1998 by a decline at Viking after its restructuring. Increased provisions under the Company's performance-based, incentive compensation plans in 1998 and 1997, and a $25 million special appreciation bonus in 1998 for U.S. operations employees at FedEx for their extra efforts during the UPS strike also contributed to the increases in salaries and employee benefits expense.

Increases in purchased transportation were primarily volume related, with the majority of the increases occurring at RPS in 1998 and at FedEx in 1997.

Rentals and landing fees increased primarily due to additional aircraft leased by FedEx. As of May 31, 1998, the Company had 86 wide-bodied aircraft under operating lease compared with 78 as of May 31, 1997, and 74 as of May 31, 1996. Management expects year-over-year increases in lease expense to continue as the Company enters into additional aircraft rental agreements during 1999 and thereafter.

In the past three years, FedEx's aircraft fleet has increased resulting in a corresponding rise in maintenance expense. The rise in maintenance and repairs expense for 1998 was primarily due to higher engine maintenance expense on B727, DC10 and A310 aircraft. As discussed above, most of the 1998 increase in an operating reserve for the disposition of B747 aircraft was recorded as maintenance and repairs expense. In 1997, FedEx experienced higher engine maintenance expense on MD11 and A310 aircraft.

FedEx expects a predictable pattern of aircraft maintenance and repairs expense. However, unanticipated maintenance events will occasionally disrupt this pattern, resulting in periodic fluctuations in maintenance and repairs expense. Given FedEx's increasing fleet size, aging fleet and variety of aircraft types, management believes that maintenance and repairs expense will continue a trend of year-over-year increases for the foreseeable future.

Fuel expense decreased in 1998 due to a 10% decline in average jet fuel price per gallon and a decrease in vehicle fuel consumption at Viking, partially offset by a 13% increase in jet fuel gallons consumed. Fuel expense increased in 1997 due to a 12% and 8% rise in average jet fuel price per gallon and gallons consumed, respectively. In 1997, the increase in average price per gallon of jet fuel was due to higher jet fuel prices and a 4.3 cents per gallon excise tax on aviation fuel, used domestically, which became effective October 1, 1995. For the past three years, fuel expense included amounts received and paid by FedEx under contracts which are designed to limit FedEx's exposure to fluctuations in jet fuel prices.

In order to mitigate the impact of the increase in jet fuel prices experienced in 1997, FedEx implemented fuel surcharges on airfreight shipments, effective December 1, 1996, for shipments out of Europe and selected Asian countries. Additionally, the Company implemented fuel surcharges, effective December 15, 1996, for airfreight shipments originating in the United States, Latin America and the remaining parts of Asia, except those to the People's Republic of China and Hong Kong. These surcharges were discontinued effective April 15 or June 1, 1997, depending on the origin country. FedEx also implemented a temporary 2% fuel surcharge, effective February 3, 1997, on U.S. domestic shipments except FedEx Same Day service and including Puerto Rico. This surcharge also applied to all U.S. export IP shipments, except those to the People's Republic of China and Hong Kong. This surcharge was lifted on August 1, 1997.

Increases in other operating expenses for 1998 and 1997 were primarily due to expenses related to volume growth and, in 1998, expenses necessitated by additional volume during the UPS strike, including temporary manpower and uniforms and supplies. The cost of sales of engine noise reduction kits also increased in 1998 and 1997.

The Company's work on the Year 2000 ("Y2K") computer compliance issue began in 1996. The Company's Y2K compliance program consists of five parts: inventory, assessment, renovation, testing and implementation. The Company has conducted an inventory and assessment of remediation required for business-critical information technology applications. Project plans have been created, and progress is being monitored on an ongoing basis. Upon completion, validation of these efforts will be performed by an internal, independent process. The Company's goal is to have the majority of these business-critical information technology applications Y2K compliant by December 31, 1998. The Company is also in the process of completing Company-wide inventory, assessment and remediation project plans for business-critical personal computers and software, user applications and embedded-chip systems. The Company's goal is to have the majority of these business-critical components Y2K compliant by May 31, 1999.

The Company is investigating the Y2K compliance status of its vendors, suppliers and affiliates via the Company's own internal vendor compliance effort. The

P30

Company will carry out this task through a Company-wide effort, assisted by consultants, to address internal issues, and jointly with industry trade groups, to address issues related to third parties which are common to transportation companies.

The Company has incurred approximately $50 million to date, including consulting fees, internal staff costs and other expenses. The Company expects to incur additional expenses of approximately $100 million in the next two years to be Y2K compliant.

While the Company believes it is taking all appropriate steps to achieve Y2K compliance, its Y2K issues and any potential future business interruptions, costs, damages or losses related thereto, are dependent, to a significant degree, upon the Y2K compliance of third parties, both domestic and international, such as government agencies, customers, vendors and suppliers. The Y2K problem is pervasive and complex, as virtually every computer operation will be affected in some way. Consequently, no assurance can be given that Y2K compliance can be achieved without significant additional costs.

Operating Income
The Company's consolidated operating income increased 99% in 1998 and decreased 35% in 1997. Operating income for 1998 benefited from the effect of the UPS strike; whereas, operating income for 1997 was reduced by the Viking asset impairment charge of $225 million.

FedEx's consolidated operating income increased 20% and 12% in 1998 and 1997, respectively.

FedEx's U.S. domestic operating income rose 35% and 3% in 1998 and 1997, respectively. In 1998, operating income improved primarily due to increases in revenue per package (3.9%) exceeding increases in cost per package (2.9%) and due to a rise in average daily volume (11%). Also, as noted above, 1998 U.S. domestic operating results were significantly impacted by the UPS strike. Sales of engine noise reduction kits contributed $127 million, $87 million and $63 million to FedEx's U.S. domestic operating income in 1998, 1997 and 1996, respectively. In 1997, domestic operating income included a $15 million pre-tax benefit from the settlement of a Tennessee personal property tax matter. Increases in cost per package (1.4%) exceeded increases in revenue per package (0.8%), while average daily volume rose 11%. U.S. domestic operating margins were 7.8%, 6.7% and 7.3% in 1998, 1997 and 1996, respectively.

International operating income declined $57 million in 1998, compared with a $59 million increase in 1997. International operating results declined in 1998 as a result of slower growth of IP and IXF volumes during a period of international network expansion. Lower airfreight yields, higher salaries and employee benefits and aircraft lease expense, additional start-up costs for several new international flights and the net effect of foreign currency fluctuations negatively impacted international results. The increase in operating income in 1997 was attributable to strong growth in the Company's IP volumes and airfreight pounds, partially offset by lower airfreight yields. International operating margins were 2.3%, 4.4% and 2.9% in 1998, 1997 and 1996, respectively.

RPS reported operating income of $172 million, $136 million and $174 million for 1998, 1997 and 1996, respectively. The increase in operating income for 1998 resulted from package volume growth and the positive effect of the 12-day UPS strike. In 1997, despite a 4% increase in revenues, higher fixed costs of RPS's continuing expansion and investment in technology and equipment contributed to the decline in operating results. Operating margins were 10.1%, 10.1% and 13.4% in 1998, 1997 and 1996, respectively.

Viking reported operating income of $28 million in 1998, an operating loss of $362 million in 1997 and an operating loss of $40 million in 1996. As discussed above, operating results for 1998 include a $16 million gain on the sale of certain Viking assets, and results for 1997 include a $225 million asset impairment charge. Operating margins were 7.3%, (37.5%) and (4.8%) in 1998, 1997 and 1996, respectively.

For additional information on the Company's business segments, see Note 12 of Notes to Consolidated Financial Statements.

Other Income and Expense and Income Taxes
Net interest expense increased 19% for 1998, primarily due to lower levels of capitalized interest at both FedEx and Caliber. Interest is capitalized during the modification of certain MD11 and DC10 aircraft from passenger to freighter configuration, among other projects. For 1997, net interest expense increased 16% due to higher debt levels at Caliber and the loss of interest income from discontinued operations, partially offset by lower effective interest rates at FedEx. The level of capitalized interest in 1997 was comparable to that of 1996.

Other, net for 1998 included a gain from an insurance settlement for an MD11 aircraft destroyed in an accident in July 1997. Other, net for 1997 included a $17 million gain from an insurance settlement for a DC10 aircraft destroyed by fire in September 1996.

The Company's effective tax rate was 44.6% in 1998, 53.9% in 1997 and 43.0% in 1996. Excluding non-recurring items from the Caliber acquisition in 1998 and the Viking restructuring in 1997, the effective rate would have been 41.5% in 1998 and 43.0% in 1997 and 1996. In each year, the effective tax rate (exclusive of non-recurring items) was greater than the statutory U.S. federal tax rate primarily because of state income taxes and other factors as identified in Note 9 of Notes to Consolidated Financial Statements. For 1999, management expects the effective tax rate to remain at a level similar to the 1998 rate (exclusive of non-recurring items). The actual rate, however, is dependent on a number of factors, including the amount and source of operating income.

                                                                             P31

MANAGEMENT'S DISCUSSION AND ANALYSIS

Outlook
Management is committed to achieving long-term earnings growth by providing transportation, high value-added logistics and related information services through focused operating companies. This frequently involves a significant front-end investment in assets, technology and personnel that may reduce near-term profitability.

As discussed in Revenues above, a key reason for the increase in FedEx's U.S. domestic yield was the continued yield-management actions of implementing price increases on low-yielding accounts, discontinuing unprofitable accounts, increasing average weight per package and implementing a 3% to 4% rate increase in February 1998. Management believes yields will continue to benefit from these actions in 1999, while package volumes will grow at a lower rate in 1999 than in the past several years. FedEx will continue to manage yields with the goal of ensuring an appropriate balance between revenues generated and the cost of providing express services. Actual results, however, may vary depending primarily on the impact of competitive pricing changes, customer responses to yield-management initiatives, changing customer demand patterns and domestic economic conditions.

FedEx's operating income from the sales of engine noise reduction kits peaked in 1998 and is expected to decline $45 million year-over-year in 1999 and to become insignificant by 2001. Actual results may differ depending primarily on the impact of actions by FedEx's competitors and regulatory conditions.

While FedEx's long-term strategy for international operations is to improve global connectivity for its customers by strategically expanding its worldwide network, international economic developments, including the current Asian economic difficulties, may limit short-term growth of FedEx's international services and profits. Management expects, however, strategic expansion to allow for continued, long-term growth of these services.

Management expects IP average daily volume to continue its strong growth in 1999, and IP yields to remain relatively constant. With respect to airfreight, management believes volumes and yields will decline year-over-year in 1999. Actual results for IP or airfreight, however, will depend on international economic conditions, actions by FedEx's competitors and regulatory conditions for international aviation rights.

To boost customer confidence and RPS's competitive position, RPS introduced a guaranteed ground offering in July 1998 for business-to-business shipments. Management expects RPS's package volume to continue to grow, as projected facility expansions begin to address current capacity constraints. Yields will likely remain stable or increase slightly. Actual results, however, will depend primarily on the impact of competitive pricing changes, actions by RPS's competitors, changing customer demand patterns and domestic economic conditions.

Viking's strategy for 1999 is to maintain its market leadership in the western United States, improve yields and invest in updated information systems and other technologies.

The Company will continue to invest in technologies that improve the efficiency of package pick-up, sorting, tracking and delivery and that improve customer access and connectivity. The Company will also continue projects designed to enhance productivity and strengthen the Company's infrastructure. Assuming effective implementation, these investments are expected to reduce transportation cost per package.

Effective June 1, 1998, the Company adopted a new accounting standard which provides guidance on accounting for the costs of software developed or obtained for internal use. This standard requires that certain of these costs be capitalized, and the Company estimates the pre-tax benefit of the adoption to be approximately $30 million for 1999.

FINANCIAL CONDITION

Liquidity
Cash and cash equivalents totaled $230 million at May 31, 1998, an increase of $69 million during 1998 compared with an increase of $33 million in 1997 and a decrease of $244 million in 1996. Cash provided from operations during 1998 was $1.7 billion compared with $1.1 billion and $1.2 billion in 1997 and 1996, respectively. The Company currently has available a $1.0 billion revolving bank credit facility that is generally used to finance temporary operating cash requirements and to provide support for the issuance of commercial paper. Management believes that cash flow from operations, its commercial paper program and the revolving bank credit facility will adequately meet its working capital needs for the foreseeable future.

Capital Resources
The Company's operations are capital intensive, characterized by significant investments in aircraft, vehicles, computer and telecommunication equipment, package handling facilities and sort equipment. The amount and timing of capital additions are dependent on various factors including volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, competition and availability of satisfactory financing.

Capital expenditures for 1998 totaled $1.9 billion and included three MD11 aircraft (which were subsequently sold and leased back), four Airbus A310 aircraft, aircraft modifications, customer automation and computer equipment, facilities and vehicles and ground support equipment. In comparison, prior year expenditures totaled $1.8 billion and included ten Airbus A310 aircraft, two MD11 aircraft (which were subsequently sold and leased back, one in 1997 and one in 1998), customer automation and computer equipment and

P32
vehicles and ground support equipment. For information on the Company's purchase commitments, see Note 14 of Notes to Consolidated Financial Statements.

The Company has historically financed its capital investments through the use of lease, debt and equity financing in addition to the use of internally generated cash from operations. Generally, management's practice in recent years with respect to funding new wide-bodied aircraft acquisitions has been to finance such aircraft through long-term lease transactions that qualify as off-balance sheet operating leases under applicable accounting rules. Management has determined that these operating leases have provided economic benefits favorable to ownership with respect to market values, liquidity and after-tax cash flows. In the future, other forms of secured financing may be pursued to finance the Company's aircraft acquisitions when management determines that it best meets the Company's needs. The Company has been successful in obtaining investment capital, both domestic and international, for long-term leases on terms acceptable to it although the marketplace for such capital can become restricted depending on a variety of economic factors beyond the control of the Company. See Note 4 of Notes to Consolidated Financial Statements for additional information concerning the Company's debt and credit facilities.

In July 1997, $20 million of Memphis-Shelby County Airport Authority ("MSCAA") Special Facilities Revenue Bonds were issued. The proceeds of the bonds in combination with other funds were used to refund outstanding MSCAA 1982B bonds on September 2, 1997. Also in July 1997, FedEx issued $250 million of unsecured senior notes with a maturity date of July 1, 2097, under FedEx's July 1996 shelf registration statement filed with the Securities and Exchange Commission.

In June 1998, approximately $833 million of pass through certificates were issued under shelf registration statements filed with the Securities and Exchange Commission to finance or refinance the debt portion of leveraged leases related to eight Airbus A300 and five MD11 aircraft to be delivered through the summer of 1999. The pass through certificates are not direct obligations of, or guaranteed by, the Company or FedEx, but amounts payable by FedEx under the leveraged leases are sufficient to pay the principal of and interest on the certificates.

Management believes that the capital resources available to the Company provide flexibility to access the most efficient markets for financing its capital acquisitions, including aircraft, and are adequate for the Company's future capital needs.

Market Risk Sensitive Instruments and Positions
The Company currently has market risk sensitive instruments related to interest rates. As disclosed in Note 4 of Notes to Consolidated Financial Statements, the Company has outstanding unsecured debt of $1.6 billion at May 31, 1998, of which $1.4 billion is long-term. The Company does not have significant exposure to changing interest rates on its long-term debt because the interest rates are fixed. Market risk for fixed-rate long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to approximately $55 million as of May 31, 1998. The underlying fair values of the Company's long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities. The Company does not use derivative financial instruments to manage interest rate risk.

The Company's earnings are affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, as a result of transactions in foreign markets. At May 31, 1998, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which the Company's transactions are denominated would result in a decrease in operating income of approximately $15 million for the year ending May 31, 1999. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, which are a changed dollar value of the resulting sales, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

In the past three years, FedEx has entered into contracts which are designed to limit its exposure to fluctuations in jet fuel prices. FedEx hedges its exposure to jet fuel price market risk only on a conservative, limited basis. No such contracts were outstanding as of May 31, 1998. See Note 14 of Notes to Consolidated Financial Statements for accounting policy and additional information regarding jet fuel contracts.

The Company does not purchase or hold any derivative financial instruments for trading purposes.

Deferred Tax Assets
At May 31, 1998, the Company had a net cumulative deferred tax liability of $41 million consisting of $601 million of deferred tax assets and $642 million of deferred tax liabilities. The reversals of deferred tax assets in future periods will be offset by similar amounts of deferred tax liabilities.

Statements in this "Management's Discussion and Analysis of Results of Operations and Financial Condition" or made by management of the Company which contain more than historical information may be considered forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) which are subject to risks and uncertainties. Actual results may differ materially from those expressed in the forward-looking statements because of important factors identified in this section.

                                                                             P33

CONSOLIDATED STATEMENTS OF INCOME

Years ended May 31

In thousands,

except Earnings Per Share                                            1998            1997            1996
REVENUES                                                      $15,872,810     $14,237,892     $12,721,791
                                                              -----------     -----------     -----------
Operating Expenses:
Salaries and employee benefits                                  6,647,140       6,150,247       5,557,962
Purchased transportation                                        1,481,590       1,252,901       1,064,925
Rentals and landing fees                                        1,285,655       1,131,543       1,014,024
Depreciation and amortization                                     963,550         926,089         851,992
Maintenance and repairs                                           884,280         781,708         686,185
Fuel                                                              726,768         734,722         612,243
Merger expenses                                                    88,000               -               -
Restructuring and impairment charges                              (16,000)        225,036               -
Other                                                           2,801,167       2,528,644       2,154,908
                                                              -----------     -----------     -----------
                                                               14,862,150      13,730,890      11,942,239
                                                              -----------     -----------     -----------

OPERATING INCOME                                                1,010,660         507,002         779,552
                                                              -----------     -----------     -----------
Other Income (Expense):
Interest, net                                                    (124,413)       (104,195)        (90,190)
Other, net                                                         13,271          23,058          12,732
                                                              -----------     -----------     -----------
                                                                 (111,142)        (81,137)        (77,458)
                                                              -----------     -----------     -----------
Income from Continuing Operations Before Income Taxes             899,518         425,865         702,094
Provision for Income Taxes                                        401,363         229,761         301,908
                                                              -----------     -----------     -----------
Income from Continuing Operations                                 498,155         196,104         400,186
                                                              -----------     -----------     -----------

DISCONTINUED OPERATIONS, NET OF INCOME TAXES:
Loss from discontinued operations                                       -               -         (69,950)
Income (loss) from discontinuance                                   4,875               -         (49,664)
                                                              -----------     -----------     -----------
                                                                    4,875               -        (119,614)
                                                              -----------     -----------     -----------
NET INCOME                                                    $   503,030     $   196,104     $   280,572
                                                              -----------     -----------     -----------
EARNINGS (LOSS) PER COMMON SHARE:
Continuing operations                                         $      3.40     $      1.35     $      2.76
Discontinued operations                                               .03               -            (.82)
                                                              -----------     -----------     -----------
                                                              $      3.43     $      1.35     $      1.94
                                                              -----------     -----------     -----------
EARNINGS (LOSS) PER COMMON SHARE-
   ASSUMING DILUTION:
Continuing operations                                         $      3.34     $      1.33     $      2.74
Discontinued operations                                               .03               -            (.82)
                                                              -----------     -----------     -----------
                                                              $      3.37     $      1.33     $      1.92

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

P34

CONSOLIDATED BALANCE SHEETS

May 31

In thousands                                                         1998            1997
ASSETS
Current Assets:
Cash and cash equivalents                                     $   229,565     $   160,852
Receivables, less allowances of $61,409 and $68,130             1,943,423       1,877,972
Spare parts, supplies and fuel                                    364,714         339,353
Deferred income taxes                                             232,790         196,959
Prepaid expenses and other                                        109,640          68,592
                                                              -----------     -----------
   Total current assets                                         2,880,132       2,643,728
                                                              -----------     -----------
Property and Equipment, at Cost:
Flight equipment                                                4,056,541       3,741,407
Package handling and ground support equipment and vehicles      3,425,279       3,131,060
Computer and electronic equipment                               2,162,624       1,957,917
Other                                                           2,819,430       2,557,564
                                                              -----------     -----------
                                                               12,463,874      11,387,948
Less accumulated depreciation and amortization                  6,528,824       5,917,549
                                                              -----------     -----------
   Net property and equipment                                   5,935,050       5,470,399
                                                              -----------     -----------
Other Assets:
Goodwill                                                          356,272         370,342
Equipment deposits and other assets                               514,606         559,847
                                                              -----------     -----------
   Total other assets                                             870,878         930,189
                                                              -----------     -----------
                                                              $ 9,686,060     $ 9,044,316
                                                              -----------     -----------
LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
Short-term debt                                               $         -     $   230,000
Current portion of long-term debt                                 257,529         126,666
Accounts payable                                                1,145,410         999,782
Accrued expenses                                                1,400,900       1,223,039
                                                              -----------     -----------
   Total current liabilities                                    2,803,839       2,579,487
                                                              -----------     -----------
Long-Term Debt, Less Current Portion                            1,385,180       1,597,954
                                                              -----------     -----------
Deferred Income Taxes                                             274,147         181,835
                                                              -----------     -----------
Other Liabilities                                               1,261,664       1,183,879
                                                              -----------     -----------
Commitments and Contingencies (Notes 5, 14 and 15)

Common Stockholders' Investment:
Common stock, $.10 par value; 400,000 shares authorized;
   147,411 and 147,624 shares issued                               14,741          14,762
Additional paid-in capital                                        992,821         937,978
Retained earnings                                               2,972,077       2,621,511
                                                              -----------     -----------
                                                                3,979,639       3,574,251
Less treasury stock, at cost, and deferred compensation            18,409          73,090
                                                              -----------     -----------
   Total common stockholders' investment                        3,961,230       3,501,161
                                                              -----------     -----------
                                                              $ 9,686,060     $ 9,044,316

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                                                             P35

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended May 31

In thousands
                                                                               1998            1997            1996
OPERATING ACTIVITIES
Income from continuing operations                                       $   498,155     $   196,104     $   400,186
Adjustments to reconcile income from continuing operations
   to cash provided by operating activities:
   Depreciation and amortization                                            963,731         928,799         857,951
   Provision for uncollectible accounts                                      59,616          40,634          38,963
   Provision (benefit) for deferred income taxes and other                   45,548          (9,610)         34,355
   Restructuring and impairment charges                                     (16,000)        225,036               -
   Gain from disposals of property and equipment                             (5,741)        (20,143)         (7,040)
   Changes in assets and liabilities, net of
     effects from dispositions of businesses:
       Increase in receivables                                             (254,283)       (426,357)       (205,427)
       Increase in other current assets                                    (102,203)       (443,799)        (65,038)
       Increase in accounts payable, accrued
         expenses and other liabilities                                     453,721         647,780         114,612
   Other, net                                                                63,829         (29,266)         15,971
                                                                        -----------     -----------     -----------
Cash provided by operating activities                                     1,706,373       1,109,178       1,184,533
                                                                        -----------     -----------     -----------
INVESTING ACTIVITIES
Purchases of property and equipment, including deposits
   on aircraft of $70,359, $26,107 and $68,202                            (1,880,173)     (1,762,979)     (1,700,376)
Proceeds from dispositions of property and equipment:
   Sale-leaseback transactions                                              322,852         162,400         176,500
   Reimbursements of A300 deposits                                          106,991          63,039         143,859
   Other dispositions                                                       135,329          39,423          32,619
Net receipts from (advances to) discontinued operations                       1,735          (2,527)        (60,000)
Other, net                                                                  (75,964)         24,612          77,208
                                                                        -----------     -----------     -----------
Cash used in investing activities                                        (1,389,230)     (1,476,032)     (1,330,190)
                                                                        -----------     -----------     -----------
FINANCING ACTIVITIES
Principal payments on debt                                                 (533,502)         (9,670)       (264,004)
Proceeds from debt issuances                                                267,105         433,404         214,798
Proceeds from stock issuances                                                33,925          31,013          36,566
Dividends paid                                                               (7,793)        (34,825)        (54,688)
Other, net                                                                   (6,939)         (9,741)         (4,898)
                                                                        -----------     -----------     -----------
Cash (used in) provided by financing activities                            (247,204)        410,181         (72,226)
                                                                        -----------     -----------     -----------
CASH AND CASH EQUIVALENTS
Cash provided by (used in) continuing operations                             69,939          43,327        (217,883)
Cash used in discontinued operations                                         (1,735)        (10,802)        (26,118)
Balance at beginning of year                                                161,361         128,327         372,328
                                                                        -----------     -----------     -----------
Balance at end of year                                                  $   229,565     $   160,852     $   128,327

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

P36

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' INVESTMENT

In thousands,

except shares                                                    Additional
                                                    Common          Paid-in       Retained        Treasury        Deferred
                                                     Stock          Capital       Earnings           Stock    Compensation
BALANCE AT MAY 31, 1995                            $ 8,888         $863,035     $2,444,886        $(55,122)       $   (724)
Cash dividends declared by
   Caliber System, Inc.                                  -                -        (54,706)              -               -
Distribution of Roadway Express, Inc.                    -                -       (199,745)              -               -
Purchase of treasury stock                               -                -              -         (13,009)              -
Forfeiture of restricted stock                           -                -              -          (1,068)          1,130
Issuance of common and treasury stock
   under employee incentive plans
   (932,105 shares)                                     72           40,051              -          17,477         (13,898)
Amortization of deferred compensation                    -                -              -               -           2,227
Foreign currency translation adjustment                  -                -         (7,626)              -               -
Net income                                               -                -        280,572               -               -
                                                   -------         --------     ----------         -------        --------
BALANCE AT MAY 31, 1996                              8,960          903,086      2,463,381         (51,722)        (11,265)
Cash dividends declared by
   Caliber System, Inc.                                  -                -        (28,184)              -               -
Purchase of treasury stock                               -                -              -         (15,057)              -
Forfeiture of restricted stock                           -                -              -            (803)            720
Two-for-one stock split by
   Federal Express Corporation in
   the form of a 100% stock dividend                 5,699                -         (5,699)              -               -
Issuance of common and treasury
   stock under employee incentive
   plans (1,336,116 shares)                            103           34,892              -          12,100         (10,484)
Amortization of deferred compensation                    -                -              -               -           3,421
Foreign currency translation adjustment                  -                -         (4,091)              -               -
Net income                                               -                -        196,104               -               -
                                                   -------         --------     ----------         -------        --------
BALANCE AT MAY 31, 1997                             14,762          937,978      2,621,511         (55,482)        (17,608)
Adjustment to conform
   Caliber System, Inc.'s fiscal year                    -              492        (51,795)         (1,765)              -
Cash dividends declared by
   Caliber System, Inc.                                  -                -         (3,899)              -               -
Purchase of treasury stock                               -                -              -          (7,049)              -
Forfeiture of restricted stock                           -                -              -            (979)            586
Issuance of common and treasury stock
   under employee incentive plans
   (1,466,895 shares)                                  135           54,195              -           7,918          (7,204)
Cancellation of Caliber System, Inc.
   treasury stock                                     (156)             156        (66,474)         57,357               -
Amortization of deferred compensation                    -                -              -               -           5,817
Foreign currency translation adjustment                  -                -        (30,296)              -               -
Net income                                               -                -        503,030               -               -
                                                   -------         --------     ----------         -------        --------
BALANCE AT MAY 31, 1998                            $14,741         $992,821     $2,972,077         $     -        $(18,409)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                                             P37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BUSINESS COMBINATION AND BASIS OF
PRESENTATION

On January 27, 1998, Federal Express Corporation ("FedEx") and Caliber System, Inc. ("Caliber") became wholly-owned subsidiaries of a newly-formed holding company, FDX Corporation (together with its subsidiaries, the "Company"). In this transaction, which was accounted for as a pooling of interests, Caliber shareholders received 0.8 shares of the Company's common stock for each share of Caliber common stock. Each share of FedEx common stock was automatically converted into one share of the Company's common stock. There were approximately 146,800,000 of $0.10 par value shares so issued or converted. The accompanying financial statements have been restated to include the financial position and results of operations for both FedEx and Caliber for all periods presented.

Caliber operated on a 13 four-week period calendar ending December 31 with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter. FedEx's fiscal year ending May 31 consists of four, three-month quarters. The Company's consolidated results of operations and cash flows for the year ended May 31, 1998 comprise Caliber's 53-week period from May 25, 1997 to May 31, 1998 consolidated with FedEx's year ended May 31, 1998. The Company's consolidated financial position as of May 31, 1998 consists of Caliber's financial position as of May 31, 1998 consolidated with FedEx's financial position as of May 31, 1998. The Company's consolidated results of operations and cash flows for the years ended May 31, 1997 and 1996 comprise Caliber's calendar years 1996 and 1995 consolidated with FedEx's fiscal years 1997 and 1996. The Company's consolidated financial position as of May 31, 1997 consists of Caliber's financial position as of December 31, 1996 consolidated with FedEx's financial position as of May 31, 1997.

The results of operations for FedEx and Caliber and the combined amounts presented in the Company's consolidated financial statements are as follows:

                                                        Years Ended     Six Months Ended
In thousands                                                May 31,     November 30, 1997
                                                      1997            1996    (Unaudited)
Revenues:
   FedEx                                       $11,519,750     $10,273,619     $6,596,377
   Caliber                                       2,718,142       2,448,172      1,212,132
                                               -----------     -----------     ----------
                                               $14,237,892     $12,721,791     $7,808,509
                                               -----------     -----------     ----------
Net Income (Loss):
   FedEx                                       $   361,227     $   307,777     $  250,272
   Caliber                                        (165,123)        (27,205)        64,329
                                               -----------     -----------     ----------
                                               $   196,104     $   280,572     $  314,601
                                               -----------     -----------     ----------
Other Changes in Common Stockholders'
  Investment:
   FedEx                                       $    25,148     $    22,793     $   (3,254)
   Caliber                                         (32,531)       (251,888)        (3,826)
                                               -----------     -----------     ----------
                                               $    (7,383)    $  (229,095)    $   (7,080)
                                               -----------     -----------     ----------

Due to the different fiscal year ends, Caliber's results for the 20-week period from January 1, 1997 to May 24, 1997 are not included in the restated financial statements for 1998 or 1997. For this period, Caliber had revenues of $1,028,119,000, operating expenses of $1,083,898,000, a net loss of $40,912,000, dividends declared of $10,883,000 and other changes, net, in common stockholders' investment of $1,273,000. Accordingly, an adjustment has been included in the Company's Consolidated Statements of Changes in Common Stockholders' Investment for the year ended May 31, 1998 to reflect this activity.

In 1998, the Company incurred $88,000,000 of expenses related to the acquisition of Caliber and the formation of the Company, primarily investment banking fees and payments to members of Caliber's management in accordance with pre-existing management retention agreements.

P38

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Principles of consolidation. The consolidated financial statements include the accounts of FDX Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Property and equipment. Expenditures for major additions, improvements, flight equipment modifications, and certain overhaul costs are capitalized. Maintenance and repairs are charged to expense as incurred, except for B747 airframe and engine overhaul maintenance which is accrued and charged to expense on the basis of hours flown. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts, and any gain or loss is reflected in the results of operations.

For financial reporting purposes, depreciation and amortization of property and equipment is provided on a straight-line basis over the asset's service life or related lease term as follows:

Flight equipment                      5 to 20 years
Package handling and ground
   support equipment and vehicles     5 to 30 years
Computer and electronic equipment     3 to 10 years
Other                                 2 to 30 years

Aircraft airframes and engines are assigned residual values ranging from 10% to 20% of asset cost. All other property and equipment have no assigned residual values. Vehicles are depreciated on a straight-line basis over 5 to 10 years.

For income tax purposes, depreciation is generally computed using accelerated methods.

Deferred gains. Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized over the life of the lease as a reduction of rent expense. Included in other liabilities at May 31, 1998 and 1997, were deferred gains of $338,119,000 and $340,166,000, respectively.

Deferred lease obligations. While certain of the Company's aircraft and facility leases contain fluctuating or escalating payments, the related rent expense is recorded on a straight-line basis over the lease term. Included in other liabilities at May 31, 1998 and 1997, were $324,203,000 and $289,822,000, respectively, representing the cumulative difference between rent expense and rent payments.

Self-insurance reserves. The Company is self-insured up to certain levels for workers' compensation, employee health care and vehicle liabilities. Reserves are based on the actuarially estimated cost of claims. Included in other liabilities at May 31, 1998 and 1997, were $277,696,000 and $275,663,000, respectively, representing the long-term portion of self-insurance reserves for the Company's workers' compensation and vehicle liabilities.

Capitalized interest. Interest on funds used to finance the acquisition and modification of aircraft and construction of certain facilities up to the date the asset is placed in service is capitalized and included in the cost of the asset. Capitalized interest was $33,009,000, $45,717,000 and $44,624,000 for
1998, 1997 and 1996, respectively.

Advertising. Advertising costs are generally expensed as incurred and are included in other operating expenses. Advertising expenses were $183,253,000, $162,337,000 and $145,592,000 for 1998, 1997 and 1996, respectively.

Cash equivalents. Cash equivalents are cash in excess of current operating requirements invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value. Interest income was $11,283,000, $5,885,000 and $19,059,000 in 1998, 1997 and 1996, respectively.

Spare parts, supplies and fuel. Spare parts are stated principally at weighted-average cost; supplies and fuel are stated principally at standard cost which approximates actual cost on a first-in, first-out basis. Neither method values inventory in excess of current replacement cost.

Goodwill. Goodwill is the excess of the purchase price over the fair value of net assets of businesses acquired. It is amortized on a straight-line basis over periods ranging up to 40 years. Accumulated amortization was $144,580,000 and $131,927,000 at May 31, 1998 and 1997, respectively.

Foreign currency translation. Translation gains and losses of the Company's foreign operations that use local currencies as the functional currency are accumulated and reported, net of related deferred income taxes, as a component of common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations.

Income taxes. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The Company uses the liability method to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid.

The Company has not provided for U.S. federal income taxes on its foreign subsidiaries' earnings deemed to be permanently reinvested. Quantification of the deferred tax liability, if any, associated with permanently reinvested earnings is not practicable.

Revenue recognition. Revenue is generally recognized upon delivery of shipments. For shipments in transit, revenue is recorded based on the percentage of service completed.

Earnings per share. In accordance with the provisions of Statement of Financial Accounting Standards

                                                                             P39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No. 128, "Earnings Per Share," basic earnings per share is computed by dividing net income by the number of weighted-average common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the number of weighted-average common and common equivalent shares outstanding during the year (See Note 8).

Recent pronouncements. In 1999, the Company will adopt the provisions of three Statements of Financial Accounting Standards ("SFAS") recently issued by the Financial Accounting Standards Board. SFAS No. 130, "Reporting Comprehensive Income," establishes standards for displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," standardizes the disclosures for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis and eliminates other disclosures no longer useful as prescribed in previous standards.

SFAS Nos. 130, 131 and 132 only affect financial disclosures in interim and annual reports; therefore, the adoption of these accounting standards will not have an impact on the Company's financial condition or results of operations.

Effective June 1, 1998, the Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," released by the American Institute of Certified Public Accountants in March 1998. SOP 98-1 provides guidance on accounting for these costs and requires that certain related expenses be capitalized. The Company estimates the pre-tax benefit of the adoption of this Statement to be approximately $30,000,000 in 1999.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 1998 presentation.

Use of estimates. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: ACCRUED EXPENSES

May 31
-----------------------------------
In thousands                                 1998            1997

Insurance                              $  292,173      $  266,397
Compensated absences                      278,550         260,724
Employee benefits                         190,056         145,556
Taxes other than income taxes             188,464         159,180
Salaries                                  143,876         126,030
Aircraft overhaul                          73,643          84,006
Other                                     234,138         181,146
                                       ----------      ----------
                                       $1,400,900      $1,223,039

P40

NOTE 4: LONG-TERM DEBT

May 31
-------------------------------------------------------------------
In thousands
                                                                           1998            1997
Unsecured notes payable, interest rates of 7.60% to 10.57%,
   due through 2098                                                  $1,253,770      $1,128,525
                                                                     ----------      ----------
Unsecured sinking fund debentures, interest rate of 9.63%,
   due through 2020                                                      98,529          98,461
                                                                     ----------      ----------
Commercial paper                                                              -         200,904
                                                                     ----------      ----------
Capital lease obligations and tax exempt bonds, due through 2017,
   interest rates of 5.35% to 7.88%                                     253,425         255,100
     Less bond reserves                                                   9,024          11,096
                                                                     ----------      ----------
                                                                        244,401         244,004
                                                                     ----------      ----------
Other debt, interest rates of 9.68% to 9.98%                             46,009          52,726
                                                                     ----------      ----------
                                                                      1,642,709       1,724,620
     Less current portion                                               257,529         126,666
                                                                     ----------      ----------
                                                                     $1,385,180      $1,597,954

The Company has a revolving credit agreement with domestic and foreign banks that provides for a total commitment of $1,000,000,000, all of which was available at May 31, 1998. This agreement is composed of two parts. The first part provides for a commitment of $800,000,000 through January 15, 2003. The second part provides for a commitment of $200,000,000 through January 14, 1999. Interest rates on borrowings under this agreement are generally determined by maturities selected and prevailing market conditions. The agreement contains certain covenants and restrictions, none of which are expected to significantly affect operations or the ability to pay dividends. As of May 31, 1998, approximately $1,066,000,000 was available for the payment of dividends under the restrictive covenant of the agreement. Commercial paper borrowings are backed by unused commitments under the revolving credit agreement and reduce the amount available under the agreement. Borrowings under this credit agreement and commercial paper borrowings are classified as long-term based on the Company's ability and intent to refinance such borrowings.

Tax exempt bonds were issued by the Memphis-Shelby County Airport Authority ("MSCAA") and the City of Indianapolis. A lease agreement with the MSCAA and a loan agreement with the City of Indianapolis covering the facilities and equipment financed with the bond proceeds obligate FedEx to pay rentals and loan payments, respectively, equal to principal and interest due on the bonds.

Caliber has issued $200,000,000 of unsecured notes which is included in long-term debt. The notes mature on August 1, 2006 and bear interest at 7.80%. The notes contain restrictive covenants limiting the ability of Caliber and its subsidiaries to incur liens on assets and enter into certain leasing transactions.

In July 1997, the MSCAA issued $20,105,000 of 5.35% Special Facilities Revenue Bonds. The proceeds of the bonds in combination with other funds were used to refund outstanding MSCAA 1982B 8.3% bonds on September 2, 1997. The 1997 bonds have a maturity date of September 1, 2012. FedEx is obligated under a lease agreement with MSCAA to pay rentals equal to the principal and interest on the bonds.

In July 1997, FedEx issued $250,000,000 of 7.6% unsecured senior notes due July 1, 2097, under its July 1996 shelf registration statement filed with the Securities and Exchange Commission.

Scheduled annual principal maturities of long-term debt for the five years subsequent to May 31, 1998, are as follows: $257,500,000 in 1999; $14,900,000 in
2000; $11,300,000 in 2001; $206,900,000 in 2002; and $10,900,000 in 2003.

The Company's long-term debt, exclusive of capital leases, had carrying values of $1,446,000,000 and $1,322,000,000 at May 31, 1998 and 1997, respectively, compared with fair values of approximately $1,597,000,000 and $1,423,000,000 at those dates. The estimated fair values were determined based on quoted market prices or on current rates offered for debt with similar terms and maturities.

NOTE 5: LEASE COMMITMENTS

The Company utilizes certain aircraft, land, facilities and equipment under capital and operating leases which expire at various dates through 2025. In addition, supplemental aircraft are leased under agreements which generally provide for cancellation upon 30 days' notice.

                                                                             P41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment recorded under capital leases at May 31 was as follows:

In thousands
                                                                            1998        1997
Package handling and ground support equipment and vehicles              $261,985    $274,017
Facilities                                                               134,442     134,442
Computer and electronic equipment and other                                6,518       6,520
                                                                        --------    --------
                                                                         402,945     414,979
Less accumulated amortization                                            274,494     277,406
                                                                        --------    --------
                                                                        $128,451    $137,573

Rent expense under operating leases for the years ended May 31 was as follows:

In thousands
                                                           1998             1997        1996
Minimum rentals                                      $1,135,567       $  986,758    $866,865
Contingent rentals                                       60,925           57,806      61,164
                                                     ----------       ----------    --------
                                                     $1,196,492       $1,044,564    $928,029

Contingent rentals are based on mileage under supplemental aircraft leases.

A summary of future minimum lease payments under capital leases and non-cancellable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 1998 follows:

In thousands
                                Capital Leases   Operating Leases
1999                                 $  15,023        $   960,462
2000                                    15,023            918,193
2001                                    15,023            843,352
2002                                    15,023            778,016
2003                                    15,023            716,559
Thereafter                             317,397          8,225,590
                                     ---------        -----------
                                     $ 392,512        $12,442,172

At May 31, 1998, the present value of future minimum lease payments for capital lease obligations was $200,183,000.

NOTE 6: PREFERRED STOCK

The Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of Series Preferred Stock. The stock is issuable in series which may vary as to certain rights and preferences and has no par value. As of May 31, 1998, none of these shares had been issued.

NOTE 7: COMMON STOCKHOLDERS' INVESTMENT

Stock Compensation Plans
At May 31, 1998, the Company had options and awards outstanding under 12 stock-based compensation plans consisting of nine fixed stock option plans and three restricted stock plans, which are described below. As of May 31, 1998, there were 10,049,688 shares of common stock reserved for issuance under these plans. The Board of Directors has authorized repurchase of the Company's common stock necessary for grants under its restricted stock plans. As of May 31, 1998, a total of 6,112,517 shares at an average cost of $23.61 per share had been purchased and reissued under the above-mentioned plans. On January 27, 1998, as part of the Caliber acquisition, 1,950,251 shares of Caliber treasury stock (equivalent to 1,560,201 shares of FDX common stock) were cancelled.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation cost was recognized for its fixed stock option plans. The compensation cost charged against income for its restricted stock plans was $5,817,000, $3,421,000 and $2,227,000 for 1998, 1997 and 1996,
respectively. Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS 123, "Accounting for Stock-Based Compensation,"

P42
the Company's net income and earnings per share would have been the pro forma amounts indicated below:

In thousands, except per share data
                                               1998          1997          1996
Net income:
   As reported                             $503,030      $196,104      $280,572
   Pro forma                                489,556       187,624       275,299
                                           --------      --------      --------
Earnings per share, assuming dilution:
   As reported                             $   3.37      $   1.33      $   1.92
   Pro forma                                   3.28          1.27          1.89

The pro forma disclosures, applying SFAS 123, are not likely to be representative of pro forma disclosures for future years. The pro forma effect is not expected to be fully reflected until 2002 since SFAS 123 is applicable to options granted by the Company after May 31, 1995, and because options vest over several years and additional grants could be made.

Fixed Stock Option Plans
Under the provisions of the Company's stock incentive plans, options may be granted to certain key employees (and, under the 1993 plan, to directors who are not employees of the Company) to purchase shares of common stock of the Company at a price not less than its fair market value at the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of the Board of Directors. Presently, option vesting periods range from one to seven years. At May 31, 1998, there were 2,863,362 shares available for future grants under these plans.

Beginning with the grants made on or after June 1, 1995, the fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for each option grant:

                                         1998            1997            1996

Dividend yield                             0%              0%              0%
Expected volatility                       25%             25%             25%
Risk-free interest rate             5.4%-6.5%       5.8%-6.9%       5.9%-6.4%
Expected lives                  2.5-6.5 years   2.5-8.5 years   2.5-7.5 years

The following table summarizes information about the Company's fixed stock option plans for the years ended May 31:

                                   1998                     1997                      1996
                                     Weighted-                  Weighted-                  Weighted-
                                       Average                    Average                    Average
                                      Exercise                   Exercise                   Exercise
                              Shares     Price        Shares        Price        Shares        Price
Outstanding at
   beginning of year       6,761,730    $34.17     6,444,178       $31.53     6,377,979       $27.59
Granted                    1,242,772     56.40     1,700,532        40.04     1,823,369        40.71
Exercised                 (1,168,492)    26.89    (1,136,503)       27.30    (1,421,890)       25.41
Forfeited                   (141,784)    39.01      (268,030)       35.98      (335,280)       32.46
                          ----------              ----------                 ----------
Outstanding at
   end of year             6,694,226     39.47     6,740,177        34.21     6,444,178        31.53
                          ----------              ----------                 ----------
Exercisable at
   end of year             2,674,813     33.84     2,265,149        27.84     2,452,800        25.10

                                                                             P43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average fair value of options granted during the year was $16.49, $16.23 and $13.07 for the years ended May 31, 1998, 1997 and 1996, respectively.

The following table summarizes information about fixed stock options outstanding at May 31, 1998:

                                 Options Outstanding            Options Exercisable
                                      Weighted-
                                        Average    Weighted-               Weighted-
                                      Remaining      Average                 Average
Range of               Number       Contractual     Exercise        Number  Exercise
Exercise Prices   Outstanding              Life        Price   Exercisable     Price
$15.28-$22.56         363,615         4.0 years       $19.80      362,975      $19.80
$23.13-$33.25       1,977,616         5.4 years        30.30    1,199,998       29.97
$35.00-$52.88       3,983,415         7.8 years        43.41    1,111,840       42.61
$59.06-$79.75         369,580         9.4 years        65.38            -           -
                    ---------                                   ---------
$15.28-$79.75       6,694,226         7.0 years        39.47    2,674,813       33.84

Restricted Stock Plans
Under the terms of the Company's Restricted Stock Plans, shares of the Company's common stock are awarded to key employees. All restrictions on the shares expire over periods varying from two to five years from their date of award. Shares are valued at the market price of the Company's common stock at the date of award. Compensation expense related to these plans is recorded as a reduction of common stockholders' investment and is being amortized as restrictions on such shares expire.

The following table summarizes information about restricted stock awards for the years ended May 31:

                     1998                 1997                 1996
                         Weighted-            Weighted-            Weighted-
                           Average              Average              Average
                Shares  Fair Value   Shares  Fair Value   Shares  Fair Value
Awarded        120,000      $65.98  201,900      $51.93  350,500      $39.65
Forfeited       14,000       69.88   18,000       40.03   29,000       38.96

At May 31, 1998, there were 492,100 shares available for future awards under these plans.

P44

NOTE 8: COMPUTATION OF EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the years ended May 31 was as follows:

In thousands, except per share amounts:
                                                          1998            1997            1996
Income from continuing operations                     $498,155        $196,104        $400,186
Loss from discontinued operations                            -               -         (69,950)
Income (loss) from discontinuance                        4,875               -         (49,664)
                                                      --------        --------        --------
Net income applicable to common stockholders          $503,030        $196,104        $280,572
                                                      --------        --------        --------
Average shares of common stock outstanding             146,701         145,713         144,695

Basic earnings per share:
   Continuing operations                              $   3.40        $   1.35        $   2.76
   Discontinued operations
     Loss from discontinued operations                       -               -            (.48)
     Income (loss) from discontinuance                     .03               -            (.34)
                                                      --------        --------        --------
                                                      $   3.43        $   1.35        $   1.94
                                                      --------        --------        --------
Average shares of common stock outstanding             146,701         145,713         144,695

Common equivalent shares:
   Assumed exercise of outstanding dilutive options      6,924           6,100           5,250
   Less shares repurchased from proceeds
     of assumed exercise of options                     (4,421)         (4,585)         (4,102)
                                                      --------        --------        --------
Average common and common equivalent shares            149,204         147,228         145,843

Diluted earnings per share:
   Continuing operations                              $   3.34        $   1.33        $   2.74
   Discontinued operations
     Loss from discontinued operations                       -               -            (.48)
     Income (loss) from discontinuance                     .03               -            (.34)
                                                      --------        --------        --------
                                                      $   3.37        $   1.33        $   1.92

NOTE 9: INCOME TAXES

The components of the provision for income taxes for the years ended May 31 were as follows:

In thousands
                                                          1998            1997            1996
Current provision:
   Domestic
     Federal                                          $267,471        $153,244        $197,948
     State and local                                    32,839          29,344          24,431
   Foreign                                              36,543          44,165          37,759
                                                      --------        --------        --------
                                                       336,853         226,753         260,138
                                                      --------        --------        --------
Deferred provision:
   Domestic
     Federal                                            56,408             577          35,021
     State and local                                     7,860              95           4,398
   Foreign                                                 242           2,336           2,351
                                                      --------        --------        --------
                                                        64,510           3,008          41,770
                                                      --------        --------        --------
                                                      $401,363        $229,761        $301,908

                                                                             P45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's operations included the following income (loss) with respect to entities in foreign locations for the years ended May 31:

In thousands
                                         1998             1997            1996
Entities with pre-tax income         $ 208,000       $ 205,000       $ 153,000
Entities with pre-tax losses          (306,000)       (191,000)       (236,000)
                                     ---------       ---------       ---------
                                     $ (98,000)      $  14,000       $ (83,000)

Income taxes have been provided for foreign operations based upon the various tax laws and rates of the countries in which the Company's operations are conducted. There is no direct relationship between the Company's overall foreign income tax provision and foreign pre-tax book income due to the different methods of taxation used by countries throughout the world.

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the years ended May 31 is as follows:

                                                         1998    1997    1996
Statutory U.S. income tax rate                          35.0%   35.0%   35.0%
Increase resulting from:
   Goodwill amortization                                 0.5     0.9     1.0
   Foreign operations                                    0.8     0.7     1.7
   State and local income taxes, net of federal benefit  2.7     2.9     2.6
   Other, net                                            2.5     3.5     2.7
   Non-recurring items (Caliber acquisition 1998,
     Viking restructuring 1997)                          3.1    10.9       -
                                                        -----   -----   -----
Effective tax rate                                      44.6%   53.9%   43.0%
                                                        -----   -----   -----
Effective tax rate (excluding non-recurring items)      41.5%   43.0%   43.0%

The significant components of deferred tax assets and liabilities as of May 31 were as follows:

In thousands

                                               1998                           1997
                                    Deferred          Deferred      Deferred            Deferred
                                  Tax Assets   Tax Liabilities    Tax Assets     Tax Liabilities
Depreciation                        $      -          $523,843      $      -            $429,350
Deferred gains on sales of assets     86,053                 -        83,413                   -
Employee benefits                    126,513            22,595        88,467              18,830
Self-insurance reserves              204,303                 -       196,684                   -
Other                                183,941            95,729       189,986              95,246
                                    --------          --------      --------            --------
                                    $600,810          $642,167      $558,550            $543,426

NOTE 10: PENSION AND PROFIT SHARING PLANS

The Company sponsors defined benefit pension plans covering substantially all employees. The largest plans cover U.S. domestic employees age 21 and over, with at least one year of service and provide benefits based on final average earnings and years of service. Plan funding is actuarially determined, subject to certain tax law limitations.

International defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in accordance with local laws and income tax regulations.

P46

The following table sets forth the funded status of the plans as of May 31:

In thousands
                                                                                                   1998            1997
Plan assets at fair value                                                                    $4,434,870      $3,615,028
Actuarial present value of the projected benefit obligation
   for service rendered to date                                                               4,121,795       3,151,083
                                                                                             ----------      ----------
Plan assets in excess of projected benefit obligation                                           313,075         463,945
Unrecognized net gains from past experience different from
   that assumed and effects of changes in assumptions                                          (196,519)       (338,491)
Prior service cost not yet recognized in net periodic cost                                        5,757          16,063
Unrecognized transition amount                                                                  (13,197)        (13,695)
Adjustment required to recognize minimum liability                                                 (847)              -
                                                                                             ----------      ----------
Net pension asset                                                                            $  108,269      $  127,822
                                                                                             ----------      ----------
Accumulated benefit obligation                                                               $2,865,542      $2,098,875
                                                                                             ----------      ----------
Vested benefit obligation                                                                    $2,684,692      $1,950,809

Net periodic pension cost for the years ended May 31 included the following components:

In thousands
                                                                                  1998             1997            1996

Service cost - benefits earned during the period                             $ 250,753       $  246,443      $  196,990
Interest cost on projected benefit obligation                                  245,697          221,975         174,130
Actual return on plan assets                                                  (730,436)        (463,442)       (474,434)
Net amortization and deferral                                                  350,711          141,514         260,335
                                                                             ---------       ----------      ----------
                                                                             $ 116,725       $  146,490      $  157,021

The following actuarial assumptions were used in determining net pension cost and projected benefit obligations:

                                                                                  1998             1997            1996

Weighted-average discount rate                                                     7.0%             8.0%            7.9%
Weighted-average rate of increase in future compensation levels                    4.6              5.4             5.4
Weighted-average expected long-term rate of return on assets                      10.3             10.3             9.3

Plan assets consist primarily of marketable equity securities and fixed income instruments.

The Company also has profit sharing plans, which cover substantially all U.S. domestic employees age 21 and over, with at least one year of service with the Company as of the contribution date. The plans provide for discretionary employer contributions which are determined annually by the Board of Directors. Profit sharing expense was $124,700,000 in 1998, $107,400,000 in 1997 and
$95,000,000 in 1996. The 1998 amount consists of contributions to the plans of $81,600,000 and cash distributions made outside the plans directly to employees of $43,100,000. The 1997 amount consists of contributions to the plans of $78,800,000 and cash distributions made outside the plans directly to employees of $28,600,000.

NOTE 11: POSTRETIREMENT BENEFIT PLANS

FedEx offers medical and dental coverage to all eligible U.S. domestic retirees and their eligible dependents. Vision coverage is provided for retirees, but not their dependents. Substantially all of FedEx's U.S. domestic employees become eligible for these benefits at age 55 and older, if they have permanent, continuous service with FedEx of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35, if hired on or after January 1, 1988. Life insurance benefits are provided only to retirees of the former Tiger International, Inc. who retired prior to acquisition.

Certain of the Caliber companies offer similar benefits to their eligible retirees.

                                                                             P47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the accrued postretirement benefit cost as of May 31:

In thousands
                                                                 1998      1997
Accumulated postretirement benefit obligation:
   Retirees                                                  $ 52,559  $ 46,469
   Fully eligible active employees                             44,141    42,221
   Other active employees, not fully eligible                 120,327    95,844
                                                             --------  --------
                                                              217,027   184,534
Unrecognized net gain                                          13,531    29,291
Unrecognized prior service benefit                              1,477         -
                                                             --------  --------
                                                             $232,035  $213,825

Net postretirement benefit cost for the years ended May 31 was as follows:

In thousands
                                                       1998      1997      1996
Service cost                                        $18,385   $17,830  $ 13,608
Interest cost                                        14,767    13,663    12,577
Amortization of accumulated gains                      (619)     (252)     (802)
Amortization of unrecognized prior service benefit      (90)        -         -
                                                    -------   -------   -------
                                                    $32,443   $31,241   $25,383

FedEx's future medical benefit costs were estimated to increase at an annual rate of 9.5% during 1999, decreasing to an annual growth rate of 5.25% in 2008 and thereafter. Future dental benefit costs were estimated to increase at an annual rate of 8.0% during 1999, decreasing to an annual growth rate of 5.25% in 2010 and thereafter. FedEx's cost is capped at 150% of 1993 employer cost and, therefore, will not be subject to medical and dental trends after the capped cost is attained, projected to be in 2000. Caliber's health care costs were estimated to increase at an annual rate of 8.5% during 1999, decreasing to an annual growth rate of 5.25% in 2005 and thereafter. Primarily because of the cap on FedEx's cost, a 1% increase in these annual trend rates would not have a significant impact on the accumulated postretirement benefit obligation of the Company at May 31, 1998, or 1998 benefit expense. The weighted-average discount rates used in estimating the accumulated postretirement benefit obligation were 7.2% and 7.8% at May 31, 1998 and 1997, respectively. The Company pays claims as incurred.

NOTE 12: BUSINESS SEGMENT INFORMATION

The Company is primarily composed of the operations of FedEx and RPS, Inc. ("RPS"). FedEx is in a single line of business - the worldwide express transportation and distribution of goods and documents. RPS is a ground small-package carrier. The operations represented in the Other category are also in the transportation industry and include Viking Freight, Inc. ("Viking"), a regional freight carrier, Caliber Logistics, Inc., a contract logistics provider and Roberts Express, Inc., a surface expedited carrier.

For reporting purposes, operations for FedEx are classified into two geographic areas, U.S. domestic and international. Shipments which either originate in or are destined to locations outside the United States are categorized as international.

P48

A summary of selected financial information for the Company's operations for the years ended or at May 31 is as follows:

In thousands

                              FedEx           FedEx
                      U.S. Domestic   International             RPS           Other            Total
Revenues:
1998                     $9,665,342      $3,589,499      $1,710,378      $  907,591      $15,872,810
1997                      8,322,037       3,197,713       1,344,307       1,373,835       14,237,892
1996                      7,466,311       2,807,308       1,292,748       1,155,424       12,721,791
Operating Income (Loss):
1998                     $  752,563      $   84,170      $  172,033      $    1,894/(1)/ $ 1,010,660
1997                        558,040         141,002         135,721        (327,761)/(2)/    507,002
1996                        542,168          81,656         173,610         (17,882)         779,552
Identifiable Assets:
1998                     $6,872,952      $1,560,154      $  799,733      $  453,221      $ 9,686,060
1997                      6,122,885       1,502,601         713,887         704,943        9,044,316

/(1)/ Includes $74,000,000 of merger expenses. See Note 1.
/(2)/ Includes charges related to the Viking restructuring. See Note 17.

Identifiable assets used jointly in U.S. domestic and international operations (principally aircraft) have been allocated based on estimated usage. International revenues related to services originating in the United States totaled $1,588,400,000, $1,433,700,000 and $1,316,100,000 for the years ended
May 31, 1998, 1997 and 1996, respectively.

NOTE 13: SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense and income taxes for the years ended May 31 was as follows:

In thousands
                                               1998       1997       1996
Interest (net of capitalized interest)     $130,250   $108,828   $116,535
Income taxes                                355,563    195,253    245,487

Non-cash investing and financing activities for the years ended May 31 were as follows:

In thousands

                                                               1998      1997    1996
Fair value of assets surrendered under
   exchange agreements (with two airlines)                  $ 90,428   $ 62,018       -
Fair value of assets acquired under exchange agreements       78,148     46,662       -
Fair value of assets receivable under exchange agreements     12,280     15,356       -

NOTE 14: COMMITMENTS AND CONTINGENCIES

The Company's annual purchase commitments under various contracts as of May 31, 1998, were as follows:

In thousands
                                      Aircraft-
                         Aircraft       Related/(1)/     Other/(2)/       Total
1999                     $530,500      $484,300       $487,400       $1,502,200
2000                      584,600       397,200        168,500        1,150,300
2001                      269,800       319,700         34,200          623,700
2002                      240,600       147,200          9,300          397,100
2003                      457,400       156,600              -          614,000

/(1)/ Primarily aircraft modifications, rotables, and spare parts and engines. /(2)/ Facilities, vehicles, computer and other equipment.

                                                                             P49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At May 31, 1998, FedEx was committed to purchase 12 Airbus A300s, 35 MD11s and 50 Ayers ALM 200s to be delivered through 2007. Deposits and progress payments of $94,459,000 have been made toward these purchases.

During 1997, FedEx entered into agreements with two airlines to acquire 53 DC10s, spare parts, aircraft engines and other equipment, and maintenance services in exchange for a combination of aircraft engine noise reduction kits and cash. Delivery of these aircraft began in 1997 and will continue through 2001. Additionally, these airlines may exercise put options through December 31, 2003, requiring FedEx to purchase up to 29 additional DC10s along with additional aircraft engines and equipment.

In March 1998, put options were exercised by an airline requiring FedEx to purchase seven MD11s for a total purchase price of $416,000,000. Delivery of the aircraft will begin in 2000.

FedEx has entered into contracts which are designed to limit its exposure to fluctuations in jet fuel prices. Under these contracts, FedEx makes (or receives) payments based on the difference between a specified lower (or upper) limit and the market price of jet fuel, as determined by an index of spot market prices representing various geographic regions. The difference is recorded as an increase or decrease in fuel expense. At May 31, 1998, all such contracts had expired. At May 31, 1997, FedEx had contracts with various financial institutions covering a total notional volume of 396,900,000 gallons (approximately 54% of FedEx's annual jet fuel consumption), with some contracts extending through May 1998. Based on market prices at May 31, 1997, the fair value of these contracts was a liability of approximately $418,000 as of such date. Under jet fuel contracts, FedEx made payments of $28,764,000 in 1998, received $15,162,000 (net of payments) in 1997 and received $1,977,000 in 1996.

NOTE 15: LEGAL PROCEEDINGS

Customers of FedEx have filed four separate class-action lawsuits against FedEx generally alleging that FedEx has breached its contract with the plaintiffs in transporting packages shipped by them. These lawsuits allege that FedEx continued to collect a 6.25% federal excise tax on the transportation of property shipped by air after the tax expired on December 31, 1995, until it was reinstated in August of 1996. The plaintiffs seek certification as a class action, damages, an injunction to enjoin FedEx from continuing to collect the excise tax referred to above, and an award of attorneys' fees and costs. Three of those cases were consolidated in Minnesota Federal District Court. That court stayed the consolidated cases in favor of a case filed in Circuit Court of Greene County, Alabama. The stay was lifted in July 1998. The complaint in the Alabama case also alleges that FedEx continued to collect the excise tax on the transportation of property shipped by air after the tax expired again on December 31, 1996.

A fifth case, filed in the Supreme Court of New York, New York County, containing allegations and requests for relief substantially similar to the other four cases was dismissed with prejudice on FedEx's motion on October 7, 1997. The Court found that there was no breach of contract and that the other causes of action were preempted by federal law. The plaintiffs have appealed. This case originally alleged that FedEx continued to collect the excise tax on the transportation of property shipped by air after the tax expired on December 31, 1996. The New York complaint was later amended to cover the first expiration period of the tax (December 31, 1995 through August 27, 1996) covered in the original Alabama complaint.

The air transportation excise tax expired on December 31, 1995, was reenacted by Congress effective August 27, 1996, and expired again on December 31, 1996. The excise tax was then reenacted by Congress effective March 7, 1997. The expiration of the tax relieved FedEx of its obligation to pay the tax during the periods of expiration. The Taxpayer Relief Act of 1997, signed by President Clinton in August 1997, extended the tax for 10 years through September 30, 2007.

FedEx intends to vigorously defend itself in these cases. No amount has been reserved for these contingencies.

FDX Corporation and its subsidiaries are subject to other legal proceedings and claims which arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not materially adversely affect the financial position or results of operations of the Company.

NOTE 16: DISCONTINUED OPERATIONS

On January 2, 1996, Caliber distributed to its shareholders 95% of the issued and outstanding shares of common stock of Roadway Express, Inc. ("REX"), its wholly-owned subsidiary. This distribution, which was tax-free for federal income tax purposes to Caliber and its shareholders, was made to the holders of record of Caliber's common stock at the close of business on December 29, 1995. Shareholders received one share of REX common stock for every two shares of Caliber common stock held on that date. As a result, shareholders' equity was reduced by $199,700,000, which represented the book value of the net assets distributed. Caliber's remaining investment in REX amounted to $8,400,000 and is included in other assets as of May 31, 1997. The remaining investment in REX was sold during the first quarter of 1998.

On November 6, 1995, Caliber announced plans to exit the air freight business served by its wholly-owned subsidiary, Roadway Global Air, Inc. ("RGA"). Caliber recorded a pre-tax charge of $64,925,000 related to the discontinuance of this business. Income from discontinuance of $4,875,000, net of tax, in 1998 included the favorable settlement of leases and other contractual obligations.

P50

Loss from discontinued operations for the year ended May 31, 1996 consists of the following:

In thousands
                                           REX            RGA           Total
Revenue                              $2,288,845      $ 99,425      $2,388,270
Operating expenses                    2,299,615       180,557       2,480,172
                                     ----------      --------      -----------
Operating loss                          (10,770)      (81,132)        (91,902)
Other expense, net                       (3,103)       (6,571)         (9,674)
                                     ----------      --------      -----------
Loss before income taxes                (13,873)      (87,703)        (101,576)
Income tax benefit                        1,206        30,420           31,626
                                     ----------      --------      -----------
Loss from discontinued operations    $  (12,667)     $(57,283)     $   (69,950)

The loss from discontinuance for the year ended May 31, 1996 consists of the following:

In thousands

Costs related to the discontinuance of RGA's air freight business  $   (64,925)
Transaction costs for the spin-off of REX                               (7,518)
                                                                   -----------
Loss before income taxes                                               (72,443)
Income tax benefit                                                      22,779
                                                                   -----------
Loss from discontinuance                                           $   (49,664)


NOTE 17: UNUSUAL EVENTS

In 1998, FedEx realized a net gain of $17,000,000 from the insurance settlement and the release from certain related liabilities on a leased MD11 aircraft destroyed in an accident in July 1997. The gain was recorded in operating and non-operating income in substantially equal amounts.

In 1997, FedEx's operating income included a $15,000,000 pre-tax benefit from the settlement of a Tennessee personal property tax matter. Also in 1997, FedEx recorded a $17,100,000 non-operating gain from an insurance settlement for a DC10 aircraft destroyed by fire in September 1996.

On March 27, 1997, Caliber announced a major restructuring of its Viking subsidiary. As a result of the restructuring, Viking's southwestern division (formerly Central Freight Lines Inc.) was sold during the first quarter of 1998 and operations at Viking's midwestern, eastern and northeastern divisions (formerly Spartan Express, Inc. and Coles Express, Inc.) ceased on March 27, 1997.

In connection with the restructuring, Caliber recorded a pre-tax asset impairment charge of $225,000,000 ($175,000,000, net of tax) in 1997 and a pre-tax restructuring charge of $85,000,000 ($56,400,000, net of tax) in the period from January 1, 1997 to May 24, 1997. This restructuring charge is included in the adjustment to conform Caliber's fiscal year in the accompanying Consolidated Statements of Changes in Common Stockholders' Investment and, therefore, is excluded from the Consolidated Statements of Income. Components of the $85,000,000 restructuring charge include asset impairment charges, future lease costs and other contractual obligations, employee severance and other benefits and other exit costs. Gains on assets sold in the restructuring of $16,000,000 were recognized in the third quarter of 1998.

The long-lived asset impairment charge in 1997 of $225,000,000 resulted from Caliber's assessment of the ongoing value of property and equipment (primarily real estate and revenue equipment) used in Viking's operations which was determined to be impaired under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Accordingly, these assets were written down to fair value in the Company's May 31, 1997 financial statements. Fair value was based on estimates of appraised values for real estate and quoted prices for equipment.

Assets held for sale from the restructuring (principally real estate and revenue equipment) are included in property and equipment in the accompanying consolidated balance sheet. Caliber completed the sale of all but $11,640,000 of the assets to be disposed of during 1998. Remaining accrued restructuring costs at May 31, 1998 of $18,900,000 relate primarily to future lease obligations. Results of operations associated with the assets held for disposal are included in operating results in 1998 and 1997.

FedEx received $7,800,000 in 1996 from the bankruptcy estate of a firm engaged by FedEx in 1990 to remit payments of employee withholding taxes. This amount is a partial recovery of a $32,000,000 loss incurred by FedEx in 1991 that resulted from the firm's failure to remit certain of these tax payments to appropriate authorities. FedEx has received $17,900,000 from the bankruptcy estate of the firm. All major issues pertaining to the bankruptcy have been resolved, and any additional amounts FedEx may receive are expected to be insignificant.

                                                                             P51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)

In thousands, except earnings per share

                                        First             Second             Third             Fourth
                                      Quarter/(1)/       Quarter/(2)/      Quarter/(3,4)/     Quarter/(5,6)/
1998
Revenues                           $3,866,491         $3,942,018        $3,986,304         $4,077,997
Operating income                      303,905            288,949            95,381            322,425
Income before income taxes            284,786            256,719            63,670            294,343
Income from continuing operations     164,777            149,824            12,836            170,718
Net income                            164,777            149,824            17,711            170,718
Earnings per common share          $     1.13         $     1.02        $      .12         $     1.16
Earnings per common share -
   assuming dilution               $     1.11         $     1.00        $      .12         $     1.14

1997
Revenues                           $3,274,386         $3,468,270        $3,534,045         $3,961,191
Operating income                      148,099            186,341           133,151             39,411
Income before income taxes            124,688            180,422           106,803             13,952
Income from continuing operations      71,571            103,937            61,018            (40,422)
Net income (loss)                      71,571            103,937            61,018            (40,422)
Earnings (loss) per common share   $      .49         $      .71        $      .42         $     (.28)
Earnings (loss) per common share -
   assuming dilution               $      .49         $      .71        $      .41         $     (.28)

/(1)/ First quarter 1998 included Caliber's results for the 12-week period from May 25, 1997 to August 16, 1997 consolidated with
      FedEx's results for the three months ended August 31, 1997. First quarter 1997 included Caliber's results for the 12-week period from January 1, 1996 to March 23, 1996 consolidated with FedEx's results for the three months ended August 31, 1996.

/(2)/ Second quarter 1998 included Caliber's results for the 12-week period from August 17, 1997 to November 8, 1997 consolidated with FedEx's results for the three months ended November 30, 1997. Second quarter 1997 included Caliber's results for the 12-
      week period from March 24, 1996 to June 15, 1996 consolidated with FedEx's results for the three months ended November 30,
      1996.

/(3)/ Third quarter 1998 included Caliber's results for the 16-week period from November 9, 1997 to February 28, 1998 consolidated with FedEx's results for the three months ended February 28, 1998. Third quarter 1997 included Caliber's results for the 12-
      week period from June 16, 1996 to September 7, 1996 consolidated with FedEx's results for the three months ended February 28,
      1997.

/(4)/ Third quarter 1998 results included $88,000,000 of expenses ($.53 per share, net of tax, assuming dilution) related to the acquisition of Caliber and the formation of the Company.

/(5)/ Fourth quarter 1998 included Caliber's results for the 13-week period from March 1, 1998 to May 31, 1998 consolidated with
      FedEx's results for the three months ended May 31, 1998. Fourth quarter 1997 included Caliber's results for the 16-week period from September 8, 1996 to December 31, 1996 consolidated with FedEx's results for the three months ended May 31, 1997.

/(6)/ Caliber announced a major restructuring of its Viking operations on March 27, 1997. Non-recurring charges relating to the restructuring included $225,000,000 ($1.18 per share, net of tax, assuming dilution) in the fourth quarter of 1997.


P52

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of FDX Corporation:

We have audited the accompanying consolidated balance sheets of FDX Corporation (a Delaware corporation) and subsidiaries as of May 31, 1998 and 1997, and the related consolidated statements of income, common stockholders' investment and cash flows for each of the three years in the period ended May 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the December 31, 1996, balance sheet and the related statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1996, of Caliber System, Inc., a company acquired during 1998 in a transaction accounted for as a pooling of interests, as discussed in Note 1. Such statements are included in the consolidated financial statements of FDX Corporation as of May 31, 1997, and for each of the two years in the period ended May 31, 1997, and reflect total assets of 16 percent at May 31, 1997, and total revenues of 19 percent in both 1996 and 1997 of the related FDX Corporation consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Caliber System, Inc., is based solely upon the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of FDX Corporation as of May 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1998, in conformity with generally accepted accounting principles.


/s/ Arthur Anderson LLP
Memphis, Tennessee
July 8, 1998

                                                                             P53

SELECTED CONSOLIDATED FINANCIAL DATA


Years ended May 31

In thousands, except per share
amounts and Other Operating Data             1998            1997            1996            1995            1994
OPERATING RESULTS
Revenues                              $15,872,810     $14,237,892     $12,721,791     $11,719,596     $10,301,946
Operating income                        1,010,660         507,002         779,552         756,247         681,815
Income from continuing operations
   before income taxes                    899,518         425,865         702,094         693,564         540,131
Income from continuing operations         498,155         196,104         400,186         396,125         295,975
Income (loss) from
   discontinued operations                  4,875               -        (119,614)        (78,977)         27,730
Cumulative effect of
   accounting changes                           -               -               -               -         (18,131)
Net income                            $   503,030     $   196,104     $   280,572     $   317,148     $   305,574

PER SHARE DATA
Earnings (loss) per share:
   Basic EPS
     Continuing operations            $      3.40     $      1.35     $      2.76     $      2.76     $      2.08
     Discontinued operations                  .03               -            (.82)           (.55)            .20
     Cumulative effect of
       accounting changes                       -               -               -               -            (.13)
                                      $      3.43     $      1.35     $      1.94     $      2.21     $      2.15
   Diluted EPS
     Continuing operations            $      3.34     $      1.33     $      2.74     $      2.74     $      2.06
     Discontinued operations                  .03               -            (.82)           (.55)            .20
     Cumulative effect of
       accounting changes                       -               -               -               -            (.13)
                                      $      3.37     $      1.33     $      1.92     $      2.19     $      2.13
Average shares of common stock            146,701         145,713         144,695         143,489         142,284
Average common and common
   equivalent shares                      149,204         147,228         145,843         144,501         143,641
Cash dividends                                  -/(1)/          -/(1)/          -/(1)/          -/(1)/          -/(1)/

FINANCIAL POSITION
Property and equipment, net           $ 5,935,050     $ 5,470,399     $ 4,973,948     $ 4,421,312     $ 4,042,035
Total assets                            9,686,060       9,044,316       8,088,241       7,943,218       7,459,007
Long-term debt, less current portion    1,385,180       1,597,954       1,325,277       1,324,711       1,632,202
Common stockholders' investment         3,961,230       3,501,161       3,312,440       3,260,963       2,971,856

OTHER OPERATING DATA
FedEx
Express package:
   Average daily package volume         3,025,999       2,715,894       2,437,662       2,247,594       1,925,105
   Average pounds per package                 8.5             7.2             6.4             6.3             6.0
   Average revenue per pound          $      1.84     $      2.11     $      2.31     $      2.31     $      2.51
   Average revenue per package        $     15.69     $     15.11     $     14.87     $     14.62     $     15.12
Airfreight:
   Average daily pounds                 2,769,922       2,542,226       2,144,225       2,153,041       1,844,270
   Average revenue per pound          $       .85     $       .94     $      1.01     $      1.06     $      1.06
Operating weekdays                            254             254             256             255             257
Aircraft fleet                                613             584             557             496             458
RPS
   Average daily package volume         1,326,190       1,067,104       1,043,437       1,009,665         854,908
   Average revenue per package        $      5.04     $      4.96     $      4.92     $      4.78     $      4.70
Operating weekdays                            256             254             252             253             252

See Note 1 to Notes to Consolidated Financial Statements for a discussion of the periods presented.
/(1)/ Caliber declared dividends of $3,899,000, $28,184,000, $54,706,000, $54,620,000 and $53,746,000 for 1998, 1997, 1996, 1995 and
      1994, respectively. Caliber declared additional dividends of $10,883,000 from January 1, 1997 to May 24, 1997, that are not included in the amounts above. FedEx did not pay dividends in the years shown. FDX does not intend to pay dividends on FDX common stock.


P54

BOARD OF DIRECTORS AND SENIOR OFFICERS

BOARD OF DIRECTORS

ROBERT H. ALLEN/(2)/
Private Investor and
Managing Partner
Challenge Investment Partners
   Investment firm

ROBERT L. COX/(1)/
Partner
Waring Cox
   Law firm

RALPH D. DENUNZIO/(2)/
President
Harbor Point Associates, Inc.
   Private investment and consulting firm

JUDITH L. ESTRIN/(1)/
Senior Vice President and
Chief Technology Officer
Cisco Systems, Inc.
   Networking systems company

PHILIP GREER/(1*)/
Senior Managing Director
Weiss, Peck & Greer, L.L.C.
   Investment management firm

J.R. HYDE, III(2)
President
Pittco, Inc.
   Investment company

CHARLES T. MANATT(2)
Chairman
Manatt, Phelps & Phillips
   Law firm

GEORGE J. MITCHELL(1)
Special Counsel
Verner, Liipfert, Bernhard,
McPherson and Hand
   Law firm

JACKSON W. SMART, JR.(2*)
Chairman, Executive Committee
First Commonwealth, Inc.
   Managed dental care company

FREDERICK W. SMITH
Chairman, President and
Chief Executive Officer
FDX Corporation

DR. JOSHUA I. SMITH(1)
Chairman, President and
Chief Executive Officer
The MAXIMA Corporation
   Information and data processing firm


































PAUL S. WALSH(2)
Chairman, President and
Chief Executive Officer
The Pillsbury Company
   Consumer food and beverage company

PETER S. WILLMOTT(1)
Chairman and
Chief Executive Officer
Willmott Services, Inc.
   Retail and consulting firm

/(1)/ Audit Committee
/(2)/ Compensation Committee
/(*)/ Committee Chairman


SENIOR OFFICERS

FREDERICK W. SMITH
Chairman, President and
Chief Executive Officer

ALAN B. GRAF, JR.
Executive Vice President and
Chief Financial Officer

KENNETH R. MASTERSON
Executive Vice President,
General Counsel and Secretary

T. MICHAEL GLENN
Executive Vice President,
Market Development and
Corporate Communications

DENNIS H. JONES
Executive Vice President and
Chief Information Officer

                                                                             P55

CORPORATE INFORMATION

Stock listing: The Company's common stock is listed on The New York Stock Exchange under the ticker symbol FDX.

Stockholders: At July 15, 1998, there were 15,373 stockholders of record.

Market information: Following are high and low closing prices, by quarter, for FDX Corporation common stock in fiscal 1998 and 1997. No cash dividends have been declared.

                     First      Second        Third     Fourth
                   Quarter     Quarter      Quarter    Quarter
FY 1998
   High           $70         $82 9/16    $69 11/16    $74 1/4
   Low             53          61 1/16     56 3/8       61 1/4

FY 1997
   High           $41 9/16    $44 7/8     $53 1/8      $57 1/8
   Low             37 1/16     36 1/4      40 1/8       50 3/8

Corporate headquarters: 6075 Poplar Avenue, Suite 300, Memphis, Tennessee 38119,
(901) 369-3600.

Annual meeting: The annual meeting of stockholders will be held at The Memphis Marriott, 2625 Thousand Oaks Boulevard, Memphis, Tennessee, on Monday, September 28, 1998, at 10:00 a.m., CDT.

Inquiries: For financial information, contact Elizabeth R. Allen, Investor Relations, FDX Corporation, Box 727, Dept. 1854, Memphis, Tennessee 38194, (901) 395-3478. For general information, contact Shirlee M. Clark, Director, Public Relations, FDX Corporation, Box 727, Dept. 1850, Memphis, Tennessee 38194, (901) 395-3460.

Form 10-K: A copy of the Company's Annual Report on Form 10-K (excluding exhibits), filed with the Securities and Exchange Commission (SEC) is available free of charge. You will be mailed a copy upon request to Elizabeth R. Allen, Investor Relations, FDX Corporation, Box 727, Dept. 1854, Memphis, Tennessee 38194, (901) 395-3478. Company documents filed electronically with the SEC can also be found on the Internet at the SEC's Web site (http://www.sec.gov).

Auditors: Arthur Andersen LLP, Memphis, Tennessee.

Registrar and transfer agent: First Chicago Trust Company of New York, Shareholder Services, P.O. Box 2500, Jersey City, New Jersey 07303-2500, (800) 446-2617/John H. Ruocco (312) 407-5153.

Equal Employment Opportunity: FDX Corporation is firmly committed to afford Equal Employment Opportunity to all individuals regardless of age, sex, race, color, religion, national origin, citizenship, disability, or status as a Vietnam era or special disabled veteran. We are strongly bound to this commitment because adherence to Equal Employment Opportunity principles is the only acceptable way of life. We adhere to those principles not just because they're the law, but because it's the right thing to do.

Service Marks: FDX(SM) is a service mark of FDX Corporation. Federal Express(R), FedEx(R), the FedEx(R) logo, FedEx International Priority(R), FedEx International Economy(R), FedEx International Express Freight(R), FedEx Express Saver(R) and FedEx interNetShip(R) are registered service marks of Federal Express Corporation. Reg. U.S. Pat. & Tm. Off. and in certain other countries. FedEx Air Charter(SM) and FedEx International Airport to Airport(SM) are service marks of Federal Express Corporation. RPS(R) and the RPS(R) logo are registered service marks of RPS, Inc. Reg. U.S. Pat. & Tm. Off. Viking Freight(SM) is a service mark of Viking Freight, Inc. Caliber Logistics(SM) is a service mark of Caliber Logistics, Inc. Roberts Express(R) is a registered service mark of Roberts Express, Inc. Reg. U.S. Pat. & Tm. Off.

P56

HOW TIME FLIES


When Federal Express took flight on April 17, 1973, it delivered 186 packages to 25 cities. One courier sold his watch to buy fuel for his van. Others used their own cars for deliveries. The folks in Pittsburgh did business out of a motel room. Anything to make this vision fly.

FedEx's 25th anniversary is cause to celebrate not only the founding of an industry, but that the company did it so well. FedEx set standards for service against which every carrier is measured, instilled employees with a singular commitment to satisfy the customer, innovated incessantly, and proved that a service company could win the Malcolm Baldrige National Quality Award. In 25 years, FedEx redefined service for all time.

[Photo of 25th anniversary employee gathering with FedEx trucks and plane]

FDX Corporation
6075 Poplar Avenue
Memphis, Tennessee 38119

[Photo: Aerial, fish-eye view of city skyline]