Form 10-K, Exhibit 13
period 1999-05-31
FDX CORP
filed 1999-08-16
CIK 1048911

FDX CORPORATION 1999 ANNUAL REPORT

Global Connectivity
Reliable
Fast-Cycle
Integrated
E-Commerce
High-Tech
Networked

DELIVERING SUPERIOR TRANSPORTATION, LOGISTICS, AND E-COMMERCE SOLUTIONS
WORLDWIDE

FDX is a unique holding company that provides strategic direction for FedEx, RPS and the other FDX operating companies. A $17 billion global transportation and logistics enterprise, FDX offers a diverse portfolio of solutions at all levels of the supply chain. Services offered by FDX companies include worldwide express delivery, ground small-package delivery, less-than-truckload freight delivery, and global logistics and electronic commerce solutions.

FDX COMPANIES AT A GLANCE

FedEx, the world leader in global express distribution, offering time-certain delivery within 24 to 48 hours among markets that generate more than 90% of the world's gross domestic product.

RPS, North America's second-largest provider of business-to-business ground small-package delivery.

Roberts Express, the world's leading surface-expedited carrier for nonstop, time-critical and special-handling shipments.

FDX Global Logistics, a leader in providing customized, integrated logistics solutions worldwide.

Viking Freight, the foremost less-than-truckload freight carrier in the western United States.

FDX Corporation
Employees and Contractors: 190,000
Headquarters: Memphis, Tennessee
Stock Symbol: FDX
Online: www.fdxcorp.com

MISSION AND VALUES

FDX will produce superior financial returns for its shareowners by providing high value-added logistics, transportation and related information services through focused operating companies. Customer requirements will be met in the highest quality manner appropriate to each market segment served. FDX will strive to develop mutually rewarding relationships with its employees, partners and suppliers. Safety will be the first consideration in all operations. Corporate activities will be conducted to the highest ethical and professional standards.

FINANCIAL HIGHLIGHTS

In thousands, except earnings per share             1999             1998            Percent Change
OPERATING RESULTS
Revenues                                          $16,773,470      $15,872,810         + 6
Operating income                                    1,163,086        1,010,660         +15
Operating margin                                          6.9%             6.4%
Net income                                            631,333          503,030         +26
Earnings per share, assuming dilution (1)               $2.10            $1.69         +24
Earnings per share, excluding non-recurring
  items, assuming dilution (1)(2)                       $2.28            $1.95         +17
Average common and common
  equivalent shares (1)                               300,643          298,408         + 1

FINANCIAL POSITION
Total assets                                      $10,648,211      $ 9,686,060         +10
Long-term debt                                      1,374,606        1,642,709         -16
Common stockholders' investment                     4,663,692        3,961,230         +18

REVENUES (in billions)

97       $14.2
98       $15.9
99       $16.8

EARNINGS PER SHARE (1)

97       $0.67
98       $1.69
99       $2.10

EARNINGS PER SHARE
EXCLUDING NON-RECURRING
ITEMS (1)(2)

97       $1.26
98       $1.95
99       $2.28

DEBT TO TOTAL CAPITALIZATION

97       33.0%
98       29.3%
99       22.8%

RETURN ON AVERAGE EQUITY

97        5.8%
98       13.5%
99       14.6%

(1) Reflects the two-for-one stock split effected in the form of a 100% stock dividend on May 6, 1999.

(2) Non-recurring items include a charge of $91 million ($54 million net of tax or $.18 per share, assuming dilution) in 1999 related to strike contingency planning, a charge of $88 million ($80 million net of tax or $.26 per share, assuming dilution) in 1998 related to the acquisition of Caliber System, Inc., and a charge of $225 million ($175 million net of tax or $.59 per share, assuming dilution) in 1997 related to the restructuring of Viking Freight, Inc. operations.

DEAR FELLOW SHAREOWNERS

In our first full year of consolidated operations, FDX Corporation turned in a record performance in three very important areas. First, we increased shareowner value by growing profits, expanding margins, and strengthening our balance sheet. Second, we enhanced our service offerings to help our customers create a competitive advantage in today's global marketplace-providing innovative, technology-enabled supply chain solutions along with e-commerce connectivity. Third, we continued our commitment to a "people culture" that recognizes and rewards the above-and-beyond efforts of our FDX employees and contractors.

During the past year, we also faced many challenges. Some were external, such as managing through the Asian economic crisis. Others were internal, including contract negotiations with the Fedex Pilots Association that required costly strike contingency plans before we reached a five-year agreement. In some cases, these challenges required extraordinary efforts that may have deterred us from reaching some goals as quickly as we would have liked. Still, the FDX network turned challenge into opportunity as we proved that we deliver far more than packages. We deliver results.

FINANCIAL SUMMARY: FDX Results for Shareowners

In FY99, FDX exercised strong financial discipline to increase net income and earnings per share at rates surpassing our solid revenue growth.

Revenue increased 6% to a record $16.8 billion.

Net income jumped 26% to $631 million, reflecting package volume growth as well as excellent cost controls and aggressive yield-management programs.

Earnings per share rose to a record $2.10.

FDX market value increased 73%, which led to our second two-for-one stock split in the past three years.

As our results indicate, in FY99 FDX continued to deliver exceptional shareowner value.

PORTFOLIO MANAGEMENT: FDX Solutions for Customers

When I reported to you last year, I emphasized the following twofold strategy to capitalize on our broad range of service offerings:

1. Independently, each FDX operating company would remain focused on a distinct market segment in order to operate in the most efficient and profitable manner possible.

2. Collectively, we would create synergies across companies through coordinated sales and marketing programs linked by state-of-the-art information technology.

This strategy has paid off handsomely since FDX was created 18 months ago. In FY99, our two largest operating companies-FedEx and RPS-each set new records for service levels and financial results. Independently, that's an outstanding accomplishment. But collectively, these results confirm that the whole certainly is greater than the sum of its parts. Across every operating company, the entire FDX team is working together to provide the total solutions that our customers demand and deserve.

Operating Independently

Each FDX company competes in a separate, well-defined segment of the total transportation and logistics market.

FedEx-one of the most recognized business-to-business brands in the world-is the leader in virtually every segment of the information-intensive express transportation market.

RPS offers cost-effective, guaranteed ground package delivery, utilizing state-of-the-art sortation and scanning technology.

Viking Freight is the less-than-truckload leader in the western United States, providing reliable, on-time regional freight service.

Roberts Express-which created the expedited delivery market-provides the fast response and special handling required to meet our customers' service-critical needs.

FDX Global Logistics offers one-stop shopping for complete supply chain solutions by combining transportation, information, and physical logistics services.

At FDX, we also view these individual companies through a collective lens. While each company is focused on meeting distinct market needs, our customers have a lot in common. They want an easy, convenient way to connect to the high-tech, high-speed global marketplace. And it's our responsibility to help them choose the right FDX network at the right time, with the right price.

Sharing Collective Strengths

Leveraging cross-company synergies allows FDX to deliver meaningful customer benefits in two very important areas.

Customer Benefit #1: Coordinated sales and marketing programs are introducing our customers to FDX "sister companies" that they haven't done business with before.

FDX has created a new collaborative sales group, called Worldwide Services, to provide complete supply chain solutions to our larger customers when those solutions require the involvement of more than one FDX company. Worldwide Services has already delivered incremental revenue and helped strengthen customer relationships. In response to market demand, we have recently expanded this group's responsibilities and have extended our cooperative sales strategy. Quite frankly, our customers have responded even more enthusiastically than we had expected when given the opportunity to buy across the FDX portfolio.

Customer Benefit #2: Information integration is making it easier for our customers to do business with FDX.

When it comes to managing synergies across businesses, we've found that seamless information integration is a critical component. In the past year, we combined FedEx and RPS domestic shipping functionality on our FDX PowerShip-Registered Trademark- and RPS Multi-Ship-Registered Trademark-proprietary computer networks. Now, customers can sit at the dedicated computer installed in their offices and-with just a few keystrokes-switch between FedEx and RPS domestic shipping. In addition to improving our proprietary systems, we have also upgraded the functionality on our Web sites and concluded an agreement with Netscape Netcenter, providing access to FedEx and RPS online services for more than 13 million users. Going forward, we expect FDX technology to enhance a range of customer-related activities, including customer automation, tracking, and management reports.

BUSINESS TRENDS: The FDX Global View

As FDX continues to pursue its twofold strategy for portfolio management, we are realizing our vision for a high-tech marketplace that requires fast, global reach-the same vision that drove the birth of Federal Express and the modern air/ground express delivery industry in the early 1970s. Today, FDX is uniquely positioned to take advantage of four major trends that are shaping what many now call the Network Economy.

Providing Fast, Global Reach

As the world's economy becomes more fully integrated-and as barriers and borders continue to come down-it just makes good economic sense to source and sell globally. That, in turn, has opened multiple legs of transportation on both the inbound "sourcing" side as well as the outbound "selling" side of virtually every multinational business.

But this past year has tested many global companies, including FDX, which serves 210 countries principally through the FedEx system. Despite the softness in Pacific markets-a trend that only recently seems to be reversing itself-the FedEx international door-to-door express business still grew in FY99, though at less than its recent rate. This continued growth is due, in part, to the flexibility of the FedEx global network-the ability to reconfigure our system or simply to reroute existing flights in order to take advantage of favorable market trends.

But in a "business without borders" environment, the true challenge is to create a framework for global commerce. As the world`s largest express carrier, Federal Express supports an open aviation regime, which we see as the best way to ensure free and fair trade in the air cargo industry in the 21st century. In FY99, a new bilateral agreement was reached with China, doubling the frequencies available to U.S. carriers. FedEx remains the only U.S. all-express carrier with authority to fly to and from China. As we continue to work toward true "open skies" all around the world, FDX will also work aggressively toward other global issues, such as streamlined customs clearance procedures.

Serving and Served by High Tech

The second major global trend is the increase in the high-tech, high value-added sector as a percentage of total economic activity. Information technology alone now contributes more than one-third of real economic growth in the United States. But the high-value-added sector is much broader, including pharmaceuticals, automotive, electronics, aviation and other goods with high value per pound. Over the past 50 years, the weight of the nation's economic output has barely changed while the value has increased fivefold.

As part of the new supply chain model, FDX is both a transporter and user of high-tech and high-value goods. We supply the transportation, information, and logistics solutions that help companies like Cisco, Dell, and Sun Microsystems do business more effectively. But we are also a customer of information technology goods. FDX spent nearly $1.5 billion last year to strengthen our superior technology capabilities and to attract the best and the brightest people.

Speeding the Supply Chain

The third influence is the increase in fast-cycle logistics as companies of all sizes discover the power of supply chain velocity. It's not just doing business faster; it's doing business smarter by replacing inventory with information. After all, a warehouse is just an expensive place to put something so you know that you have it. That's managing inventory at rest. Instead, if you can substitute real-time information to manage inventory in motion, you can dramatically reduce overhead and obsolescence while speeding time to market.

To take advantage of the move toward faster, more efficient supply chains, last October we created FDX Global Logistics. We believe that the future of logistics will not be in brick-and-mortar warehouses, but in the kind of information-intensive services that have been a hallmark of FedEx and now FDX. Our operating companies are helping customers move from managing inventory at rest to managing inventory in motion, providing the added value, visibility, and velocity that companies need to succeed.

Conducting Business Electronically

Finally, perhaps the best way to minimize time and distance is through electronic commerce in general and the Internet in particular.

FedEx was a pioneer in electronic commerce long before the Internet was opened for commercial use. In 1987, we launched the original FedEx PowerShip-Registered Trademark- network of proprietary computers, allowing customers to process their shipments electronically. In 1996, we added FedEx interNetShip-Registered Trademark- to our popular Web site at www.fedex.com, becoming the first company with true Internet shipping capabilities. In fact, FedEx interNetShip recently received the prestigious Computerworld Smithsonian Award for its innovative use of technology. Today, with a combination of FedEx PowerShip computers, FedEx Ship-Registered Trademark-software, and FedEx interNetShip, more than two-thirds of U.S. domestic shipping transactions are handled electronically. As far as two million FedEx customers are concerned, it doesn't matter whether they use a designated computer terminal, proprietary software, or the Internet. It's all about convenience, accessibility, and connectivity.

Overall, the Internet has done for e-commerce what Henry Ford did for the automobile: It's taken a luxury for a few and turned it into an affordable tool for many. The Internet has opened e-commerce to companies of all sizes and has created a new global business channel for selling products and delivering digital information.

When calculating the Internet's full potential, however, it's important to break away from the "buy-it.com" mentality in the popular press and look at the much larger business-to-business sector, which is more than 10 times the size of the business-to-consumer market. Business-to-business e-commerce is estimated to top $100 billion in sales this year and exceed the trillion-dollar sales mark by 2003. Computers and electronics-already two of our largest customer segments-account for almost half of this category, and supply chains are increasingly moving online. That's why we call business-to-business the "sweet spot" of e-commerce, and why we view these electronic customer connections as an incremental and diversified source of revenue for FDX.

While business-to-business e-commerce will be-by far-the largest segment, we are also leveraging the strength of the FDX portfolio in the business-to-home market. FedEx will continue to handle the "time-sensitive" side of residential deliveries, particularly for higher-value goods. But we are also testing a new "service-sensitive" RPS residential delivery service to expand our comprehensive mix of transportation and logistics solutions-and to open the door for additional Internet retail business. Depending on the results of the Pittsburgh-area test program, we could roll out a business-to-residential RPS delivery service as early as next spring.

Connecting the Network Economy

The new economy is global, high-tech, fast-cycle, and networked through e-commerce-four trends that are coming together to change the way we all live and work. People will increasingly have the ability to communicate and transact business anywhere, any time as we move from mass production to mass customization.

At FDX, our worldwide transportation network connects our customers to the global marketplace. Our information network connects our customers with their customers and with their supply chain alliances. But in the new economy, there's one more essential network.

CORPORATE CULTURE: The FDX Commitment

Trucks and airplanes can't go anywhere without people. Computers still can't rule the world alone. Even in this Network Economy-or perhaps especially in this Network Economy-the essential ingredient is the human network: people who keep the entrepreneurial spirit alive. I believe FDX has the best people network anywhere, with more than 190,000 employees and contractors who will do "absolutely, positively" whatever it takes to serve our customers.

In the past year, our companies have received more than their share of accolades, consistently ranking as one of the best places to work by publications such as Fortune and Working Mother. But I believe the true measure of our people is found in the thousands of stories that play out every day, all around the world-whether it's a driver who springs into action to save the life of a stranger trapped in a wrecked car, a courier who drives 200 miles out of her way on Christmas Eve to deliver medicine to a sick child, or an employee who decides to walk 15 miles to work, in the middle of the night with snow and ice on the ground, when his regular ride falls through.

Our people are the faces of FDX, and I believe that our company has a very special bond with our employees, our customers, and our shareowners. To each of you, FDX makes a corporate commitment.

To FDX teammates, we thank you for your unwavering commitment to our customers, and we pledge to strengthen our mutual opportunities. Our companies are great places to work because you make them that way.

To FDX customers, we pledge to help you succeed in the fast-changing global marketplace. Independently, FDX companies will provide the transportation, information, and e-commerce solutions you need for superior supply chain performance. Collectively, we will make it easier for you to buy across the entire spectrum of FDX services, and we will leverage technology to do so.

To FDX shareowners, we pledge to continue our focus on increasing shareowner value. Our five-year goals call for annual earnings growth in the 12% to 15% range and return on equity at or above 20%. We expect to achieve these results by growing our business, improving operating margins, and making more efficient use of capital.

Our FY99 performance was a great start for our new company, but I believe the best is yet to come. FDX has built superior physical, virtual, and people networks not just to prepare for change, but to shape change on a global scale: to change the way we all connect with each other in the new Network Economy.

Frederick W. Smith

Chairman, President and Chief Executive Officer

The FDX network turned challenge into opportunity as we proved that we deliver far more than packages. We deliver results.

These results confirm that the whole certainly is greater than the sum of its parts. Across every operating company, the entire FDX team is working together to provide the total solutions that our customers demand and deserve.

Our customers want an easy, convenient way to connect to the high-tech, high-speed global marketplace. And it's our responsibility to help them choose the right FDX network at the right time, with the right price.

Now, customers can sit at the dedicated computer installed in their offices and-with just a few keystrokes-switch between FedEx and RPS domestic shipping.

FedEx remains the only U.S. all-express carrier with authority to fly to and from China.

FDX spent nearly $1.5 billion last year to strengthen our superior technology capabilities and to attract the best and the brightest people.

Our operating companies are helping customers move from managing inventory at rest to managing inventory in motion, providing the added value, visibility, and velocity that companies need to succeed.

With a combination of FedEx PowerShip computers, FedEx Ship software, and FedEx interNetShip, more than two-thirds of U.S. domestic shipping transactions are handled electronically.

We are also testing a new "service-sensitive" RPS residential delivery service to expand our comprehensive mix of transportation and logistics solutions--and to open the door for additional Internet retail business.

FDX has the best people network anywhere, with more than 190,000 employees and contractors who will do "absolutely, positively" whatever it takes to serve our customers.

MESSAGE FROM THE CHIEF FINANCIAL OFFICER

FDX Corporation posted a strong financial performance in FY99. We successfully executed our portfolio management strategy of independently operating our FDX subsidiaries to be more competitive in their distinct market segments, while we exploited sales and marketing synergies across the FDX portfolio, utilizing world-class information and technology systems. With this new strategy, FDX achieved record revenue of $16.8 billion in FY99 while net income rose 26% to $631 million and earnings per share increased 24% to $2.10.

Along with the earnings growth, FDX made significant progress in other important financial measures:

1. Increased profit margins. The FDX operating margin improved to 7.4% from 6.9% last year, excluding non-recurring pilot contingency costs and merger expenses. This improvement was the result of proactive efforts to grow higher margin services-including RPS ground, FedEx international express and FedEx domestic boxes-faster than lower-margin FedEx deferred services, while increasing yields, improving productivity and service levels, and controlling costs.

2. Stable capital expenditures. While we continued to improve the competitiveness, capacity and efficiency of the FDX physical and virtual networks, we kept capital spending basically flat versus FY98. Now that the core FedEx global network is in place, we are slowing the spending on FedEx infrastructure and investing in the most profitable growth opportunities across the entire spectrum of the FDX organization. For example, we announced a $500 million multi-year investment as part of our plan to double RPS capacity and increase RPS revenue approximately 15% annually over the next five years.

3. Stronger balance sheet. FDX reduced debt and continued to improve debt to total capitalization to 23% this year from 29% in FY98. Similarly, debt to total capitalization, including aircraft leases, followed its downward trend, dropping to 53% from 57% the previous year.

4. Improved returns and cash flow. With the actions enumerated above, we improved our return on investment and made genuine progress toward becoming cash flow positive. These are key strategic objectives, and we anticipate continued progress in FY00.

As we move into FY00, we believe that our diverse global network, portfolio management strategy, world-class information and technology systems, and strong balance sheet uniquely position FDX to succeed in today's global marketplace. We remain dedicated to growing revenues, enhancing margins, stabilizing capital expenditures, providing greater returns, strengthening our balance sheet, improving cash flow-and enhancing shareowner value.

Alan B. Graf, Jr.

Executive Vice President and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FDX Corporation

RESULTS OF OPERATIONS

     Effective May 31, 1999, FDX Corporation (together with its subsidiaries, the "Company") adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." Under the guidelines provided in this Statement, the Company determined its reportable operating segments to be Federal Express Corporation ("FedEx") and RPS, Inc. ("RPS"). For additional information on the Company's operating segments, see Note 11 of Notes to Consolidated Financial Statements.

CONSOLIDATED RESULTS

     Current year results reflect package volume growth and improved revenue per package (yield) at both FedEx and RPS and lower fuel costs. Results of operations included various non-recurring items which affected reported earnings of $631 million in 1999 ($2.10 per share, assuming dilution), $503 million in 1998 ($1.69 per share, assuming dilution) and $196 million in 1997 ($.67 per share, assuming dilution) as discussed below.

     On October 30, 1998, contract negotiations between FedEx and the Fedex Pilots Association ("FPA") were discontinued. In November, the FPA began actively encouraging its members to decline all overtime work and issued ballots seeking strike authorization. To avoid service interruptions related to a threatened strike, the Company and FedEx began strike contingency planning, including entering into agreements for additional third-party air and ground transportation and establishing special financing arrangements. Subsequently, the FPA agreed to end all job actions for 60 days and negotiations resumed. Such negotiations resulted in a five-year collective bargaining agreement that was ratified by the FPA membership in February 1999 and took effect on May 31, 1999. Costs associated with these contingency plans, including contracts for supplemental airlift and ground transportation and a business interruption credit facility, reduced the third quarter's pre-tax earnings by approximately $91 million. Excluding these costs, earnings per share, assuming dilution, was approximately $2.28 for 1999.

     Effective June 1, 1998, the Company adopted a new accounting standard that requires certain costs of software developed or obtained for internal use to be capitalized. Pre-tax income for 1999 increased $41 million as a result of the adoption of this standard.

     Results in 1998 included $88 million ($80 million, after taxes) of expenses related to the acquisition of Caliber System, Inc. ("Caliber") and the formation of the Company. These expenses were primarily investment banking fees and payments to members of Caliber's management in accordance with pre-existing management retention agreements. Excluding these expenses, consolidated net income for 1998 was $583 million, or $1.95 per share, assuming dilution.

     Another significant item impacting 1998's results of operations was the Teamsters strike against United Parcel Service ("UPS") in August 1997. The Company analytically calculated that the volume not retained at the end of the first quarter of 1998 contributed approximately $170 million in revenues and approximately $.12 additional earnings per share.

     In 1998, Viking Freight, Inc. ("Viking") recognized a $16 million pre-tax gain from the sale of certain assets in its restructuring, which was announced by Caliber on March 27, 1997. Under the restructuring plan, operations at Viking's midwestern, eastern and northeastern divisions ceased on March 27, 1997, and Viking's southwestern division operated through June 1997 and was subsequently sold. Viking continues to operate in the western United States. In connection with the restructuring, Viking recorded a non-cash asset impairment charge of $225 million in December 1996. Excluding the after-tax effect of this charge, consolidated net income for 1997 was $371 million, or $1.26 per share, assuming dilution.

OTHER INCOME AND EXPENSE AND INCOME TAXES

     Net interest expense decreased 21% for 1999, primarily due to lower debt levels. For 1998, net interest expense increased 19% primarily due to lower levels of capitalized interest. Interest is capitalized during the modification of certain aircraft from passenger to freighter configuration and the construction of certain facilities.

     Other net expense in 1999 included approximately $10 million related to FedEx's strike contingency plans described above, primarily costs associated with a business interruption credit facility. Other, net for 1998 included a gain of approximately $8 million from an insurance settlement for an MD11 aircraft destroyed in an accident in July 1997. In 1997 other, net included a $17 million gain from an insurance settlement for a DC10 aircraft destroyed by fire in September 1996.

     The Company's effective tax rate was 40.5% in 1999, 44.6% in 1998 and 53.9% in 1997. Excluding non-recurring items from the Caliber acquisition in 1998 and the Viking restructuring in 1997, the effective rate would have been 41.5% in 1998 and 43.0% in 1997. The 40.5% effective tax rate in 1999 was lower than the 41.5% effective tax rate (excluding non-recurring items) in 1998 primarily due to the combination of stronger results from international operations and lower worldwide income taxes on foreign earnings. Generally, the effective tax rate exceeds the statutory U.S. federal tax rate because of state income taxes and other factors as identified in Note 9 of Notes to Consolidated Financial Statements. For 2000, management expects the effective tax rate will not exceed, and could possibly be lower than, the 1999 rate. The actual rate, however, will depend on a number of factors, including the amount and source of operating income.

FEDERAL EXPRESS CORPORATION

     The following table compares revenues and operating income (in millions) and selected statistics (in thousands, except dollar amounts) for FedEx for the years ended May 31:

                                                                                          Percent Change
                                                                                       1999/           1998/
                                             1999          1998          1997           1998            1997
-----------------------------------------------------------------------------------------------------------
Revenues:
     Package:
         U.S. overnight                    $ 7,185       $ 6,810       $ 6,244           + 6           + 9
         U.S. deferred                       2,271         2,179         1,622           + 4          + 34
         International Priority (IP)         3,019         2,731         2,351           +11          + 16
------------------------------------------------------------------------------
              Total package revenue         12,475        11,720        10,217           + 6          + 15
     Freight:
         U.S                                   440           337           208           +30          + 62
         International                         531           598           604           -11          -  1
------------------------------------------------------------------------------
              Total freight revenue            971           935           812           + 4          + 15
     Other                                     533           600           491           -11          + 22
------------------------------------------------------------------------------
              Total revenues               $13,979       $13,255       $11,520           + 5          + 15
-----------------------------------------------------------------------------------------------------------
Operating income                           $   871       $   837       $   699           + 4          + 20
-----------------------------------------------------------------------------------------------------------
Package:
     Average daily packages:
         U.S. overnight                      1,957         1,886         1,809           + 4           + 4
         U.S. deferred                         894           872           675           + 3          + 29
         IP                                    282           259           226           + 9          + 15
------------------------------------------------------------------------------
              Composite                      3,133         3,017         2,710           + 4          + 11
     Revenue per package (yield):
         U.S. overnight                    $ 14.34       $ 14.22       $ 13.59           + 1          +  5
         U.S. deferred                        9.93          9.84          9.45           + 1          +  4
         IP                                  41.87         41.45         40.91           + 1          +  1
              Composite                      15.56         15.30         14.84           + 2          +  3
Freight:
     Average daily pounds:
         U.S                                 4,332         3,356         1,594           +29          +111
         International                       2,633         2,770         2,542           - 5          +  9
------------------------------------------------------------------------------
              Composite                      6,965         6,126         4,136           +14          + 48
     Revenue per pound (yield):
         U.S                               $   .40       $    40       $   .51             -          - 22
         International                         .79           .85           .94           - 7          - 10
              Composite                        .54           .60           .77           -10          - 22
-----------------------------------------------------------------------------------------------------------

REVENUES

     In 1999, FedEx experienced increased volume and slightly improved yields in its U.S. overnight, U.S. deferred and IP services. Growth in higher-priced U.S. overnight and IP services and higher average weight per package were the primary factors in revenue growth. List price increases and other yield-management actions contributed to the yield improvement in 1999. FedEx, through enhanced technology, has also improved its ability to capture incremental revenue based upon certain package characteristics, such as weight and package dimensions.

     The U.S. deferred package growth rate declined in 1999 in large part due to specific management actions to restrict growth of these lower-yielding services. IP package volume and international freight pounds and yield were negatively impacted by weakness in Asian markets, especially in U.S. outbound traffic destined for that region.

     In 1998, package revenue increased on a year-over-year basis primarily due to rapid growth of U.S. deferred services, including FedEx Express Saver.-Registered Trademark- This growth was augmented by incremental UPS strike-related volume, the majority of which was in the deferred service category. The increase in yield was largely a result of yield-management actions, such as a 3% to 4% price increase targeted to list price and standard discount matrix customers for U.S. packages effective February 15, 1998.

     The expiration of the air cargo transportation excise tax added approximately $50 million to revenue in 1997. The tax expired on December 31, 1995, was reenacted by Congress effective August 27, 1996, and expired again on December 31, 1996. FedEx was not obligated to pay the tax during the periods in which it was expired. The excise tax was reenacted by Congress effective March 7, 1997, and, in August 1997 it was extended for 10 years through September 30, 2007.

     Other revenue included sales of engine noise reduction kits, logistics services, Canadian domestic revenue, charter services and other.

OPERATING INCOME

     Operating income increased in 1999 compared to 1998 in spite of $81 million in strike contingency costs in 1999 and continued weakness in Asian markets. Lower fuel prices and cost controls, including adjustments in network expansion and aircraft deployment plans, contributed to improved results. A decline in average jet fuel price per gallon of 23% was partially offset by an increase in gallons consumed of 6%. Although international freight pounds and revenue per pound continued to decline in 1999, higher yielding IP volume continued to grow, utilizing capacity otherwise occupied by freight.

     In 1998, operating income improved as package yield increased at a higher rate than cost per package. An increase in average daily packages also contributed to the improvement in operating income. Fuel expense in 1998 rose slightly due to an increase in gallons consumed of 13%, largely offset by a decrease in average jet fuel price per gallon of 10%. In 1998, fuel expense included amounts paid by FedEx under contracts that were designed to limit FedEx's exposure to fluctuations in jet fuel prices. Lower international freight yield, rising expenses associated with international expansion and foreign currency fluctuations negatively affected 1998 results. Operating income for 1998 included approximately $50 million related to the UPS strike as well as proceeds from a 2% temporary fuel surcharge on U.S. domestic shipments through August 1, 1997. Also included in 1998 were $14 million of expenses related to the acquisition of Caliber.

     Operating income for 1997 included the effects of the 2% temporary fuel surcharge and additional revenue due to the expiration of the air cargo transportation excise tax. In 1997, fuel expense included amounts received and paid by FedEx under contracts which were designed to limit FedEx's exposure to fluctuations in jet fuel prices.

     Operating margins were 6.2% (6.8% excluding the strike contingency costs), 6.3% (5.9% excluding the aforementioned 1998 items) and 6.1% (5.2% excluding the aforementioned 1997 items) in 1999, 1998 and 1997, respectively.

     Year-over-year comparisons were also affected by fluctuations in the contribution from sales of engine noise reduction kits. Profit from these sales declined $30 million in 1999 after increasing $40 million in 1998.

OUTLOOK

     FedEx will continue to manage yields with the goal of ensuring an appropriate balance between revenues generated and the cost of providing services. Management expects its yield-management actions, including a 2.8% domestic rate increase implemented in March 1999, to support yield increases in 2000. Management believes package volumes in the U.S. will grow in 2000 at rates slightly below those experienced in 1999, with the growth rate accelerating for IP services. Freight pounds are expected to continue to increase in 2000, with increases in the U.S. partially offset by continued declines in international freight. Freight yield is expected to decline in 2000 for both U.S. and international shipments. Actual results, however, may vary depending on the impact of competitive pricing changes, customer responses to yield-management initiatives, changing customer demand patterns, the timing and extent of network refinement, actions by FedEx's competitors, including capacity fluctuations, regulatory conditions for aviation rights and economic conditions.

     FedEx will continue to use the flexibility of its global network infrastructure by reconfiguring its system and flights to meet market demands. While long-term profitability is expected to improve, incremental costs incurred during periods of strategic expansion and varying economic conditions can affect short-term operating results.

     Salaries and employee benefits costs have risen over the past three years, generally consistent with revenues. Management will continue its cost control efforts, but expects salaries and employee benefits to continue to increase as a result of volume growth and the incremental costs of the collective bargaining agreement with the FPA that became effective May 31, 1999.

     In the past three years, FedEx's worldwide aircraft fleet has increased resulting in a corresponding rise in maintenance expense. FedEx expects a predictable pattern of aircraft maintenance and repairs expense. However, unanticipated maintenance events will occasionally disrupt this pattern, resulting in periodic fluctuations in maintenance and repairs expense. Given FedEx's increasing fleet size, aging fleet and variety of aircraft types, management believes that maintenance and repairs expense will continue a trend of year-over-year increases for the foreseeable future. In addition, management expects scheduled maintenance and repairs expense for B727 engines and for other aircraft to increase in 2000 due to a greater number of routine cycle checks resulting from fleet usage and certain Federal Aviation Administration directives.

     FedEx's operating income from the sales of engine noise reduction kits peaked in 1998, and is expected to decline approximately $60 million year over year in 2000 and to become insignificant by 2001. Actual results may differ depending primarily on the impact of actions by FedEx's competitors and regulatory conditions.

     FedEx may enter into contracts in 2000 designed to limit its exposure to fluctuations in jet fuel prices. The timing and magnitude of such contracts may vary due to their availability and pricing.

RPS, INC.

     RPS's revenue and operating income increased in 1999 and 1998. Package volume and revenue per package also increased each year. The following table compares revenues and operating income (in millions) and selected package statistics (in thousands, except dollar amounts) for RPS for the years ended May 31:

                                                                           Percent Change
                                                                        1999/          1998/
                                1999          1998           1997        1998           1997
--------------------------------------------------------------------------------------------
Revenues                      $1,878        $1,711         $1,347         +10            +27
--------------------------------------------------------------------------------------------
Operating income              $  231        $  171         $  138         +35            +24
--------------------------------------------------------------------------------------------
Average daily packages         1,385         1,326          1,067         + 4            +24
Revenue per package (yield)   $ 5.36        $ 5.04         $ 4.96         + 6            + 2
--------------------------------------------------------------------------------------------

REVENUES

     In 1999, RPS's revenue increased due to improving yield and steady volume growth. Yield was positively impacted by rate increases of 2.3% and 3.7% in February 1999 and 1998, respectively. During 1999, RPS recognized a year-to-date, one-time benefit of approximately $6 million to align its estimation methodology for in-transit revenue with that of the Company's other operating subsidiaries. Year-to-date package yield was increased by $.02 because of this one-time adjustment. The prior year included incremental volume associated with the UPS strike. Excluding this incremental volume, average daily packages increased 6% and 23% for 1999 and 1998, respectively.

OPERATING INCOME

     Operating income increased in 1999 due to increased volume and yield-management actions. The increase in operating income for 1998 resulted from package volume growth and the positive effect of the UPS strike.

Results for 1998 contained approximately $6 million of incremental operating income during the 12 days of the UPS strike. Operating margins were 12.3%, 10.0% and 10.3% in 1999, 1998 and 1997, respectively.

OUTLOOK

     In 2000, RPS will focus on volume and revenue growth, cost controls, and service quality. Package processing capacity will be expanded to meet growth goals. RPS will continue its yield improvement efforts. However, actual results will depend on the impact of competitive pricing changes, customer responses to yield-management initiatives and changing customer demand patterns.

     RPS is testing new delivery services to residential areas. Depending on the results of the test, RPS will determine when and to what extent, if any, these services are to be offered. If the new residential services are implemented, there will be additional start-up and capital costs associated with the implementation.

OTHER OPERATIONS

     Other operations include Viking, a regional less-than-truckload freight carrier operating in the western United States; Roberts Express, Inc. ("Roberts"), a critical-shipment carrier; FDX Global Logistics, Inc. ("Logistics"), a contract logistics provider; and certain unallocated corporate charges.

REVENUES

     Revenues from other operations increased 1% and decreased 34% in 1999 and 1998, respectively. Revenue growth for 1999 reflects an increase at Roberts, offset by modest decreases at Viking and Logistics. The decline in 1998 was primarily attributable to the Viking restructuring in March 1997 in which operations at four of five divisions were terminated by June 1997. See "Results of Operations - Consolidated Results" for additional information on the Viking restructuring.

OPERATING INCOME

     Operating income from other operations reflected improved performance at Roberts in 1999, offset by a decline at Logistics. Viking's 1999 performance also improved over 1998 operating income exclusive of a $16 million pre-tax gain in 1998 on the sale of assets as a result of Viking's restructuring. In 1997, Viking recorded an asset impairment charge of $225 million ($175 million, after taxes) associated with its restructuring.

     Operating income in 1998 includes $74 million in expenses, which were not allocated to operating segments, for merger costs associated with the acquisition of Caliber. These expenses were primarily investment banking fees and payments to members of Caliber's management in accordance with pre-existing management retention agreements. In addition, in 1998 Caliber recorded approximately $5 million of income, net of tax, from discontinued operations relating to the exiting of the airfreight business by one of Caliber's subsidiaries in 1995.

FINANCIAL CONDITION

LIQUIDITY

     Cash and cash equivalents totaled $325 million at May 31, 1999, an increase of $96 million compared with increases of $69 million and $33 million in 1998 and 1997, respectively. Cash provided from operations during 1999 was $1.8 billion compared with $1.6 billion and $1.1 billion in 1998 and 1997, respectively. The Company currently has available a $1.0 billion revolving bank credit facility that is generally used to finance temporary operating cash requirements and to provide support for the issuance of commercial paper. Management believes that cash flow from operations, its commercial paper program and the revolving bank credit facility will adequately meet its working capital needs for the foreseeable future.

CAPITAL RESOURCES

     The Company's operations are capital intensive, characterized by significant investments in aircraft, vehicles, computer and telecommunications equipment, package handling facilities and sort equipment. The amount and timing of capital additions depend on various factors including volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, competition, availability of satisfactory financing and actions of regulatory authorities.

     Capital expenditures for 1999 totaled $1.8 billion and included aircraft modifications, facilities, customer automation and computer equipment, vehicles and ground support equipment and one MD11 aircraft (which was subsequently sold and leased back). In comparison, 1998 expenditures totaled $1.9 billion and included three MD11 aircraft (which were subsequently sold and leased back), four A310 aircraft, aircraft modifications, customer automation and computer equipment, facilities and vehicles and ground support equipment. For information on the Company's purchase commitments, see Note 13 of Notes to Consolidated Financial Statements.

     The Company has historically financed its capital investments through the use of lease, debt and equity financing in addition to the use of internally generated cash from operations. Generally, management's practice in recent years with respect to funding new wide-bodied aircraft acquisitions has been to finance such aircraft through long-term lease transactions that qualify as off-balance sheet operating leases under applicable accounting rules. Management has determined that these operating leases have provided economic benefits favorable to ownership with respect to market values, liquidity and after-tax cash flows. In the future, other forms of secured financing may be pursued to finance FedEx's aircraft acquisitions when management determines that it best meets FedEx's needs. FedEx has been successful in obtaining investment capital, both domestic and international, for long-term leases on terms acceptable to it although the marketplace for such capital can become restricted depending on a variety of economic factors beyond its control. See Note 4 of Notes to Consolidated Financial Statements for additional information concerning the Company's debt and credit facilities.

     In July 1999, approximately $231 million of pass through certificates were issued to finance or refinance the debt portion of leveraged operating leases related to four A300 aircraft to be delivered through October 1999. In June 1998, approximately $833 million of pass through certificates were issued to finance or refinance the debt portion of FedEx's leveraged operating leases related to eight A300 and five MD11 aircraft to be delivered through the summer of 1999. The pass through certificates are not direct obligations of, or guaranteed by, the Company or FedEx, but amounts payable by FedEx under the leveraged operating leases are sufficient to pay the principal of and interest on the certificates.

     Management believes that the capital resources available to the Company provide flexibility to access the most efficient markets for financing its capital acquisitions, including aircraft, and are adequate for the Company's future capital needs.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

     The Company currently has market risk sensitive instruments related to interest rates. As disclosed in Note 4 of Notes to Consolidated Financial Statements, the Company has outstanding unsecured long-term debt, exclusive of capital leases of $1.2 billion and $1.4 billion at May 31, 1999 and 1998, respectively. The Company does not have significant exposure to changing interest rates on its long-term debt because the interest rates are fixed. Market risk for fixed-rate long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to approximately $45 million as of May 31, 1999 ($55 million as of May 31, 1998). The underlying fair values of the Company's long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities. The Company does not currently use derivative financial instruments to manage interest rate risk.

     The Company's earnings are affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, as a result of transactions in foreign markets. At May 31, 1999, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which the Company's transactions are denominated would result in a decrease in operating income of approximately $25 million for the year ending May 31, 2000 (the comparable amount in the prior year was $15 million). This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, which are a changed dollar value of the resulting reported operating results, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

     In 1998 and 1997, FedEx entered into contracts that were designed to limit its exposure to fluctuations in jet fuel prices. FedEx hedges its exposure to jet fuel price market risk only on a conservative, limited basis. No such contracts were outstanding as of May 31, 1998, nor were any entered into during 1999. Management may enter into similar contracts in 2000, the timing and magnitude of which may vary due to the availability and pricing of such contracts. See Notes 2 and 13 of Notes to Consolidated Financial Statements for accounting policies regarding derivative instruments and additional information regarding jet fuel contracts.

     The Company does not purchase or hold any derivative financial instruments for trading purposes.

DEFERRED TAX ASSETS

     At May 31, 1999, the Company had a net cumulative deferred tax liability of $3 million consisting of $735 million of deferred tax assets and $738 million of deferred tax liabilities. The reversals of deferred tax assets in future periods will be offset by similar amounts of deferred tax liabilities.

EURO CURRENCY CONVERSION

     On January 1, 1999, 11 of the 15 member countries of the European Union fixed conversion rates between their existing sovereign currencies ("legacy currencies") and a single currency called the euro. On January 4, 1999, the euro began trading on currency exchanges and became available for non-cash transactions. The legacy currencies will remain legal tender through December 31, 2001. Beginning January 1, 2002, euro-denominated bills and coins will be introduced, and by July 1, 2002, legacy currencies will no longer be legal tender.

     The Company established euro task forces to develop and implement euro conversion plans. The work of the task forces in preparing for the introduction of the euro and the phasing out of the various legacy currencies includes numerous facets such as converting information technology systems, adapting billing and payment systems and modifying processes for preparing financial reports and records.

     Since January 1, 1999, the Company's subsidiaries have been prepared to quote rates to customers, generate billings and accept payments, in both euros and legacy currencies. Based on the work of the Company's euro task forces to date, the Company believes that the introduction of the euro, any price transparency brought about by its introduction and the phasing out of the legacy currencies will not have a material impact on the Company's consolidated financial position, results of operations or cash flows. Costs associated with the euro project are being expensed as incurred and are being funded entirely by internal cash flows.

YEAR 2000 COMPLIANCE

INTRODUCTION

     The Company's operating subsidiaries rely heavily on sophisticated information technology ("IT") for their business operations. For example, FedEx maintains electronic connections with approximately two million customers via its proprietary products and technologies. The Company's Year 2000 ("Y2K") computer compliance issues are, therefore, broad and complex. The FedEx Y2K Project Office, which was established in 1996, coordinates and supports FedEx's Y2K compliance effort. The Company has also engaged a major international consulting firm to assist its subsidiaries in their Y2K program management.

     The Company's Y2K compliance efforts are focused on business-critical items. Hardware, software, systems, technologies and applications are considered "business-critical" if a failure would either have a material adverse impact on the Company's business, financial condition or results of operations or involve a safety risk to employees or customers.

STATE OF READINESS

     Generally, the Company believes that FedEx's Y2K compliance effort is on schedule. The Company's other operating subsidiaries are substantially on schedule.

IT SYSTEMS

     FedEx's compliance effort for all business-critical infrastructure and applications software (collectively, "IT Systems") is substantially complete. FedEx has inventoried all IT Systems. Assessment/design (researching the compliance status and determining the impact of, and renovation requirements for, the IT Systems) and renovation (making IT Systems compliant) are substantially complete. Testing, which involves validating compliance, is also substantially complete. Within IT Systems, certification of application software, which involves FedEx's independent, internal review to verify whether the appropriate testing process has occurred, is approximately 98% complete. Noncompliant applications as of May 31, 1999 include systems dependent upon external government or vendor interfaces and are expected to be compliant by September 1, 1999. However, contingency plans will be in place to help mitigate any negative impact of the noncompliance of such systems. Within IT Systems, certification of the operating system software and program product software (collectively, "infrastructure") at FedEx is substantially complete. FedEx's IT Systems compliance effort is targeted to be 100% complete by September 1, 1999.

     The Company's other operating subsidiaries have completed the inventory and assessment phases relating to business-critical IT Systems. The remaining phases relating to IT Systems are under way. The IT Systems compliance effort of the Company's other operating subsidiaries is targeted to be 100% complete by November 1, 1999.

NON-IT SYSTEMS

     FedEx's Y2K program relating to business-critical purchased hardware and software, customized software applications, facilities/equipment and other embedded chip systems (collectively, "Non-IT Systems") is 98% complete.

     The inventory and assessment phases relating to the Non-IT Systems of the Company's other operating subsidiaries are targeted for completion by July 31, 1999, with the remaining phases targeted for completion by November 1, 1999.

     FedEx has established several definitions for compliance related to Non-IT Systems. For air infrastructure components (such as airports and air traffic systems), FedEx defines compliant to mean that these components are being aggressively assessed and that approved processes are in place to monitor their evolving status and develop specific operational contingency plans. For business-critical suppliers and affiliates, FedEx defines compliant to mean that the suppliers and affiliates have been assessed, and a contingency plan has been developed as necessary.

     For the automated shipping solutions offered to customers, FedEx defines compliant to mean that FedEx has made available a compliant version of the associated shipping solution. A customer may choose to remain on a noncompliant version of software if the customer is willing to assume the associated risks and there are no potentially unfavorable impacts on FedEx's internal systems. The implementation of Y2K-compliant automated shipping solutions by customers, particularly where development is required by the customer, will likely continue through December 31, 1999 and beyond. FedEx will continue to test the combinations of features, functionality and methods of use contained in its shipping solutions through December 31, 1999 and will make changes as required.

     For electronic interfaces with customers and suppliers, FedEx defines compliant to mean that it has made compliant transaction sets available and has made systems modifications that enable FedEx to translate noncompliant versions that mitigate the potential impact to FedEx's internal systems.

Y2K INTERFACES WITH MATERIAL THIRD PARTIES

     The Company's operating subsidiaries are making concerted efforts to understand the Y2K status of third parties (including, among others, domestic and international government agencies, customs bureaus, U.S. and international airports and air traffic control systems, customers, independent contractors, vendors and suppliers) whose Y2K standing could either have a material adverse effect on the Company's business, financial condition or results of operations or involve a safety risk to employees or customers. All of the Company's operating subsidiaries are actively encouraging Y2K compliance on the part of third parties and are developing contingency plans in the event of their Y2K noncompliance.

     In conjunction with the International Air Transport Association (IATA) and the Air Transport Association of America (ATA), FedEx is involved in a global and industry-wide effort to understand the Y2K compliance status of airports, air traffic systems, customs clearance and other U.S. and international government agencies, and common vendors and suppliers. FedEx has developed contingency plans to minimize the impact of Y2K issues on its air operations. Contingency plans will be implemented, as necessary, to mitigate the impact of Y2K problems that might arise during the transition into 2000.

     FedEx's vendor and product compliance program includes the following tasks: assessing vendor compliance status; product testing; tracking vendor compliance progress; developing contingency plans, including identifying alternate suppliers, as needed; addressing contract language; replacing, renovating or upgrading parts; requesting presentations from vendors or making on-site assessments, as required; and sending questionnaires. Failure to respond to these questionnaires results in further mail or phone correspondence, contingency plan development and/or vendor/product replacement. The Company's other operating subsidiaries are developing a supply chain dependency model to assess the risk levels associated with the Y2K noncompliance of material third parties.

TESTING

     FedEx's Y2K testing effort includes functional testing of remedial measures and regression testing to validate that changes have not altered existing functionality. FedEx's test plans include sections that define the scope of the testing effort, roles and responsibilities of test participants, the test approach planned, software, hardware and data requirements, and test environments/techniques to be used as well as other sections defining the test effort. System functionality for future date accuracy is being verified and documented. FedEx uses an independent, internal process to verify that the appropriate testing process has occurred.

     A separate homogenous Y2K mainframe environment has been created to test operating system software and program products software. The Y2K mainframe environment is designed to accomplish future date "end-to-end" testing of the larger applications and to validate interface communications between applications.

COSTS TO ADDRESS Y2K COMPLIANCE

     Since 1996, the Company has incurred approximately $93 million on Y2K compliance ($43 million in 1999), which includes internal and external software/hardware analysis, repair, vendor and supplier assessments, risk mitigation planning, and related costs. The Company continues to monitor its total expected costs associated with Y2K compliance efforts, and currently expects that it will incur additional total costs of approximately $35 million, including depreciation of $10 million. Remaining Y2K expenditures will include project management of the corporate contingency effort and the command and control center, further system audit and validation, and project management to ensure compliance of new systems development. The Company classifies costs as Y2K for reporting purposes if they remedy only Y2K risks or result in the formulation of contingency plans and would otherwise be unnecessary in the normal course of business.

     The Company's Y2K compliance effort is being funded entirely by internal cash flows. For the fiscal year ended May 31, 1999, Y2K expenditures were less than 10% of the Company's total IT expense budget. Although there are opportunity costs to the Company's Y2K compliance effort, management believes that no significant information technology projects have been deferred due to this work.

CONTINGENCY PLANNING AND RISKS

     FedEx's key contingency plans were completed by January 31, 1999. These plans address the activities to be performed in preparation for and during a Y2K-related failure that could have an immediate and significant impact on normal operations. A Y2K-related failure could include, but is not limited to, power outages, system or equipment failures, erroneous data, loss of communications and failure of a supplier or vendor. The contingency plans include, among other things, items such as pre-arranging alternative operating locations, replacing non-Y2K compliant suppliers and vendors, using back-up systems equipment and stockpiling additional inventory and supplies. They also outline alternative procedures, including manual ones, that can be performed in order to carry out mission-critical functions and trouble-shooting procedures the IT organization can follow to bring internal systems and equipment back into operation after a Y2K-related failure. The plans also establish procedures for company-wide communications. These are in addition to the Company's operational contingency plans for the pick-up, delivery and movement of packages. FedEx has created a Y2K contingency command and control center that will link to its other operations command and control centers. Key personnel will be on call beginning November 1999 and on site by December 31, 1999.

     FedEx's goal for completing all other contingency plans is September 30, 1999. Plans covering vendor and supplier issues are substantially complete. These plans are in place to minimize Y2K-related risks that a vendor and supplier might pose if they are behind in their own Y2K efforts. As of May 31, 1999, FedEx had substantially completed the development of its testing plans. Testing will include structured walk-throughs, mock drills and simulations and is expected to be completed by October 31, 1999. The Company's other operating subsidiaries have substantially completed their business-critical Y2K contingency plans and are currently formulating other contingency plans for non-business-critical Y2K compliance issues. Although the cost of developing contingency plans is included in the total project costs described above, the cost of implementing any necessary contingency plans is not known at this time.

     Due to the general uncertainty inherent in the Company's Y2K compliance, mainly resulting from the Company's dependence upon the Y2K compliance of the government agencies and third-party suppliers, vendors and customers with whom the Company deals, the Company believes that there is no single most reasonably likely worst case scenario. However, the Company believes that a most reasonably likely worst case scenario could include, but is not limited to, the following situations: delivery delays and the related re-routing costs due to the lack of readiness of airports and air traffic systems, principally outside the United States; the inability to serve certain customers or geographic areas due to their lack of compliance or lack of readiness of customs bureaus in various countries and business continuance capabilities of suppliers, vendors, customers and independent contractors, including third-party pick-up and delivery providers on whom the Company relies in some international locations; and service delays or failures associated with the global utilities and telecommunications infrastructure. The Company's Y2K program, including related contingency planning, is designed to substantially lessen the possibility of significant interruptions of normal operations. Despite its efforts to date, the Company may still incur substantial expenditures or experience significant delays in delivering its services as Y2K problems, both domestic and international, become known. Noncompliant systems of vendors, suppliers, customers and other third parties could also adversely affect the Company. While costs related to the lack of Y2K compliance of third parties, business interruptions, litigation and other liabilities related to Y2K issues could materially and adversely affect the Company's business, results of operations and financial condition, the Company expects its Y2K compliance efforts to reduce significantly the Company's level of uncertainty about the impact of Y2K issues affecting both its IT Systems and Non-IT Systems.

STATEMENTS IN THIS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" OR MADE BY MANAGEMENT OF THE COMPANY THAT CONTAIN MORE THAN HISTORICAL INFORMATION MAY BE CONSIDERED FORWARD-LOOKING STATEMENTS (AS SUCH TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995), WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS BECAUSE OF IMPORTANT FACTORS IDENTIFIED IN THIS SECTION.

CONSOLIDATED STATEMENTS OF INCOME
FDX Corporation

Years ended May 31
In thousands, except Earnings Per Share                      1999           1998           1997
-----------------------------------------------------------------------------------------------
REVENUES                                              $16,773,470    $15,872,810    $14,237,892
-----------------------------------------------------------------------------------------------
OPERATING EXPENSES
Salaries and employee benefits                          7,087,728      6,647,140      6,150,247
Purchased transportation                                1,537,785      1,481,590      1,252,901
Rentals and landing fees                                1,396,694      1,304,296      1,138,690
Depreciation and amortization                           1,035,118        963,732        928,833
Maintenance and repairs                                   958,873        874,400        773,765
Fuel                                                      604,929        726,776        734,722
Merger expenses                                                 -         88,000              -
Restructuring and impairment charges (credits)                  -        (16,000)       225,036
Other                                                   2,989,257      2,792,216      2,526,696
-----------------------------------------------------------------------------------------------
                                                       15,610,384     14,862,150     13,730,890
-----------------------------------------------------------------------------------------------
OPERATING INCOME                                        1,163,086      1,010,660        507,002
-----------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
Interest, net                                             (98,191)      (124,413)      (104,195)
Other, net                                                 (3,831)        13,271         23,058
-----------------------------------------------------------------------------------------------
                                                         (102,022)      (111,142)       (81,137)
-----------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
    BEFORE INCOME TAXES                                 1,061,064        899,518        425,865
PROVISION FOR INCOME TAXES                                429,731        401,363        229,761
-----------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                         631,333        498,155        196,104
-----------------------------------------------------------------------------------------------
INCOME FROM DISCONTINUED OPERATIONS,
    NET OF INCOME TAXES                                         -          4,875              -
-----------------------------------------------------------------------------------------------
NET INCOME                                            $   631,333    $   503,030    $   196,104
-----------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE
    Continuing operations                             $      2.13    $      1.70    $       .67
    Discontinued operations                                     -            .02              -
-----------------------------------------------------------------------------------------------
                                                      $      2.13    $      1.72    $       .67
-----------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE --
    ASSUMING DILUTION
    Continuing operations                             $      2.10    $      1.67    $       .67
    Discontinued operations                                     -            .02              -
-----------------------------------------------------------------------------------------------
                                                      $      2.10    $      1.69    $       .67
-----------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
FDX Corporation

May 31
In thousands                                                                1999           1998
-----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                            $   325,323    $   229,565
Receivables, less allowances of $68,305 and $61,409                    2,153,166      1,943,423
Spare parts, supplies and fuel                                           291,922        364,714
Deferred income taxes                                                    290,721        232,790
Prepaid expenses and other                                                79,896        109,640
-----------------------------------------------------------------------------------------------
    Total current assets                                               3,141,028      2,880,132
-----------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, AT COST
Flight equipment                                                       4,556,747      4,056,541
Package handling and ground support equipment and vehicles             3,858,788      3,425,279
Computer and electronic equipment                                      2,363,637      2,162,624
Other                                                                  2,940,735      2,819,430
-----------------------------------------------------------------------------------------------
                                                                      13,719,907     12,463,874
Less accumulated depreciation and amortization                         7,160,690      6,528,824
-----------------------------------------------------------------------------------------------
    Net property and equipment                                         6,559,217      5,935,050
-----------------------------------------------------------------------------------------------
OTHER ASSETS
Goodwill                                                                 344,002        356,272
Equipment deposits and other assets                                      603,964        514,606
-----------------------------------------------------------------------------------------------
    Total other assets                                                   947,966        870,878
-----------------------------------------------------------------------------------------------
                                                                     $10,648,211    $ 9,686,060
-----------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES
Current portion of long-term debt                                    $    14,938    $   257,529
Accrued salaries and employee benefits                                   740,492        611,750
Accounts payable                                                       1,133,952      1,145,410
Accrued expenses                                                         895,375        789,150
-----------------------------------------------------------------------------------------------
    Total current liabilities                                          2,784,757      2,803,839
-----------------------------------------------------------------------------------------------
LONG-TERM DEBT, LESS CURRENT PORTION                                   1,359,668      1,385,180
-----------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                    293,462        274,147
-----------------------------------------------------------------------------------------------
OTHER LIABILITIES                                                      1,546,632      1,261,664
-----------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 5, 13 and 14)
COMMON STOCKHOLDERS' INVESTMENT
Common stock, $.10 par value; 400,000 shares authorized;
    297,987 and 147,411 shares issued                                     29,799         14,741
Additional paid-in capital                                             1,061,312        992,821
Retained earnings                                                      3,615,797      2,999,354
Accumulated other comprehensive income                                   (24,688)       (27,277)
-----------------------------------------------------------------------------------------------
                                                                       4,682,220      3,979,639
Less treasury stock, at cost, and deferred compensation                   18,528         18,409
-----------------------------------------------------------------------------------------------
    Total common stockholders' investment                              4,663,692      3,961,230
-----------------------------------------------------------------------------------------------
                                                                     $10,648,211    $ 9,686,060
-----------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FDX Corporation

Years ended May 31
In thousands                                                                1999           1998          1997
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income from continuing operations                                    $   631,333     $  498,155    $  196,104
Adjustments to reconcile income from continuing
    operations to cash provided by operating activities:
    Depreciation and amortization                                      1,035,118        963,732       928,833
    Provision for uncollectible accounts                                  55,649         72,700        40,634
    Deferred income taxes and other non-cash items                       (34,037)        45,570        (9,610)
    Restructuring and impairment charges (credits)                             -        (16,000)      225,036
    Gain from disposals of property and equipment                         (2,330)        (7,188)      (20,143)
    Changes in assets and liabilities, net of effects
        from disposition of business:
            Increase in receivables                                     (294,121)      (267,367)     (426,357)
            Increase in other current assets                            (155,720)      (102,203)     (443,799)
            Increase in accounts payable and other
                operating liabilities                                    555,565        450,836       647,780
    Other, net                                                           (19,337)       (32,963)      (29,300)
-------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                  1,772,120      1,605,272     1,109,178
-------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property and equipment, including deposits
    on aircraft of $1,200, $70,359 and $26,107                        (1,769,946)    (1,880,173)   (1,762,979)
Proceeds from dispositions of property and equipment:
    Sale-leaseback transactions                                           80,995        322,852       162,400
    Reimbursements of A300 and MD11 deposits                              67,269        106,991        63,039
    Other dispositions                                                   195,641        162,672        62,991
Net receipts from (advances to) discontinued operations                        -          1,735        (2,527)
Other, net                                                               (22,716)        (2,206)        1,044
-------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                     (1,448,757)    (1,288,129)   (1,476,032)
-------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Principal payments on debt                                              (269,367)      (533,502)       (9,670)
Proceeds from debt issuances                                                   -        267,105       433,404
Proceeds from stock issuances                                             49,932         33,925        31,013
Dividends paid                                                                 -         (7,793)      (34,825)
Other, net                                                                (8,170)        (6,939)       (9,741)
-------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                         (227,605)      (247,204)      410,181
-------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
Cash provided by continuing operations                                    95,758         69,939        43,327
Cash used in discontinued operations                                           -         (1,735)      (10,802)
Balance at beginning of year                                             229,565        161,361       128,327
-------------------------------------------------------------------------------------------------------------
Balance at end of year                                               $   325,323    $   229,565   $   160,852
-------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT AND COMPREHENSIVE INCOME
FDX Corporation

                                                                                 Accumulated
                                                        Additional                     Other
                                             Common       Paid-in    Retained  Comprehensive    Treasury      Deferred
In thousands, except shares                   Stock       Capital    Earnings         Income       Stock  Compensation       Total
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1996                     $ 8,960    $  903,086  $2,456,271       $  7,110    $(51,722)  $(11,265)    $3,312,440
Net income                                        -             -     196,104              -           -          -        196,104
Foreign currency translation adjustment,
    net of deferred taxes of $756                 -             -           -         (4,091)          -          -         (4,091)
                                                                                                                        ----------
        TOTAL COMPREHENSIVE INCOME                                                                                         192,013
Cash dividends declared by Caliber
     System, Inc.                                 -             -     (28,184)             -           -          -        (28,184)
Purchase of treasury stock                        -             -           -              -     (15,057)         -        (15,057)
Forfeiture of restricted stock                    -             -           -              -        (803)       720            (83)
Two-for-one stock split by Federal
    Express Corporation in the form of
    a 100% stock dividend
    (56,994,074 shares)                       5,699             -      (5,699)             -           -          -              -
Issuance of common and treasury stock
    under employee incentive plans
    (1,336,116 shares)                          103        34,892           -              -      12,100    (10,484)        36,611
Amortization of deferred compensation             -             -           -              -           -      3,421          3,421
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1997                      14,762       937,978   2,618,492          3,019     (55,482)   (17,608)     3,501,161
Net income                                        -             -     503,030              -           -          -        503,030
Foreign currency translation adjustment,
    net of deferred tax benefit of $2,793         -             -           -        (30,296)          -          -        (30,296)
                                                                                                                        ----------
        TOTAL COMPREHENSIVE INCOME                                                                                         472,734
Adjustment to conform Caliber System,
    Inc.'s fiscal year                            -           492     (51,795)             -      (1,765)         -        (53,068)
Cash dividends declared by Caliber
    System, Inc.                                  -             -      (3,899)             -           -          -         (3,899)
Purchase of treasury stock                        -             -           -              -      (7,049)         -         (7,049)
Forfeiture of restricted stock                    -             -           -              -        (979)       586           (393)
Issuance of common and treasury stock
    under employee incentive plans
    (1,466,895 shares)                          135        54,195           -              -       7,918     (7,204)        55,044
Cancellation of Caliber System, Inc.
    treasury stock                             (156)          156     (66,474)             -      57,357          -         (9,117)
Amortization of deferred compensation             -             -           -              -           -      5,817          5,817
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1998                      14,741       992,821   2,999,354        (27,277)          -    (18,409)     3,961,230
Net income                                        -             -     631,333              -           -          -        631,333
Foreign currency translation adjustment,
    net of deferred tax benefit of $959           -             -           -           (611)          -          -           (611)
Unrealized gain on available-for-sale
    securities, net of deferred taxes
    of $2,100                                     -             -           -          3,200           -          -          3,200
                                                                                                                        ----------
        TOTAL COMPREHENSIVE INCOME                                                                                         633,922
Purchase of treasury stock                        -             -           -              -      (8,168)         -         (8,168)
Forfeiture of restricted stock                    -             -           -              -      (1,196)       507           (689)
Two-for-one stock split by FDX
    Corporation in the form of a 100%
    stock dividend (148,931,996 shares)      14,890             -     (14,890)             -           -          -              -
Issuance of common and treasury stock
    under employee incentive plans
    (1,770,626 shares)                          168        68,491           -              -       8,083     (8,273)        68,469
Amortization of deferred compensation             -             -           -              -           -      8,928          8,928
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1999                     $29,799    $1,061,312  $3,615,797       $(24,688)   $ (1,281)  $(17,247)    $4,663,692
----------------------------------------------------------------------------------------------------------------------------------

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FDX Corporation

NOTE 1: BUSINESS COMBINATION AND BASIS OF PRESENTATION

     On March 17, 1999, the Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend that was paid on May 6, 1999 to stockholders of record on April 15, 1999. All per share amounts have been adjusted to reflect the stock split.

     On January 27, 1998, Federal Express Corporation ("FedEx") and Caliber System, Inc. ("Caliber") became wholly-owned subsidiaries of a newly formed holding company, FDX Corporation (together with its subsidiaries, the "Company"). In this transaction, which was accounted for as a pooling of interests, Caliber stockholders received 0.8 shares of the Company's common stock for each share of Caliber common stock. Each share of FedEx common stock was automatically converted into one share of the Company's common stock. There were approximately 146,800,000 of $0.10 par value shares so issued or converted. The accompanying financial statements include the financial position and results of operations for both FedEx and Caliber for all periods presented.

     The Company operates on four, three-month quarters with a fiscal year ending May 31. Prior to becoming a subsidiary of the Company, Caliber operated on a 13 four-week period calendar ending December 31, with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter. The Company's consolidated results of operations and cash flows for the year ended May 31, 1998 comprise Caliber's 53-week period from May 25, 1997 to May 31, 1998 consolidated with FedEx's year ended May 31, 1998. For years prior to 1998, the Company's consolidated results of operations, cash flows and financial position comprise Caliber's information for the calendar year ending just prior to the Company's fiscal year end consolidated with FedEx's information for that fiscal year.

     Due to the different fiscal year ends, Caliber's results for the 20-week period from January 1, 1997 to May 24, 1997 are not included in the financial statements for 1998 or 1997. For this period, Caliber had revenues of $1,028,119,000, operating expenses of $1,083,898,000, a net loss of
$40,912,000, dividends declared of $10,883,000 and other changes, net, in common stockholders' investment of $1,273,000. Accordingly, an adjustment was included in the Company's Consolidated Statements of Changes in Stockholders' Investment and Comprehensive Income for the year ended May 31, 1998 to reflect this activity.

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

     PROPERTY AND EQUIPMENT. Expenditures for major additions, improvements, flight equipment modifications, and certain overhaul costs are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts, and any gain or loss is reflected in the results of operations.

     For financial reporting purposes, depreciation and amortization of property and equipment is provided on a straight-line basis over the asset's service life or related lease term as follows:

-----------------------------------------------------------------------------
Flight equipment                                                5 to 20 years
Package handling and ground support equipment and vehicles      5 to 30 years
Computer and electronic equipment                               3 to 10 years
Other                                                           2 to 30 years
-----------------------------------------------------------------------------

     Aircraft airframes and engines are assigned residual values ranging from 10% to 20% of asset cost. All other property and equipment have no material residual values. Vehicles are depreciated on a straight-line basis over five to ten years.

     For income tax purposes, depreciation is generally computed using accelerated methods.

     DEFERRED GAINS. Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized over the life of the lease as a reduction of rent expense. Included in other liabilities at May 31, 1999 and 1998, were deferred gains of $429,488,000 and $338,119,000, respectively.

     DEFERRED LEASE OBLIGATIONS. While certain of the Company's aircraft and facility leases contain fluctuating or escalating payments, the related rent expense is recorded on a straight-line basis over the lease term. Included in other liabilities at May 31, 1999 and 1998, were $321,248,000 and $324,203,000, respectively, representing the cumulative difference between rent expense and rent payments.

     SELF-INSURANCE ACCRUALS. The Company is self-insured up to certain levels for workers' compensation, employee health care and vehicle liabilities. Accruals are based on the actuarially estimated undiscounted cost of claims. Included in other liabilities at May 31, 1999 and 1998, were $282,889,000 and $277,696,000, respectively, representing the long-term portion of self-insurance accruals for the Company's workers' compensation and vehicle liabilities.

     CAPITALIZED INTEREST. Interest on funds used to finance the acquisition and modification of aircraft and construction of certain facilities up to the date the asset is placed in service is capitalized and included in the cost of the asset. Capitalized interest was $38,880,000, $33,009,000, and $45,717,000 for 1999, 1998 and 1997, respectively.

     ADVERTISING. Advertising costs are generally expensed as incurred and are included in other operating expenses. Advertising expenses were $202,104,000, $183,253,000 and $162,337,000 for 1999, 1998 and 1997,
respectively.

     CASH EQUIVALENTS. Cash equivalents in excess of current operating requirements are invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value. Interest income was $12,399,000, $11,283,000,and $5,885,000 in 1999, 1998 and 1997, respectively.

     MARKETABLE SECURITIES. The Company's marketable securities are available-for-sale securities and are reported at fair value. Unrealized gains and losses are reported, net of related deferred income taxes, as a component of accumulated other comprehensive income within common stockholders' investment.

     SPARE PARTS, SUPPLIES AND FUEL. Spare parts are stated principally at weighted-average cost; supplies and fuel are stated principally at standard cost, which approximates actual cost on a first-in, first-out basis. Neither method values inventory in excess of current replacement cost.

     GOODWILL. Goodwill is the excess of the purchase price over the fair value of net assets of businesses acquired. It is amortized on a straight-line basis over periods ranging up to 40 years. Accumulated amortization was $157,106,000 and $144,580,000 at May 31, 1999 and 1998,
respectively.

     FOREIGN CURRENCY TRANSLATION. Translation gains and losses of the Company's foreign operations that use local currencies as the functional currency are accumulated and reported, net of related deferred income taxes, as a component of accumulated other comprehensive income within common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the results of operations.

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

     REVENUE RECOGNITION. Revenue is recorded based on the percentage of service completed for shipments in transit at the balance sheet date.

     EARNINGS PER SHARE. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," basic earnings per share is computed by dividing net income by the number of weighted-average common shares outstanding during the year. Earnings per share, assuming dilution, is computed by dividing net income by the number of weighted-average common shares and common stock equivalents outstanding during the year (see Note 8).

     RECENT PRONOUNCEMENTS. The Company adopted SFAS No. 130, "Reporting Comprehensive Income," during the first quarter of 1999. This Statement requires that foreign currency translation and unrealized gains or losses on the Company's available-for-sale securities be included in other comprehensive income and that the accumulated balance of other comprehensive income be separately displayed. Prior year information has been restated to conform to the requirements of the Statement.

     On June 1, 1998, the Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Pre-tax income for 1999 increased by $41,000,000 as a result of the adoption of this standard.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was subsequently amended by SFAS No. 137 and is now effective for fiscal years beginning after June 15, 2000. The Statement requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. The impact, if any, on earnings, comprehensive income and financial position of the adoption of SFAS No. 133 will depend on the amount, timing and nature of any agreements entered into by the Company.

     In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants released SOP 98-5 requiring that start-up activities be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 31, 1998. This SOP will not have a material impact on the Company's operations.

     RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to the 1999 presentation.

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

NOTE 3: ACCRUED SALARIES AND EMPLOYEE BENEFITS AND ACCRUED EXPENSES

     The components of accrued salaries and employee benefits and accrued expenses were as follows:

May 31
In thousands                                                                     1999        1998
-------------------------------------------------------------------------------------------------
Salaries                                                                     $158,846    $143,876
Employee benefits                                                             282,325     189,324
Compensated absences                                                          299,321     278,550
-------------------------------------------------------------------------------------------------
     Total accrued salaries and employee benefits                            $740,492    $611,750
-------------------------------------------------------------------------------------------------
Insurance                                                                    $345,804    $292,905
Taxes other than income taxes                                                 225,378     190,046
Other                                                                         324,193     306,199
-------------------------------------------------------------------------------------------------
     Total accrued expenses                                                  $895,375    $789,150
-------------------------------------------------------------------------------------------------

NOTE 4: LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

May 31
In thousands                                                                     1999        1998
----------------------------------------------------------------------------------------------------
Unsecured debt, interest rates of 7.60% to 10.57%, due through 2098           $  988,120  $1,253,770
----------------------------------------------------------------------------------------------------
Unsecured sinking fund debentures, interest rate of 9.63%, due through 2020       98,598      98,529
----------------------------------------------------------------------------------------------------
Capital lease obligations and tax exempt bonds, interest rates of
     5.35% to 7.88%, due through 2017                                            253,425     253,425
     Less bond reserves                                                            9,024       9,024
----------------------------------------------------------------------------------------------------
                                                                                 244,401     244,401
----------------------------------------------------------------------------------------------------
Other debt, interest rates of 9.68% to 9.98%                                      43,487      46,009
----------------------------------------------------------------------------------------------------
                                                                               1,374,606   1,642,709
     Less current portion                                                         14,938     257,529
----------------------------------------------------------------------------------------------------
                                                                              $1,359,668  $1,385,180
----------------------------------------------------------------------------------------------------

     The Company has a $1,000,000,000 revolving credit agreement with domestic and foreign banks. The revolving credit agreement comprises two parts. The first part provides for a commitment of $800,000,000 through January 27, 2003. The second part provides for a 364-day commitment for $200,000,000 through January 14, 2000. Interest rates on borrowings under this agreement are generally determined by maturities selected and prevailing market conditions. The agreement contains certain covenants and restrictions, none of which are expected to significantly affect the Company's operations or its ability to pay dividends. As of May 31, 1999, approximately $1,588,000,000 was available for the payment of dividends under the restrictive covenant of the agreement. Commercial paper borrowings are backed by unused commitments under this revolving credit agreement and reduce the amount available under the agreement. At May 31, 1999, all of the $1,000,000,000 commitment amount was available.

     The components of unsecured debt were as follows:

May 31
In thousands                                                                     1999        1998
-------------------------------------------------------------------------------------------------
Senior debt, interest rates of 7.80% to 9.88%, due through 2013              $673,779  $  773,532
Bonds, interest rate of 7.60%, due in 2098                                    239,376     249,344
Medium term notes, interest rates of 9.95% to 10.57%, due through 2007         74,965     230,894
-------------------------------------------------------------------------------------------------
                                                                             $988,120  $1,253,770
-------------------------------------------------------------------------------------------------

     Of the senior debt outstanding at May 31, 1999 and 1998, $200,000,000 was issued by Caliber. The Caliber notes mature on August 1, 2006 and bear interest at 7.80%. The notes contain restrictive covenants limiting the ability of Caliber and its subsidiaries to incur liens on assets and enter into leasing transactions.

     Tax exempt bonds were issued by the Memphis-Shelby County Airport Authority ("MSCAA") and the City of Indianapolis. Lease agreements with the MSCAA and a loan agreement with the City of Indianapolis covering the facilities and equipment financed with the bond proceeds obligate FedEx to pay rentals and loan payments, respectively, equal to principal and interest due on the bonds.

     Scheduled annual principal maturities of long-term debt for the five years subsequent to May 31, 1999, are as follows: $14,900,000 in 2000; $11,500,000 in
2001; $207,100,000 in 2002; $11,100,000 in 2003; and $30,100,000 in 2004.

     The Company's long-term debt, exclusive of capital leases, had carrying values of $1,178,000,000 and $1,446,000,000 at May 31, 1999 and 1998,
respectively, compared with fair values of approximately $1,250,000,000 and $1,597,000,000 at those dates. The estimated fair values were determined based on quoted market prices or on current rates offered for debt with similar terms and maturities.

NOTE 5: LEASE COMMITMENTS

     The Company utilizes certain aircraft, land, facilities and equipment under capital and operating leases that expire at various dates through 2027. In addition, supplemental aircraft are leased under agreements that generally provide for cancellation upon 30 days' notice.

     The components of property and equipment recorded under capital leases were as follows:

May 31
In thousands                                                                     1999        1998
-------------------------------------------------------------------------------------------------
Package handling and ground support equipment and vehicles                   $245,041    $261,985
Facilities                                                                    134,442     134,442
Computer and electronic equipment and other                                     6,496       6,518
-------------------------------------------------------------------------------------------------
                                                                              385,979     402,945
-------------------------------------------------------------------------------------------------
Less accumulated amortization                                                 268,696     274,494
-------------------------------------------------------------------------------------------------
                                                                             $117,283    $128,451
-------------------------------------------------------------------------------------------------

     Rent expense under operating leases for the years ended May 31 was as follows:

In thousands                                                        1999        1998         1997
-------------------------------------------------------------------------------------------------
Minimum rentals                                               $1,246,259  $1,135,567   $  986,758
Contingent rentals                                                59,839      60,925       57,806
-------------------------------------------------------------------------------------------------
                                                              $1,306,098  $1,196,492   $1,044,564
-------------------------------------------------------------------------------------------------

     Contingent rentals are based on hours flown under supplemental aircraft leases.

     A summary of future minimum lease payments under capital leases and non-cancellable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 1999 is as follows:

In thousands                                                               Capital      Operating
                                                                            Leases         Leases
-------------------------------------------------------------------------------------------------
2000                                                                      $ 15,023    $ 1,011,957
2001                                                                        15,023        933,339
2002                                                                        15,023        876,055
2003                                                                        15,023        809,770
2004                                                                        14,894        764,550
Thereafter                                                                 302,502      8,717,952
-------------------------------------------------------------------------------------------------
                                                                          $377,488    $13,113,623
-------------------------------------------------------------------------------------------------

     At May 31, 1999, the present value of future minimum lease payments for capital lease obligations including certain tax exempt bonds was $200,077,000.

     FedEx makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass through certificates. The pass through certificates are not direct obligations of, or guaranteed by, the Company or FedEx.

NOTE 6: PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of Series Preferred Stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 1999, none of these shares had been issued.

NOTE 7: COMMON STOCKHOLDERS' INVESTMENT

STOCK COMPENSATION PLANS

     At May 31, 1999, the Company had options and awards outstanding under stock-based compensation plans described below. As of May 31, 1999, there were 16,712,860 shares of common stock reserved for issuance under these plans. The Board of Directors has authorized repurchase of the Company's common stock necessary for grants under its restricted stock plans. As of May 31, 1999, a total of 12,479,946 shares at an average cost of $12.23 per share had been purchased and reissued under the above-mentioned plans.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to measure compensation expense for its plans. Compensation cost for the restricted stock plans was $8,928,000, $5,817,000 and $3,421,000 for 1999,
1998 and 1997, respectively. If compensation cost for the Company's stock-based compensation plans had been determined under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been the pro forma amounts indicated below:

In thousands, except per share data                              1999           1998         1997
-------------------------------------------------------------------------------------------------
Net Income:
     As reported                                             $631,333       $503,030     $196,104
     Pro forma                                                609,960        489,556      187,624
Earnings per share, assuming dilution:
     As reported                                             $   2.10       $   1.69     $    .67
     Pro forma                                               $   2.03       $   1.64     $    .64
-------------------------------------------------------------------------------------------------

     The pro forma disclosures, applying SFAS No. 123, are not likely to be representative of pro forma disclosures for future years. The pro forma effect is not expected to be fully reflected until 2002 since SFAS No. 123 is applicable to options granted by the Company after May 31, 1995, and because options vest over several years and additional grants could be made.

FIXED STOCK OPTION PLANS

     Under the provisions of the Company's stock incentive plans, options may be granted to certain key employees (and, under the 1997 plan, to directors who are not employees of the Company) to purchase shares of common stock of the Company at a price not less than its fair market value at the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of the Board of Directors. Presently, option vesting periods range from one to seven years. At May 31, 1999, there were 2,564,228 shares available for future grants under these plans.

     Beginning with the grants made on or after June 1, 1995, the fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for each option grant:

                                                1999           1998            1997
-----------------------------------------------------------------------------------
Dividend yield                                    0%             0%              0%
Expected volatility                              25%            25%             25%
Risk-free interest rate                    4.2%-5.6%      5.4%-6.5%       5.8%-6.9%
Expected lives                         2.5-5.5 years  2.5-6.5 years   2.5-8.5 years
-----------------------------------------------------------------------------------

     The following table summarizes information about the Company's fixed stock option plans for the years ended May 31:

                                                                  1999                     1998                      1997
--------------------------------------------------------------------------------------------------------------------------
                                                             Weighted-                Weighted-                 Weighted-
                                                               Average                  Average                   Average
                                                              Exercise                 Exercise                  Exercise
                                                 Shares          Price       Shares       Price      Shares         Price
-------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year             13,388,452         $19.74   13,523,460      $17.09   12,888,356       $15.76
Granted                                       3,377,500          31.80    2,485,544       28.20    3,401,064        20.02
Exercised                                    (3,135,640)         17.86   (2,336,984)      13.45   (2,273,006)       13.65
Forfeited                                      (230,780)         26.59     (283,568)      19.51     (536,060)       17.99
                                             ----------                  ----------               ----------
Outstanding at end of year                   13,399,532          23.11   13,388,452       19.74   13,480,354        17.10
                                             ----------                  ----------               ----------
Exercisable at end of year                    4,404,146          18.57    5,349,626       16.92    4,530,298        13.92
-------------------------------------------------------------------------------------------------------------------------

     The weighted-average fair value of options granted during the year was $9.12, $8.25 and $8.12 for the years ended May 31, 1999, 1998 and 1997, respectively.

     The following table summarizes information about fixed stock options outstanding at May 31, 1999:

                                                 Options Outstanding                       Options Exercisable
----------------------------------------------------------------------------------------------------------------
                                                                Weighted-    Weighted-                 Weighted-
                                                                  Average      Average                   Average
Range of                                         Number         Remaining     Exercise        Number    Exercise
Exercise Prices                             Outstanding  Contractual Life        Price   Exercisable       Price
----------------------------------------------------------------------------------------------------------------
$ 7.64-$11.28                                   380,234         2.2 years       $ 9.74       380,234      $ 9.74
11.56 - 16.50                                 2,633,758         4.5 years        15.30     1,752,758       15.27
17.50 - 25.19                                 4,996,172         6.6 years        20.20     1,733,194       20.53
26.44 - 36.94                                 5,317,368         8.7 years        30.42       488,460       28.23
39.88 - 48.44                                    72,000         8.5 years        40.48        49,500       39.88
                                             ----------                                    ---------
 7.64 - 48.44                                13,399,532         6.9 years        23.11     4,404,146       18.57
----------------------------------------------------------------------------------------------------------------

RESTRICTED STOCK PLANS

     Under the terms of the Company's Restricted Stock Plans, shares of the Company's common stock are awarded to key employees. All restrictions on the shares expire over periods varying from two to five years from their date of award. Shares are valued at the market price of the Company's common stock at the date of award. Compensation related to these plans is recorded as a reduction of common stockholders' investment and is being amortized to expense as restrictions on such shares expire. The following table summarizes information about awards under the principal restricted stock plans for the years ended May 31:

                                                  1999                        1998         1997
--------------------------------------------------------------------------------------------------------------------------

                                                             Weighted-                 Weighted-                 Weighted-
                                                               Average                   Average                   Average
                                                 Shares     Fair Value      Shares    Fair Value     Shares     Fair Value
--------------------------------------------------------------------------------------------------------------------------
Awarded                                         252,000         $32.71      240,000       $32.99     403,800        $25.97
Forfeited                                        16,900          44.38       28,000        34.94      36,000         20.02
--------------------------------------------------------------------------------------------------------------------------

     At May 31, 1999, there were 749,100 shares available for future awards under these plans.

NOTE 8: COMPUTATION OF EARNINGS PER SHARE

     The calculation of basic earnings per share and earnings per share, assuming dilution, for the years ended May 31 was as follows:

In thousands, except per share amounts:                                                     1999        1998           1997
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                       $631,333    $498,155      $196,104
Income from discontinued operations                                                            -       4,875             -
--------------------------------------------------------------------------------------------------------------------------
Net income applicable to common stockholders                                            $631,333    $503,030      $196,104
--------------------------------------------------------------------------------------------------------------------------
Average shares of common stock outstanding                                               295,983     293,401       291,426
Basic earnings per share:
     Continuing operations                                                              $   2.13    $   1.70      $    .67
     Discontinued operations                                                                   -         .02             -
--------------------------------------------------------------------------------------------------------------------------
                                                                                        $   2.13    $   1.72      $    .67
--------------------------------------------------------------------------------------------------------------------------
Average shares of common stock outstanding                                               295,983     293,401       291,426
Common equivalent shares:
     Assumed exercise of outstanding dilutive options                                     13,090      13,849        12,200
     Less shares repurchased from proceeds of assumed exercise of options                 (8,430)     (8,842)       (9,170)
Average common and common equivalent shares                                              300,643     298,408       294,456
Earnings per share, assuming dilution:
     Continuing operations                                                              $   2.10    $   1.67      $    .67
     Discontinued operations                                                                   -         .02             -
--------------------------------------------------------------------------------------------------------------------------
                                                                                        $   2.10    $   1.69      $    .67
--------------------------------------------------------------------------------------------------------------------------

NOTE 9: INCOME TAXES

     The components of the provision for income taxes for the years ended May 31 were as follows:

In thousands                                                                                1999        1998          1997
--------------------------------------------------------------------------------------------------------------------------
Current provision:
     Domestic
          Federal                                                                       $385,164    $267,471      $153,244
          State and local                                                                 49,918      32,839        29,344
     Foreign                                                                              22,730      36,543        44,165
--------------------------------------------------------------------------------------------------------------------------
                                                                                         457,812     336,853       226,753
--------------------------------------------------------------------------------------------------------------------------
Deferred provision (credit):
     Domestic
          Federal                                                                        (21,773)     56,408           577
          State and local                                                                 (4,437)      7,860            95
     Foreign                                                                              (1,871)        242         2,336
--------------------------------------------------------------------------------------------------------------------------
                                                                                         (28,081)     64,510         3,008
--------------------------------------------------------------------------------------------------------------------------
                                                                                        $429,731    $401,363      $229,761
--------------------------------------------------------------------------------------------------------------------------

     The Company's operations included the following pre-tax income (loss) with respect to entities in foreign locations for the years ended May 31:

In thousands                                                                                1999        1998          1997
--------------------------------------------------------------------------------------------------------------------------
Entities with pre-tax income                                                           $ 256,000    $ 208,000    $ 205,000
Entities with pre-tax losses                                                            (296,000)    (306,000)    (191,000)
--------------------------------------------------------------------------------------------------------------------------
                                                                                       $ (40,000)   $ (98,000)   $  14,000
--------------------------------------------------------------------------------------------------------------------------

     Income taxes have been provided for foreign operations based upon the various tax laws and rates of the countries in which the Company's operations are conducted. There is no direct relationship between the

Company's overall foreign income tax provision and foreign pre-tax book income due to the different methods of taxation used by countries throughout the world.

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the years ended May 31 is as follows:

                                                                                            1999        1998          1997
--------------------------------------------------------------------------------------------------------------------------
Statutory U.S. income tax rate                                                             35.0%       35.0%         35.0%
Increase resulting from:
     State and local income taxes, net of federal benefit                                   2.8         2.7           2.9
     Non-recurring items (1998 Caliber acquisition, 1997 Viking restructuring)                -         3.1          10.9
     Other, net                                                                             2.7         3.8           5.1
--------------------------------------------------------------------------------------------------------------------------
Effective tax rate                                                                         40.5%       44.6%         53.9%
--------------------------------------------------------------------------------------------------------------------------
Effective tax rate (excluding non-recurring items)                                         40.5%       41.5%         43.0%
--------------------------------------------------------------------------------------------------------------------------

     The significant components of deferred tax assets and liabilities as of May 31 were as follows:

In thousands                                                                                1999                      1998
--------------------------------------------------------------------------------------------------------------------------
                                                                           Deferred     Deferred    Deferred      Deferred
                                                                                Tax          Tax         Tax           Tax
                                                                             Assets  Liabilities      Assets   Liabilities
--------------------------------------------------------------------------------------------------------------------------
Depreciation                                                              $       -     $608,719    $      -      $523,843
Deferred gains on sales of assets                                           122,515            -      86,053             -
Employee benefits                                                           151,559       32,183     126,513        22,595
Self-insurance accruals                                                     228,020            -     204,303             -
Other                                                                       233,331       97,264     183,941        95,729
--------------------------------------------------------------------------------------------------------------------------
                                                                           $735,425     $738,166    $600,810      $642,167
--------------------------------------------------------------------------------------------------------------------------

NOTE 10: EMPLOYEE BENEFIT PLANS

     The Company sponsors defined benefit pension plans and postretirement health care plans.

     The Company has adopted SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which changes the presentation of information about pension and other postretirement benefit plans. Disclosures for prior years have been restated.

     PENSION PLANS. The defined benefit pension plans cover substantially all employees. The largest plans cover U.S. employees age 21 and over, with at least one year of service and provide benefits based on final average earnings and years of service. Plan funding is actuarially determined, and is also subject to certain tax law limitations. International defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in accordance with local laws and income tax regulations. Plan assets consist primarily of marketable equity securities and fixed income instruments. During 1999 benefits provided under certain of the Company's pension plans were enhanced, principally in connection with the ratification on February 4, 1999 of a collective bargaining agreement between FedEx and the Fedex Pilots Association ("FPA"). These benefit enhancements are reflected in the funded status of the plans at May 31, 1999 but did not materially affect pension cost in 1999.

     POSTRETIREMENT HEALTH CARE PLANS. FedEx offers medical and dental coverage to eligible U.S. retirees and their eligible dependents. Vision coverage is provided for retirees, but not their dependents. Substantially all FedEx U.S. employees become eligible for these benefits at age 55 and older, if they have permanent, continuous service with FedEx of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988. Life insurance benefits are provided only to retirees of the former Tiger International, Inc. who retired prior to acquisition. RPS, Inc. ("RPS") offers similar benefits to its eligible retirees.

     The following table provides a reconciliation of the changes in the pension and postretirement health care plans' benefit obligations and fair value of assets over the two-year period ended May 31, 1999, and a statement of the funded status as of May 31, 1999 and 1998:

                                                                                                        Postretirement
In thousands                                                                   Pension Plans           Health Care Plans
--------------------------------------------------------------------------------------------------------------------------
                                                                               1999         1998        1999          1998
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                                  $4,121,795   $3,142,168   $ 217,027     $ 174,503
     Service cost                                                           331,005      250,753      23,676        18,385
     Interest cost                                                          288,221      245,697      16,962        14,767
     Amendments and benefit enhancements                                    125,145            -       1,681            40
     Actuarial (gain) loss                                                 (426,863)     543,071      (7,402)       14,292
     Plan participant contributions                                               -            -         679           818
     Foreign currency exchange rate changes                                   2,796      (10,174)          -             -
     Benefits paid                                                          (56,580)     (49,720)     (6,437)       (5,778)
--------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                        $4,385,519   $4,121,795   $ 246,186     $ 217,027
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                           $4,434,870   $3,632,684   $       -     $       -
     Actual return on plan assets                                           451,738      766,148           -             -
     Foreign currency exchange rate changes                                  (1,283)        (786)          -             -
     Company contributions                                                  123,686       86,544       5,758         4,960
     Plan participant contributions                                               -            -         679           818
     Benefits paid                                                          (56,580)     (49,720)     (6,437)       (5,778)
--------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                 $4,952,431   $4,434,870   $       -     $       -
--------------------------------------------------------------------------------------------------------------------------
FUNDED STATUS OF THE PLANS                                               $  566,912   $  313,075   $(246,186)    $(217,027)
     Unrecognized actuarial (gain) loss                                    (595,238)    (197,366)    (20,809)      (13,531)
     Unrecognized prior service (benefit) cost                              132,116        5,757         291        (1,477)
     Unrecognized transition amount                                         (11,852)     (13,197)          -             -
--------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                           $   91,938   $  108,269   $(266,704)    $(232,035)
--------------------------------------------------------------------------------------------------------------------------
AMOUNTS RECOGNIZED IN THE BALANCE SHEET AT MAY 31:
     Prepaid benefit cost                                                $  188,423   $  184,547   $       -     $       -
     Accrued benefit liability                                              (96,485)     (76,278)   (266,704)     (232,035)
     Minimum pension liability                                              (86,000)        (847)          -             -
     Intangible asset                                                        86,000          847           -             -
--------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                           $   91,938   $  108,269   $(266,704)    $(232,035)
--------------------------------------------------------------------------------------------------------------------------

     Net periodic benefit cost for the years ended May 31 was as follows:

In thousands                                                       Pension Plans              Postretirement Health Care Plans
------------------------------------------------------------------------------------------------------------------------------
                                                           1999        1998         1997        1999          1998        1997
------------------------------------------------------------------------------------------------------------------------------
Service cost                                          $ 331,005   $ 250,753     $246,443     $23,676       $18,385     $17,830
Interest cost                                           288,221     245,697      221,975      16,962        14,767      13,663
Expected return on plan assets                         (483,709)   (377,421)    (334,475)         -             -            -
Net amortization and deferral                            (1,948)     (2,304)      12,547        (211)         (709)       (252)
------------------------------------------------------------------------------------------------------------------------------
                                                      $ 133,569   $ 116,725     $146,490     $40,427       $32,443     $31,241
------------------------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE ACTUARIAL ASSUMPTIONS
                                                           1999        1998         1997        1999          1998        1997
------------------------------------------------------------------------------------------------------------------------------
Discount rate                                              7.5%        7.0%         8.0%       7.3%           7.2%        7.8%
Rate of increase in future compensation levels             4.6         4.6          5.4          -              -           -
Expected long-term rate of return on assets               10.9        10.3         10.3          -              -           -
------------------------------------------------------------------------------------------------------------------------------

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $201,700,000, $172,800,000 and $2,600,000, respectively, as of May 31, 1999, and $91,100,000, $66,700,000
and $1,900,000, respectively, as of May 31, 1998. The minimum pension liability and corresponding intangible asset recognized in the balance sheet at May 31, 1999 relate to the collective bargaining agreement between FedEx and the FPA.

     FedEx's future medical benefit costs were estimated to increase at an annual rate of 9.0% during 2000, decreasing to an annual growth rate of 5.25% in 2008 and thereafter. Future dental benefit costs were estimated to increase at an annual rate of 7.75% during 2000, decreasing to an annual growth rate of 5.25% in 2010 and thereafter. FedEx's cost is capped at 150% of the 1993 employer cost and, therefore, will not be subject to medical and dental trends after the capped cost is attained, projected to be in 2001. Caliber's health care costs were estimated to increase at an annual rate of 7.9% during 2000, decreasing to an annual growth rate of 5.25% in

2006 and thereafter. A 1% change in these annual trend rates would not have a significant impact on the accumulated postretirement benefit obligation of the Company at May 31, 1999, or 1999 benefit expense. The Company pays claims as incurred.

     PROFIT SHARING PLANS. The profit sharing plans cover substantially all U.S. employees age 21 and over, with at least one year of service with the Company as of the contribution date. The plans provide for discretionary employer contributions which are determined annually by the Board of Directors. Profit sharing expense was $137,500,000 in 1999, $124,700,000 in 1998 and $107,400,000 in 1997. Included in these expense amounts are cash distributions made directly to employees of $46,800,000, $43,100,000 and $28,600,000 in 1999, 1998 and 1997, respectively.

NOTE 11: BUSINESS SEGMENT INFORMATION

     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective May 31, 1999. The Statement establishes standards for reporting information about operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in allocating resources and assessing performance.

     FDX is a global transportation and logistics provider primarily composed of FedEx, the world's largest express transportation company, and RPS, a business-to-business ground small-package carrier. Other operating companies included in the FDX portfolio are Viking Freight, Inc. ("Viking"), a less-than-truckload carrier operating principally in the western United States; Roberts Express, Inc., a critical-shipment carrier; and FDX Global Logistics, Inc., a contract logistics provider. Other also includes certain unallocated corporate charges.

     Based on the guidelines provided in SFAS No. 131, the Company determined its reportable operating segments to be FedEx and RPS, both of which operate in single lines of business. The Company evaluates financial performance based on operating income.

     The following table provides a reconciliation of reportable segment revenues, depreciation and amortization, operating income and segment assets to the Company's consolidated financial statement totals:

                                                                                                              Consolidated
In thousands                                                          FedEx             RPS        Other             Total
--------------------------------------------------------------------------------------------------------------------------
Revenues
1999                                                            $13,979,277      $1,878,107   $  916,086       $16,773,470
1998                                                             13,254,841       1,710,882      907,087        15,872,810
1997                                                             11,519,750       1,346,803    1,371,339 (1)    14,237,892
Depreciation and Amortization
1999                                                            $   912,002      $   82,640   $   40,476       $ 1,035,118
1998                                                                844,606          79,835       39,291           963,732
1997                                                                777,374          69,857       81,602           928,833
Operating Income (Loss)
1999                                                            $   871,476(2)   $  231,010   $   60,600       $ 1,163,086
1998                                                                836,733         171,203        2,724 (3)     1,010,660
1997                                                                699,042         138,112     (330,152)(4)       507,002
Segment  Assets
1999                                                            $ 9,115,975      $  896,723   $  635,513       $10,648,211
1998                                                              8,433,106         846,139      406,815         9,686,060
--------------------------------------------------------------------------------------------------------------------------

(1) Includes revenue of certain Viking divisions that were subsequently sold. See Note 15.
(2) Includes $81,000,000 of FedEx strike contingency costs. See Note 15.
(3) Includes $74,000,000 of merger expenses. See Note 1.
(4) Includes a $225,000,000 charge related to the Viking restructuring. See Note 15.

     The following table provides a reconciliation of reportable segment capital expenditures to the Company's consolidated totals for the years ended May 31:

                                                                                                              Consolidated
In thousands                                                          FedEx             RPS        Other             Total
--------------------------------------------------------------------------------------------------------------------------
1999                                                             $1,550,161        $179,969     $ 39,816        $1,769,946
1998                                                              1,761,963          78,041       40,169         1,880,173
1997                                                              1,470,592         152,836      139,551         1,762,979
--------------------------------------------------------------------------------------------------------------------------

     The following table presents the Company's revenue by service type and geographic information for the years ended or as of May 31:

In thousands                                                           1999            1998         1997
--------------------------------------------------------------------------------------------------------
Revenue by Service type
FedEx:
     Package:
          U.S. overnight                                        $ 7,185,462      $6,810,211   $6,243,790
          U.S. deferred                                           2,271,151       2,179,188    1,621,647
          International Priority                                  3,018,828       2,731,140    2,351,092
     Freight:
          U.S.                                                      439,855         337,098      207,729
          International                                             530,759         597,861      604,472
     Other                                                          533,222         599,343      491,020
--------------------------------------------------------------------------------------------------------
               Total FedEx                                       13,979,277      13,254,841   11,519,750
RPS                                                               1,878,107       1,710,882    1,346,803
Other                                                               916,086         907,087    1,371,339
--------------------------------------------------------------------------------------------------------
                                                                $16,773,470     $15,872,810  $14,237,892
Geographic Information(1)
Revenues
     U.S.                                                       $12,910,107     $12,231,537  $11,001,733
     International                                                3,863,363       3,641,273    3,236,159
--------------------------------------------------------------------------------------------------------
                                                                $16,773,470     $15,872,810  $14,237,892
Long-lived Assets
     U.S.                                                       $ 6,506,424     $ 5,817,111
     International                                                1,000,759         988,817
--------------------------------------------------------------------------------------------------------
                                                                $ 7,507,183     $ 6,805,928
--------------------------------------------------------------------------------------------------------

(1) Generally, international revenue includes shipments that either originate in or are destined to locations outside the United States. Long-lived assets include property and equipment, goodwill and other long-term assets. Flight equipment is allocated between geographic areas based on usage.

NOTE 12: SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for interest expense and income taxes for the years ended May 31 was as follows:

In thousands                                                           1999            1998         1997
--------------------------------------------------------------------------------------------------------
Interest (net of capitalized interest)                             $114,326        $130,250     $108,828
Income taxes                                                        437,340         355,563      195,253
--------------------------------------------------------------------------------------------------------

     Non-cash investing and financing activities for the years ended May 31 were as follows:

In thousands                                                           1999            1998         1997
--------------------------------------------------------------------------------------------------------
Fair value of assets surrendered under exchange agreements
     (with two airlines)                                            $48,248         $90,428      $62,018
Fair value of assets acquired under exchange agreements              34,580          78,148       46,662
Fair value of assets surrendered in excess of assets acquired        13,668          12,280       15,356
--------------------------------------------------------------------------------------------------------

NOTE 13: COMMITMENTS AND CONTINGENCIES

     The Company's annual purchase commitments under various contracts as of May 31, 1999, were as follows:

                                                                                  Aircraft-
In thousands                                                       Aircraft         Related(1)     Other(2)          Total
--------------------------------------------------------------------------------------------------------------------------
2000                                                               $431,400        $329,700     $528,000        $1,289,100
2001                                                                310,300         626,300       78,200         1,014,800
2002                                                                316,900         229,200        8,500           554,600
2003                                                                381,500         193,600            -           575,100
2004                                                                200,800           7,800            -           208,600
--------------------------------------------------------------------------------------------------------------------------

(1) Primarily aircraft modifications, rotables, spare parts and spare engines.
(2) Facilities, vehicles, computer and other equipment.

     At May 31, 1999, FedEx was committed to purchase five A300s, 31 MD11s, six DC10s (in addition to those discussed in the following paragraph) and 75 Ayres ALM 200s to be delivered through 2007. Deposits and progress payments of $27,407,000 have been made toward these purchases.

     FedEx has agreements with two airlines to acquire 53 DC10 aircraft (39 of which had been received as of May 31, 1999), spare parts, aircraft engines and other equipment, and maintenance services in exchange for a combination of aircraft noise reduction kits and cash. Delivery of these aircraft began in 1997 and will continue through 2001. Additionally, these airlines may exercise put options through December 31, 2003, requiring FedEx to purchase up to 20 additional DC10s along with additional aircraft engines and equipment.

     In January 1999, put options were exercised by an airline requiring FedEx to purchase nine DC10s (in addition to those discussed in the preceding paragraph) for a total purchase price of $29,700,000. Delivery of the aircraft began in March 1999 and is expected to be completed by January 2000.

     FedEx entered into contracts in previous years which were designed to limit its exposure to fluctuations in jet fuel prices. Under these contracts, FedEx made (or received) payments based on the difference between a specified lower (or upper) limit and the market price of jet fuel, as determined by an index of spot market prices representing various geographic regions. The difference was recorded as an increase or decrease in fuel expense. At May 31, 1998, all such contracts had expired. Under jet fuel contracts, FedEx made payments of $28,764,000 in 1998 and received $15,162,000 (net of payments) in 1997.

NOTE 14: LEGAL PROCEEDINGS

     There are two separate class-action lawsuits against FedEx generally alleging that FedEx has breached its contract with the plaintiffs in transporting packages shipped by them. These lawsuits allege that FedEx continued to collect a 6.25% federal excise tax on the transportation of property shipped by air after the tax expired on December 31, 1995, until it was reinstated in August 1996. The plaintiffs seek certification as a class action, damages, an injunction to enjoin FedEx from continuing to collect the excise tax referred to above, and an award of attorneys' fees and costs. One case was filed in Circuit Court of Greene County, Alabama.

     The other case, which was filed in the Supreme Court of New York, New York County, and contained allegations and requests for relief substantially similar to the Alabama case, was dismissed with prejudice on FedEx's motion on October 7, 1997. The Court found that there was no breach of contract and that the other causes of action were preempted by federal law. The plaintiffs appealed the dismissal. This case originally alleged that FedEx continued to collect the excise tax on the transportation of property shipped by air after the tax expired on December 31, 1996. The New York complaint was later amended to cover the first expiration period of the tax (December 31, 1995 through August 27, 1996) covered in the original Alabama complaint. The dismissal was affirmed by the appellate court on March 2, 1999. The plaintiffs are now seeking permission to appeal to the next appellate level.

     The air transportation excise tax expired on December 31, 1995, was reenacted by Congress effective August 27, 1996, and expired again on December 31, 1996. The excise tax was then reenacted by Congress effective March 7, 1997. The expiration of the tax relieved FedEx of its obligation to pay the tax during the periods of expiration. The Taxpayer Relief Act of 1997, signed by President Clinton in August 1997, extended the tax for ten years through September 30, 2007.

     FedEx intends to vigorously defend itself in these cases. No amount has been reserved for this contingency.

     The Company and its subsidiaries are subject to other legal proceedings and claims that arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not materially adversely affect the financial position or results of operations of the Company.

NOTE 15: OTHER EVENTS

     On October 30, 1998, contract negotiations between FedEx and the FPA were discontinued. In November, the FPA began actively encouraging its members to decline overtime work and issued ballots seeking strike authorization. To avoid service interruptions related to a threatened strike, the Company and FedEx began strike contingency planning including entering into agreements for additional third-party air and ground transportation and establishing special financing arrangements. Subsequently, the FPA agreed to end all job actions for 60 days and negotiations resumed. Such negotiations resulted in a five-year collective bargaining agreement that was ratified by the FPA membership in February 1999 and became effective May 31, 1999. Costs associated with these contingency plans were approximately $91,000,000. Of these costs, approximately $81,000,000, primarily the cost of contracts for supplemental airlift and ground transportation, was included in operating expenses. The remaining $10,000,000 was included in non-operating expenses and represents the costs associated with obtaining additional short-term financing capabilities.

     In 1998, FedEx realized a net gain of $17,000,000 from the insurance settlement and the release from certain related liabilities on a leased MD11 aircraft destroyed in an accident in July 1997. The gain was recorded in operating and non-operating income in substantially equal amounts.

     In 1997, FedEx's operating income included a $15,000,000 pretax benefit from the settlement of a Tennessee personal property tax matter. Also in 1997, FedEx recorded a $17,100,000 non-operating gain from an insurance settlement for a DC10 aircraft destroyed by fire in September 1996.

     On March 27, 1997, Caliber announced a major restructuring of its Viking subsidiary. As a result of the restructuring, Viking's southwestern division (formerly Central Freight Lines Inc.) was sold during the first quarter of 1998 and operations at Viking's midwestern, eastern and northeastern divisions (formerly Spartan Express, Inc. and Coles Express, Inc.) ceased on March 27, 1997.

     In connection with the restructuring, Viking recorded a pretax asset impairment charge of $225,000,000 ($175,000,000, net of tax) in 1997 and a pretax restructuring charge of $85,000,000 ($56,400,000, net of tax) in the period from January 1, 1997 to May 24, 1997. This restructuring charge is included in the adjustment to conform Caliber's fiscal year in the accompanying Consolidated Statements of Changes in Stockholders' Investment and Comprehensive Income and, therefore, is excluded from the Consolidated Statements of Income. Components of the $85,000,000 restructuring charge include asset impairment charges, future lease costs and other contractual obligations, employee severance and other benefits and other exit costs. Gains on assets sold in the restructuring of $16,000,000 were recognized in the third quarter of 1998.

     The long-lived asset impairment charge in 1997 of $225,000,000 resulted from Caliber's assessment of the ongoing value of property and equipment (primarily real estate and revenue equipment) used in Viking's operations that was determined to be impaired under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Accordingly, these assets were written down to fair value in the Company's May 31, 1997 financial statements. Fair value was based on estimates of appraised values for real estate and quoted prices for equipment.

     Assets held for sale from the restructuring (principally real estate and revenue equipment) are included in property and equipment in the accompanying consolidated balance sheet. Caliber completed the sale of substantially all of the assets to be disposed of during 1999 and 1998. Remaining accrued restructuring costs at May 31, 1999 of $16,000,000 relate primarily to future lease obligations and claims.

     On November 6, 1995, Caliber announced plans to exit the airfreight business served by its wholly-owned subsidiary, Roadway Global Air, Inc. Income from discontinuance of $4,875,000, net of tax, in 1998 included the favorable settlement of leases and other contractual obligations.

NOTE 16: SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)

                                                                     First           Second        Third            Fourth
In thousands, except earnings per share                             Quarter         Quarter      Quarter           Quarter
--------------------------------------------------------------------------------------------------------------------------
1999 (1)
     Revenues                                                    $4,082,302      $4,209,237   $4,098,418        $4,383,513
     Operating income                                               283,843         336,987      152,038           390,218
     Income before income taxes                                     255,348         312,404      121,269           372,043
     Net income                                                     149,379         182,756       77,833           221,365

     Earnings per common share                                   $      .51      $      .62   $      .26        $      .74
     Earnings per common share  -  assuming dilution             $      .50      $      .61   $      .26        $      .73
1998 (2)
     Revenues                                                    $3,866,491      $3,942,018   $3,986,304        $4,077,997
     Operating income                                               303,905         288,949       95,381           322,425
     Income before income taxes                                     284,786         256,719       63,670           294,343
     Income from continuing operations                              164,777         149,824       12,836           170,718
     Net income                                                     164,777         149,824       17,711           170,718
     Earnings per common share                                   $      .56      $      .51   $      .06        $      .58
     Earnings per common share  -  assuming dilution             $      .55      $      .50   $      .06        $      .57
--------------------------------------------------------------------------------------------------------------------------

(1) Third quarter 1999 results included approximately $91,000,000 of expenses ($54,100,000 net of tax or $.18 per share, assuming dilution) for contingency plans made by the Company related to the threatened strike by the FPA.

(2) First quarter 1998 included Caliber's results for the 12-week period from May 25, 1997 to August 16, 1997 consolidated with FedEx's results for the three months ended August 31, 1997. Second quarter 1998 included Caliber's results for the 12-week period from August 17, 1997 to November 8, 1997 consolidated with FedEx's results for the three months ended November 30, 1997. Third quarter 1998 included Caliber's results for the 16-week period from November 9, 1997 to February 28, 1998 consolidated with FedEx's results for the three months ended February 28, 1998. Third quarter 1998 results included $88,000,000 of expenses ($80,000,000 net of tax or $.26 per share, assuming dilution) related to the acquisition of Caliber and the formation of the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of FDX Corporation:

     We have audited the accompanying consolidated balance sheets of FDX Corporation (a Delaware corporation) and subsidiaries as of May 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income and cash flows for each of the three years in the period ended May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 1996, of Caliber System, Inc., a company acquired during 1998 in a transaction accounted for as a pooling of interests, as discussed in Note 1. Such statements are included in the consolidated financial statements of FDX Corporation for the year ended May 31, 1997, and reflect total revenues of 19% of the related FDX Corporation consolidated total. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Caliber System, Inc., is based solely upon the report of the other auditors.

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

     In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of FDX Corporation as of May 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1999, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Memphis, Tennessee
June 29, 1999

SELECTED CONSOLIDATED FINANCIAL DATA

FDX Corporation

Years ended May 31, In thousands,
except per share amounts and Other Operating Data              1999             1998          1997           1996            1995
---------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Revenues                                                $16,773,470      $15,872,810   $14,237,892    $12,721,791     $11,719,596
Operating income                                          1,163,086        1,010,660       507,002        779,552         756,247
Income from continuing operations before income taxes     1,061,064          899,518       425,865        702,094         693,564
Income from continuing operations                           631,333          498,155       196,104        400,186         396,125
Income (loss) from discontinued operations (1)                   -             4,875            -        (119,614)        (78,977)
Net income                                              $   631,333      $   503,030   $   196,104    $   280,572     $   317,148
PER SHARE DATA (2)
Earnings (loss) per share:
     Basic
          Continuing operations                         $      2.13      $      1.70   $       .67    $      1.38     $      1.38
          Discontinued operations (1)                            -               .02          -              (.41)           (.27)
---------------------------------------------------------------------------------------------------------------------------------
                                                        $      2.13      $      1.72   $       .67    $       .97     $      1.11
---------------------------------------------------------------------------------------------------------------------------------
     Assuming dilution
          Continuing operations                         $      2.10      $      1.67   $       .67    $      1.37     $      1.37
          Discontinued operations (1)                            -               .02            -            (.41)           (.27)
---------------------------------------------------------------------------------------------------------------------------------
                                                        $      2.10      $      1.69   $       .67    $       .96     $      1.10
---------------------------------------------------------------------------------------------------------------------------------
Average shares of common stock                              295,983          293,401       291,426        289,390         286,978
Average common and common equivalent shares                 300,643          298,408       294,456        291,686         289,002
Cash dividends (3)                                               -                -            -               -               -
FINANCIAL POSITION
Property and equipment, net                             $ 6,559,217      $ 5,935,050   $ 5,470,399    $ 4,973,948     $ 4,421,312
Total assets                                             10,648,211        9,686,060     9,044,316      8,088,241       7,943,218
Long-term debt, less current portion                      1,359,668        1,385,180     1,597,954      1,325,277       1,324,711
Common stockholders' investment                           4,663,692        3,961,230     3,501,161      3,312,440       3,260,963
OTHER OPERATING DATA
FedEx
     Operating weekdays                                         256              254           254            256             255
     Aircraft fleet                                             634              613           584            557             496
RPS
     Operating weekdays                                         253              256           254            252             253



Average full-time equivalent employees                      156,386          150,823       145,995
---------------------------------------------------------------------------------------------------------------------------------

See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the periods presented.

(1) Discontinued operations include the operations of Roadway Express, Inc., a wholly-owned subsidiary of Caliber that was distributed to Caliber stockholders on January 2, 1996, and Roadway Global Air, Inc., a wholly-owned subsidiary of Caliber, which exited the airfreight business in calendar 1995.

(2) Reflects two-for-one stock splits effected in the form of 100% stock dividends on November 4, 1996 and May 6, 1999.

(3) Caliber declared dividends of $3,899,000, $28,184,000, $54,706,000, and
$54,620,000 for 1998, 1997, 1996, and 1995, respectively. Caliber declared additional dividends of $10,883,000 from January 1, 1997 to May 25, 1997, that are not included in the preceding amounts. FedEx did not pay dividends in the years shown. FDX does not intend to pay dividends on FDX common stock.

CORPORATE INFORMATION

     STOCK LISTING: The Company's common stock is listed on The New York Stock Exchange under the ticker symbol FDX.

     STOCKHOLDERS: At July 15, 1999, there were 15,431 stockholders of record.

Market information: Following are high and low closing prices, by quarter, for FDX Corporation common stock in 1999 and 1998 adjusting for a two-for-one stock split effected in the form of a 100% stock dividend that was paid on May 6, 1999 to stockholders of record on April 15, 1999. No cash dividends have been declared by the Company.

                                                           First            Second       Third         Fourth
                                                          Quarter          Quarter     Quarter        Quarter
-------------------------------------------------------------------------------------------------------------
FY 1999
     High                                                $33 3/32         $32 7/16     $47 5/8        $61 3/4
     Low                                                  25 1/32          22 3/16     33 3/16       45 27/32
-------------------------------------------------------------------------------------------------------------
FY 1998
     High                                                $     35         $41 9/32   $34 27/32        $37 1/8
     Low                                                   26 1/2         30 17/32     28 3/16         30 5/8
-------------------------------------------------------------------------------------------------------------

CORPORATE INFORMATION

     CORPORATE HEADQUARTERS: 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 369-3600.

     ANNUAL MEETING: The annual meeting of stockholders will be held at Hotel Le Bristol, 112, rue du Faubourg Saint-Honore, 75008 Paris, France on Monday, September 27, 1999, at 10:00 a.m. local time.

     INQUIRIES: For financial information, contact J.H. Clippard, Jr., Vice President, Investor Relations, FDX Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200. For general information, contact Shirlee M. Clark, Director, Public Relations, FDX Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 395-3460.

     FORM 10-K: A copy of the Company's Annual Report on Form 10-K (excluding exhibits), filed with the Securities and Exchange Commission (SEC), is available free of charge. You will be mailed a copy upon request to J.H. Clippard, Jr., Vice President, Investor Relations, FDX Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200. Company documents filed electronically with the SEC can also be found on the Internet at the SEC's Web site (http://www.sec.gov).

     AUDITORS: Arthur Andersen LLP, Memphis, Tennessee.

     REGISTRAR AND TRANSFER AGENT: Equiserve-First Chicago Trust Division, Shareholder Services, P.O. Box 2500, Jersey City, New Jersey 07303-2500,
(800) 446-2617 / John H. Ruocco (312) 407-5153. Information on the
DirectServiceTM Investment Program for Shareowners of FDX Corporation may be obtained by calling (800) 524-3120. This program provides an alternative to traditional retail brokerage methods of purchasing, holding and selling FDX common stock.

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

     SERVICE MARKS: FDXSM and FDX Global Logistics-SM- and logo are service marks of FDX Corporation. Federal Express,-Registered Trademark-FedEx,-Registered Trademark- and logo, FedEx Powership,-Registered Trademark-FedEx Ship,-Registered Trademark- FedEx Same Day,-Registered Trademark- FedEx interNetShip-Registered Trademark- and FedEx Express Saver-Registered Trademark-are registered trademarks and service marks of Federal Express Corporation. Reg. U.S. Pat. & Tm. Off. and in certain foreign countries. RPS-Registered Trademark-and logo and RPS Multi-Ship-Registered Trademark-are registered service marks and trademarks of RPS, Inc. Reg. U.S. Pat. & Tm. Off. Viking Freight-SM- is a service mark of Viking Freight, Inc. Roberts Express-Registered Trademark- is a registered service mark of Roberts Express, Inc. Reg. U.S. Pat. & Tm. Off. Powership-Registered Trademark- is used by FDX Corporation under license from Federal Express Corporation.

BOARD OF DIRECTORS AND SENIOR OFFICERS


Board of Directors


Robert H. Allen (2)
Private Investor and Managing Partner
Challenge Investment Partners
Investment firm


Robert L. Cox (1)
Partner
Waring Cox
Law firm


Ralph D. DeNunzio (2)
President
Harbor Point Associates, Inc.
Private investment and consulting firm


Judith L. Estrin (1)
Senior Vice President and Chief Technology Officer
Cisco Systems, Inc.
Networking systems company

Philip Greer  (1*)
Senior Managing Director

Weiss, Peck & Greer, L.L.C.
Investment management firm


J.R. Hyde, III (2)
Chairman
Pittco, Inc.
Investment company


Charles T. Manatt (2)
Chairman
Manatt, Phelps & Phillips
Law firm


George J. Mitchell (1)
Special Counsel
Verner, Liipfert, Bernhard, McPherson and Hand
Law firm


Jackson W. Smart, Jr. (2*)
Chairman, Executive Committee
First Commonwealth, Inc.
Managed dental care company


Frederick W. Smith
Chairman, President and Chief Executive Officer
FDX Corporation


Dr. Joshua I. Smith (1)
Chairman, President and Chief Executive Officer
The MAXIMA Corporation
Information and data processing firm


Paul S. Walsh (2)
Chairman, President and Chief Executive Officer
The Pillsbury Company
Consumer food and beverage company


Peter S. Willmott (1)
Chairman and Chief Executive Officer
Willmott Services, Inc.

Retail and consulting firm


(1)Audit Committee

(2)Compensation Committee

(*)Committee Chairman


Senior Officers


Frederick W. Smith
Chairman, President and Chief Executive Officer

Kenneth R. Masterson
Executive Vice President, General Counsel and Secretary

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

T. Michael Glenn
Executive Vice President,
Market Development and Corporate Communications

Dennis H. Jones
Executive Vice President and Chief Information Officer

James S. Hudson
Corporate Vice President and Chief Accounting Officer


Portions of this annual report were printed on recycled paper.


Design by Addison  www.addison.com


Information-Intensive
Supply Chain Innovation
Velocity
Visibility
Value-Added
Real-Time

FDX Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120
www.fdxcorp.com